Exhibit 99.1

Management Proxy Circular

Notice of Annual and Special Meeting of Shareholders April 16, 2026

Your participation is important. Please read this document and vote.

Notice of Annual and Special Meeting of Shareholders

When:	Thursday, April 16, 2026, 9:30 a.m. Eastern Daylight Time (EDT)

Where:	By live webcast at https://cibcvirtual.com/agm2026

Enter password: cibc2026 (case sensitive)

In person at CIBC Square, 81 Bay Street, Toronto, Ontario

You may also listen to our meeting by phone at 647 557-5624 (local) or 1 888 440-4413 (toll-free in Canada and the United States), passcode 8433978# (English) or 438 799-5050 (local) or 1 888 440-6444 (toll free in Canada and the United States), passcode 4498177# (French).

At the meeting you will be asked to:

1.	receive our consolidated financial statements for the fiscal year ended October 31, 2025 and the auditors’ report on the statements;
2.	elect directors;
3.	appoint auditors;
4.	vote on an advisory resolution regarding our executive compensation approach;
5.	vote on an amendment to CIBC’s Employee Stock Option Plan;
6.	confirm by special resolution an amendment to By-Law No. 1 regarding directors’ remuneration;
7.	vote on shareholder proposals; and
8.	consider any other business properly brought before the meeting.

Voting instructions start on page 5 of our 2026 Management Proxy Circular (the Circular). Please read our Circular carefully.

Eligibility to vote

There were 920,534,283 common shares outstanding on February 17, 2026, our record date. Holders of common shares on that date are eligible to vote at our meeting (subject to Bank Act (Canada) restrictions).

Your vote is important

Please read the Circular and vote before the meeting. For more information on how you can vote or appoint someone else to vote for you, see “Voting” starting on page 5 of the Circular. Please vote as early as possible so that your shares are represented at the meeting. TSX Trust Company (TSX Trust) must receive your vote no later than 1:00 p.m. (EDT) on April 14, 2026.

You may also vote online or in person at the meeting, provided you follow certain steps. These steps are set out on pages 5 to 9 of the Circular.

Questions

If you have questions about notice-and-access or accessing our meeting online, you may contact TSX Trust at 1 888 433-6443 (toll-free in Canada and the United States) or 416 682-3801 (other countries).

Our Board of Directors (Board) and management would like to answer as many shareholder questions as possible during the meeting. Please send your questions in advance to the Corporate Secretary at Corporate.Secretary@cibc.com or to CIBC Corporate Secretary Division, 81 Bay Street, CIBC Square, 20th Floor, Toronto, Ontario M5J 0E7.

By Order of the Board

Natalie Biderman

Vice-President, Corporate Secretary

February 25, 2026

Dear fellow shareholder,

We are pleased to invite you to CIBC’s Annual and Special Meeting of Shareholders on April 16, 2026, at 9:30 a.m. (EDT). Please review this Circular for information on how to participate in our meeting, voting instructions, the business to be conducted, as well as our approach to executive compensation and our governance practices. Information on the meeting is also available on our Annual Meeting webpage on our Investor Relations website at www.cibc.com.

Against the backdrop of an evolving operating environment, 2025 was a strong year for our bank. Our consistent and disciplined execution of our client-focused strategy delivered high quality earnings growth and record financial results, including earnings of $8.5B on an adjusted basis, a 17% increase over the prior year. We maintained our capital strength, delivered positive operating leverage, and achieved top-tier total shareholder returns.

Our bank seamlessly navigated a CEO transition and made a number of senior leadership appointments that have enabled continuity of leadership, and positioned our bank to accelerate the execution of our strategy. Our entire CIBC team was foundational to our success. We continued to prioritize talent management, providing many leaders with new opportunities to grow as well as investing in the learning and development of our entire team to ensure we have a strong, future-ready workforce.

Our connected and purpose-led team, diversified North American platform, and unwavering client focus attracted more individuals, families and businesses to bank with us, and deepened relationships with existing clients. As more clients choose CIBC, we are seeing robust client experience scores, and growing our business.

We are also very proud of our culture of care as we remained steadfast in our support for the communities we serve. The Canadian Cancer Society CIBC Run for the Cure raised $18 million in 2025, including $3.1 million raised by our team, helping fund cancer research and provide vital support to those affected by the disease. We also marked the 40th anniversary of CIBC Miracle Day with $7 million going towards improving the lives of children around the world.

We thank you for your ongoing support and look forward to your participation at this year’s Annual and Special Meeting.

Sincerely,

Katharine B. Stevenson	Harry Culham
Chair of the Board	President and Chief Executive Officer

Management Proxy Circular

The information in this Circular is current as of February 18, 2026 and all dollar figures are in Canadian currency, unless indicated otherwise. ‘You’, ‘your’ and ‘shareholder’ mean common shareholders of CIBC.

Table of Contents

1	Business of the Meeting

4	Meeting Materials

5	Voting

11	Directors

	11	Director Nominees

	26	Director Compensation

30	Board Committee Reports

38	Statement of Corporate Governance Practices

58	Message from the Chair of the Board and the Chair of the Management Resources and Compensation Committee

63	Compensation Discussion and Analysis

	63	Compensation Philosophy and Practices

	66	Approach to Executive Compensation

	74	2025 Performance and Compensation

	75	Talent and Succession Planning

	76	Inclusion

	77	2025 NEO Compensation

86	Compensation Disclosure

101	Shareholder Proposals

112	Other Information

	112	Indebtedness of Directors and Executive Officers

	113	Directors’ and Officers’ Liability Insurance

	113	Information about CIBC

	113	Vote Results and Minutes of Meeting

	113	Contacting our Board of Directors

	113	Board of Directors’ Approval

Glossary

BPF	Business Performance Factor

CAO	Chief Administrative Officer

CEO	Chief Executive Officer

CFO	Chief Financial Officer

CRO	Chief Risk Officer

CSA	Canadian Securities Administrators

CX	Client Experience

DSU	Deferred Share Unit

EDT	Eastern Daylight Time

EPS	Earnings per Share

ESG	Environmental, Social and Governance

ESOP	Employee Stock Option Plan

EY	Ernst & Young LLP

FSB	Financial Stability Board

GAAP	Generally Accepted Accounting Principles

GPS	Goals, Performance, Success

IFRS	International Financial Reporting Standards

MD&A	Management’s Discussion and Analysis

MRCC	Management Resources and Compensation Committee

NEO	Named Executive Officer

NYSE	New York Stock Exchange

OSFI	Office of the Superintendent of Financial Institutions Canada

PCAOB	Public Company Accounting Oversight Board (United States)

PSU	Performance Share Unit

RMC	Risk Management Committee

ROE	Return on Equity

RSA	Restricted Share Award

S&P	Standard & Poor’s

SBU	Strategic Business Unit

SEC	US Securities and Exchange Commission

SERP	Supplemental Executive Retirement Plan

SEVP	Senior Executive Vice-President

TDC	Total Direct Compensation

TSR	Total Shareholder Return

TSX	Toronto Stock Exchange

Senior Management includes the Chief Executive Officer (CEO) and individuals who are directly accountable to the CEO.

Heads of Oversight Functions includes the Chief Auditor, Chief Compliance Officer, Chief Anti-Money Laundering Officer, Chief Financial Officer (captured as part of Senior Management), and Chief Risk Officer (captured as part of Senior Management).

Business of the Meeting

1. Financial Statements

The consolidated financial statements for the fiscal year ended October 31, 2025 are in our 2025 Annual Report available at www.cibc.com.

2. Election of Directors

You will be asked to elect 13 director nominees to serve on our Board until the earlier of the next Annual Meeting of Shareholders or the director’s retirement from the Board. The Board recommends that you vote FOR each director nominee.

See pages 11 to 24 for information about our director nominees.

3. Appointment of Auditors

You will be asked to appoint Ernst & Young LLP (EY) as auditors of CIBC. EY has served as the auditors of CIBC since December 2002. The Board recommends that you vote FOR EY as our auditors.

See pages 31 and 32 for information on the Audit Committee’s annual assessment of EY’s independence, audit quality, effectiveness and service quality and a description of fees paid to the auditors.

4. Advisory Resolution regarding our Executive Compensation Approach

You can have a “say on pay” by voting on our approach to executive compensation. Last year, 95.92% of shareholder votes were for our executive compensation approach. We consider the vote an important part of our shareholder engagement process as it offers valuable feedback to our Board. This vote is advisory under applicable law and does not diminish the Board’s role and responsibilities. Even though the resolution is not binding, the Board and the Management Resources and Compensation Committee (MRCC) consider the results of the vote in making future executive compensation decisions.

See pages 58 to 100 for Message from the Chair of the Board and Chair of the MRCC Shareholders and Compensation Discussion and Analysis.

In evaluating our executive compensation strategy, the MRCC takes into account feedback from shareholders as well as any concerns that have been expressed. If a concern is deemed significant by the MRCC, we will provide details about the MRCC’s review process and the results of that review in our next Circular.

We welcome your questions or feedback regarding our approach to executive compensation by writing to us at Corporate.Secretary@cibc.com, or CIBC Corporate Secretary Division, 81 Bay Street, CIBC Square, 20th Floor, Toronto, Ontario M5J 0E7.

The Board recommends that you vote FOR the following advisory resolution.

RESOLVED on an advisory basis and not to diminish the role and responsibilities of the Board of Directors, that the shareholders accept the approach to executive compensation disclosed in CIBC’s Management Proxy Circular for the 2026 Annual and Special Meeting of Shareholders.

5. Amendment to CIBC’s Employee Stock Option Plan

CIBC is seeking shareholder approval to increase the number of common shares available for issuance under the Employee Stock Option Plan (ESOP) so that CIBC can maintain a competitive deferred compensation program beyond 2026. CIBC established the ESOP in 1993 upon receiving shareholder and regulatory approval. Options are a form of deferred incentive designed to motivate eligible executives to create sustainable shareholder value over the long term. A description of the key terms of the ESOP can be found on page 91 of this Circular.

Shareholders have authorized the issuance of 105,269,000 common shares under the ESOP. As of December 31, 2025, 87,289,536 common shares had been issued pursuant to the exercise of options under the ESOP since its inception in 1993.

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CIBC’s burn rate, overhang and dilution measures for the most recent fiscal year (ending October 31, 2025) for all CIBC option plans are set out below and are within best practice guidelines:

Measure	ESOP

Dilution(1) ◾ number of options granted but not exercised/total number of common shares outstanding for the fiscal year	1.67%

Overhang(1) ◾ (number of options available to be granted + options granted but not exercised)/total number of common shares outstanding for the fiscal year	2.12%

Burn Rate(2) ◾ total number of options granted in a fiscal year/weighted average number of common shares outstanding for the fiscal year	0.26%

(1)	All figures are calculated as a percentage of common shares outstanding (including outstanding treasury shares) on October 31, 2025.
(2)

The burn rate is expressed as a percentage calculated by dividing the number of options granted during the fiscal year (2,422,512) by the weighted average number of common shares outstanding for the fiscal year (935,373,825).

As of December 31, 2025, there were 15,591,359 options outstanding, leaving 2,388,105 common shares available for future option grants.

For more information, see page 89 of this Circular. Based on the current number of options available for grant under the ESOP, the current burn rate and CIBC’s stock option granting practices, CIBC proposes increasing the number of common shares available for issuance under the ESOP by an additional 10 million common shares.

After giving effect to the proposed increase, the number of CIBC common shares that will be available for issuance under the ESOP (including to satisfy the exercise of currently outstanding options), after deducting CIBC common shares previously issued pursuant to the exercise of options under the ESOP, will be 27,979,464, representing 3.03% of the issued and outstanding common shares as at December 31, 2025.

On December 3, 2025, the Board passed a resolution approving an increase in the number of common shares available for issue under the ESOP, subject to obtaining shareholder and regulatory approval. On December 23, 2025, the TSX conditionally approved the increase subject to shareholder approval. To be effective, the amendment to increase the number of shares available for issuance under the ESOP must be approved by a resolution passed by a majority of the votes cast by shareholders, in person or by proxy, at our 2026 Annual and Special Meeting of Shareholders.

The Board recommends shareholders vote FOR the following resolution and, unless otherwise instructed, the persons designated in the proxy form or voting instruction form intend to vote FOR the following resolution:

RESOLVED THAT CIBC’s Employee Stock Option Plan be and is hereby amended to confirm that the number of CIBC common shares issuable pursuant to the exercise of options under CIBC’s Employee Stock Option Plan be increased by an additional 10,000,000 common shares, such that the reserve will be 115,269,000.

As noted above, this reserve of 115,269,000 includes 87,289,536 CIBC common shares previously issued as of December 31, 2025, pursuant to the exercise of options under the ESOP since its inception in 1993.

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6. Special Resolution to Amend By-Law No. 1 Regarding Directors’ Remuneration

Under the Bank Act (Canada), CIBC’s by-laws must include a provision that establishes the aggregate amount directors can receive for their services as directors of the bank during a fixed time period. Currently, Section 2.6 of By-Law No. 1 sets this amount at $6,000,000 for each fiscal year. On December 4, 2025, the Board passed a resolution to amend Section 2.6 of By-Law No. 1 to increase the aggregate amount that directors can be paid for a fiscal year to $8,000,000. To be effective, the proposed By-Law change requires confirmation by a special resolution of shareholders, approved by at least two-thirds of the votes cast in person or by proxy at our 2026 Annual and Special Meeting of Shareholders.

Increasing the aggregate amount enables CIBC to maintain competitive director compensation. This is essential for attracting and retaining highly qualified candidates with the skills and experience needed to serve as directors, especially given the growing complexity of the banking industry, technological advancements, and evolving expectations from regulators, shareholders, and other stakeholders.

The increase also provides flexibility to compensate additional directors who may be elected in the future as part of Board renewal initiatives. Electing new directors alongside longer-serving members allows CIBC to leverage the expertise of experienced directors to mentor and orient new members to the Board’s responsibilities.

Additionally, the increased limit allows CIBC to respond to unforeseen circumstances, such as the formation of ad-hoc Board committees or additional meetings that require compensation. It also accommodates fluctuating foreign currency exchange rates that may affect compensation for directors who are US citizens residing in the United States, and provides for any future increases in director compensation approved by the Board.

The Board recommends that shareholders vote FOR the following special resolution:

“RESOLVED BY SPECIAL RESOLUTION THAT:

The amendment of Section 2.6 of By-Law No. 1 to delete the reference to ‘$6,000,000’ and replace it with ‘$8,000,000’, so that section 2.6 reads as follows, be and is hereby confirmed:

“2.6 Remuneration

To remunerate the directors for their services as such, there may be paid in each fiscal year from the funds of CIBC to and among the directors such amounts, not exceeding in the aggregate $8,000,000, and in such proportions between them as may be determined from time to time by the board of directors.””

7. Shareholder Proposals

You will be asked to vote on 7 shareholder proposals set out on pages 101 to 111 of the Circular. The Board recommends that you vote AGAINST these proposals and explains why following each proposal.

Shareholder proposals that were withdrawn are set out on page 111 of the Circular with supporting statements and the Board’s response.

See pages 101 to 111 for shareholder proposals and the Board’s responses.
Shareholder proposals for next year’s Annual Meeting of Shareholders must be submitted by November 27, 2026 at 5:00p.m. (EDT).

C I B C P R O X Y C I R C U L A R	3

Meeting Materials

Delivery of meeting materials by notice-and-access

Management Proxy Circular – We are using notice-and-access to send our registered and non-registered shareholders our Circular as permitted by the Canadian Securities Administrators (CSA) and with the authorization of the Office of the Superintendent of Financial Institutions Canada (OSFI). This means that our Circular is posted online for you to access, rather than being printed and mailed to you. Reducing the amount of paper we send to shareholders helps reduce the environmental impact associated with paper. You will receive a proxy form or a voting instruction form by mail, so that you can vote your shares, as well as a notice with information about how you can access our Circular online or request a paper copy.

Annual Financial Statements and Management’s Discussion and Analysis – The way we send you our annual financial statements and Management’s Discussion and Analysis (MD&A) depends on whether you are a registered shareholder or a non-registered shareholder.

You are a registered shareholder if you hold a paper share certificate in your name or your shares are held through the direct registration system. You are a non-registered shareholder if your shares are registered in the name of an intermediary, such as a bank, broker or trust company.

If you are a registered shareholder and you did not sign up for e-delivery or opt out of receiving our annual financial statements, we are required to send you our annual financial statements and you will receive a paper copy of our Annual Report with the notice.

If you are a non-registered shareholder, we will use notice-and-access to provide you access to our annual financial statements and MD&A as permitted by securities law, so that you can access this material online the same way as our Circular. We will send shareholders the notice-and-access notification on or about March 17, 2026.

Our Circular and Annual Report (the meeting materials) are available on the website of our transfer agent, TSX Trust (www.meetingdocuments.com/TSXT/cibc), on our website (www.cibc.com), on SEDAR+ (www.sedarplus.com) and on the SEC website (www.sec.gov/edgar.shtml).

How to request a paper copy of the meeting materials

You may request a paper copy of the meeting materials, free of charge, for up to one year from the date the meeting materials were filed on SEDAR+.

To make your request before the meeting, contact TSX Trust at www.meetingdocuments.com/TSXT/cibc or 1 888 433-6443 (toll-free in Canada and the United States) or 416 682-3801 (other countries) or email TSXT-fulfilment@tmx.com. Please follow TSX Trust’s instructions. A paper copy of the requested documents will be sent to you within three business days of your request. Please note that you will not receive another proxy form or voting instruction form so please retain your original form to vote your shares.

To ensure receipt of the paper copy of the meeting materials before the voting deadline and meeting date, we estimate that your request must be received no later than 5:00 p.m. (EDT) on March 31, 2026. This estimate reflects a three business day period for processing requests as well as typical mailing times.

To make your request on or after the date of the meeting, call TSX Trust at 1 888 433-6443 (toll-free in Canada and the United States) or 416 682-3801 (other countries) or email TSXT-fulfilment@tmx.com. The requested documents will be sent to you within 10 calendar days of your request.

Attending the Meeting

This year, the meeting will take place by live webcast at https://cibcvirtual.com/agm2026 and in person at CIBC Square, 81 Bay Street, Toronto, Ontario. Either way, you can take part, vote and ask your questions during the meeting. For the most current information about our meeting please visit our Annual Meeting webpage on our Investor Relations website at www.cibc.com.

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Voting

Shareholder approval

Each matter you are being asked to vote on requires the approval of a simple majority (more than 50%) of the votes cast, except the special resolution to amend By-Law No. 1 regarding the aggregate remuneration of directors, which requires approval of at least two-thirds (66.67%) of the votes cast, in each case, by proxy or during the meeting, by either online ballot through the live webcast or in person ballot at CIBC Square.

Who can vote

You are entitled to one vote for each common share you own on February 17, 2026, our record date. There were 920,534,283 outstanding common shares eligible to vote on that date.

In accordance with Bank Act (Canada) restrictions, shares cannot be voted if they are beneficially owned by:

◾	the government of Canada or any of its agencies;
◾	the government of a province or territory or any of its agencies;
◾	the government of a foreign country, any political subdivision of a foreign country or any of its agencies;
◾	a person who has acquired more than 10% of any class of our shares without Minister of Finance approval; or
◾	a person or entity controlled by a person that, in aggregate, is more than 20% of the eligible votes that may be cast in respect of that vote, unless permitted by the Minister of Finance.

Our directors and officers are not aware of any person or company that beneficially owns, directly or indirectly, or exercises control or direction over, more than 10% of the votes attached to any class of CIBC shares.

How to Vote

You may vote your shares before the meeting by proxy or voting instruction form, or during the meeting either by online ballot through the live webcast or in person ballot at CIBC Square. The voting process depends on whether you are a registered shareholder or a non-registered shareholder.

You are a registered shareholder if you hold a paper share certificate in your name or your shares are held through the direct registration system. You would have received a proxy form with a 13-digit control number. See voting instructions beginning on page 6.

You are a non-registered shareholder if your shares are registered in the name of an intermediary, such as a bank, broker or trust company and you would have received a voting instruction form with a 16-digit control number. See voting instructions beginning on page 8.

C I B C P R O X Y C I R C U L A R	5

Voting

REGISTERED SHAREHOLDERS

You are a REGISTERED SHAREHOLDER if you hold a paper share certificate in your name or your shares are held through the direct registration system. As a registered shareholder, you should have received a proxy form containing a 13-digit control number. If you have not received this form, please contact TSX Trust at 1 800 387-0825 (toll-free in Canada and the United States) or 416 682-3860 (other countries).

If you wish to vote by proxy before the meeting:

Return your completed proxy to CIBC’s transfer agent, TSX Trust, by 1:00 p.m. (EDT) on April 14, 2026 to ensure your vote is counted. We encourage you to vote your shares early.

You can vote your shares by proxy using one of the following methods:

Online – go to www.meeting-vote.com, enter the 13-digit control number from your proxy form and follow the on-screen instructions; or

       – scan both sides of your proxy form and email it to proxyvote@tmx.com.

Fax – complete your proxy form and fax both sides to TSX Trust at 416 607-7964.
Mail – complete your proxy form and return it in the envelope provided.

If you wish to vote during the live webcast:

Do not complete or return your proxy form. Instead, you can vote in real time by completing an online ballot during the live webcast.

Ensure you have internet access and follow these steps:

1.   Log in at https://cibcvirtual.com/agm2026 at least 15 minutes before the meeting starts and check browser compatibility.

2.  Select “Vote”; separate browser will open. Enter the 13-digit control number from your proxy form as your user name. Enter “cibc2026” (case sensitive) as your password.

3.  Any vote you cast at the meeting will revoke any proxy you previously submitted. If you do not wish to revoke a previously submitted proxy, do not vote during the meeting.

If you want to vote in person at CIBC Square

To vote your shares in person at CIBC Square, do not complete or return the proxy form, but bring it with you to the meeting. You will be able to vote at the meeting by completing a paper ballot. When you arrive at the meeting, please check in at the registration table.

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Voting

REGISTERED SHAREHOLDERS

If you wish to appoint a proxyholder to vote during the meeting for you:

You may appoint a proxyholder, other than management’s nominees, Katharine B. Stevenson, Chair of the Board, and Harry Culham, President and Chief Executive Officer, to attend, vote and act on your behalf at the meeting and any continuation or adjournment of the meeting. Ensure your proxyholder will attend the meeting and is aware of their appointment to vote your shares.

To appoint a proxyholder, follow these steps:

1.  Enter your proxyholder’s name in the designated space on your proxy form and return the form online, by fax, or by mail, as described on the previous page. Your proxyholder does not need to be a CIBC shareholder. You may leave the voting section blank, or you may provide specific voting instructions for your proxyholder.

If your proxyholder will participate via the live webcast, follow these additional steps:

2.   You must register your proxyholder by calling TSX Trust at 1 866 751-6315 (within North America) or 1 416 682-3860 (outside North America) or by completing an online form at https://www.tsxtrust.com/control-number-request, by 1:00 p.m. on April 14, 2026. TSX Trust will provide your proxyholder with a control number to vote during the meeting. If you do not register your proxyholder with TSX Trust, they will not be able to vote your shares via the webcast.

3.   To vote during the webcast, your proxyholder should:

◾    log in at https://cibcvirtual.com/agm2026 at least 15 minutes before the meeting starts and check browser compatibility. Continuous internet connectivity is required to vote during the meeting.

◾    select “Vote” which will open a separate browser window. Enter the control number provided by TSX Trust as the username and use “cibc2026” (case sensitive) as the password.

If your proxyholder attends the meeting in person, they must register with our transfer agent, TSX Trust, at the registration table upon arrival.

Changing Your Vote

If you wish to change your previously submitted voting instructions, you may revoke your proxy using one of the following methods:

◾   If you returned your proxy form by fax or mail, sign a written statement revoking your proxy, provide your new voting instructions and send it to CIBC Corporate Secretary Division, 81 Bay Street, CIBC Square, 20th Floor, Toronto, Ontario M5J 0E7. Your revocation must be received before 1:00 p.m. (EDT) on April 14, 2026.

◾   If you voted online, you may submit a new vote online before 1:00 p.m. (EDT) on April 14, 2026, using the control number on your proxy form.

◾   You can also change your vote by voting during the live webcast. Any vote you cast at the meeting will revoke all votes previously submitted. If you do not wish to revoke your earlier votes, do not vote during the meeting.

C I B C P R O X Y C I R C U L A R	7

Voting

NON-REGISTERED SHAREHOLDERS

You are a NON-REGISTERED SHAREHOLDER if your shares are registered in the name of an intermediary, such as a bank, broker or trust company. You should have received a voting instruction form with a 16-digit control number. If not, please contact the intermediary. You may vote by proxy before the meeting using the voting instruction form, or you may vote during the meeting by online ballot through the live webcast or by in-person ballot at the meeting provided you register yourself as a proxyholder.

As a non-registered shareholder, CIBC may not have records of your shareholding. Please follow the instructions on your voting instruction form to ensure your vote is counted.

If you want to vote by proxy before the meeting:

You must allow sufficient time for your intermediary to receive and act on your instructions. Check your voting instruction form for the submission deadline and vote as early as possible.

You can submit your voting instructions in one of the following ways:

Online – go to www.proxyvote.com, enter the 16-digit control number located on your voting instruction form and follow the instructions on the screen.
Mail – complete your voting instruction form and return it in the envelope provided.
Phone – call 1 800 474-7493 (English) or 1 800 474-7501 (French) and follow the prompts.

If you want vote in person at the meeting:

Appoint yourself as proxyholder by writing your name in the space provided on the voting instruction form and returning it in the envelope provided. Leave the voting section blank, as you will vote during the meeting. Upon arrival, check in at the registration table.

If you want to appoint someone as your proxyholder to attend the meeting and vote for you:

Write their name in the blank space on your voting instruction form and return it in the envelope provided. Your proxyholder does not need to be a CIBC shareholder. Confirm that your proxyholder will attend the meeting and is aware of their appointment. If you do not provide a name, then Katharine B. Stevenson, Chair of the Board or Harry Culham, President and Chief Executive Officer, will be appointed as your proxyholder.

Your proxyholder is authorized to vote and act for you at the meeting or any continuation or adjournment of the meeting. You can indicate your voting instructions on the form, which your proxyholder must follow.

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Voting

NON-REGISTERED SHAREHOLDERS

If you want to vote through the live webcast or appoint a proxyholder for the webcast:

To attend and vote during the meeting through the live webcast, or appoint a proxyholder to do so, follow these steps:

1.

If you want to appoint someone other than yourself, or management’s nominees, (Katharine B. Stevenson and Harry Culham), as your proxyholder, to attend, vote and act for you at the meeting and any continuation or adjournment of the meeting, write their name in the space on your voting instruction form and return it by mail in the envelope provided. You may leave the voting section blank, or provide voting instructions for your proxyholder. Your proxyholder does not need to be a CIBC shareholder. Ensure your proxyholder is aware of their appointment and will attend the webcast.

2.

Register yourself, or your proxyholder, by calling TSX Trust at 1 866 751-6315 (within North America) or 1 416 682-3860 (outside North America) or by completing an online form at https://www.tsxtrust.com/control-number-request by 1:00 p.m. (EDT) on April 14, 2026. TSX Trust will provide a control number to vote during the meeting. Without registration, you or your proxyholder will not be able to vote via the webcast.

If you are a non-registered shareholder in the United States, you must obtain a legal proxy form from your intermediary, appoint yourself or another proxyholder and submit the legal proxy to TSX Trust by email at proxyvote@tmx.com or by mail to: TSX Trust Company, Attn: Proxy Department, P.O. Box 721, Agincourt, Ontario M1S 0A1, labeled “Legal Proxy.” Ensure your legal proxy is received by 1:00 p.m. (EDT) on April 14, 2026.

3.

On the day of the meeting, you or your proxyholder should log in at https://cibcvirtual.com/agm2026 at least 15 minutes before the meeting to check browser compatibility. Internet connectivity is required for the duration of the meeting to vote.

4.	Select “Vote” and a separate browser will open. Enter the control number provided by TSX Trust as the username and use “cibc2026” (case sensitive) as the password.

If you wish to change your vote:

If you wish to change your voting instructions submitted through your intermediary, contact your intermediary to determine if and how your vote can be changed before the meeting or during the meeting.

C I B C P R O X Y C I R C U L A R	9

Voting

Other voting information

How your proxyholder will vote — If you have provided voting instructions in your proxy form or voting instruction form, your proxyholder must vote according to those instructions. If you have not provided voting instructions, your proxyholder may vote at their discretion. Your proxyholder will also have discretion to vote on any amendments, variations, or additional matters that may be brought before the meeting.

You can vote:

FOR or WITHHOLD	◾ on each director nominee ◾ on the appointment of auditors

FOR or AGAINST

◾ the advisory resolution regarding our executive compensation approach

◾ the amendment to CIBC’s Employee Stock Option Plan

◾ the special resolution to amend By-Law No. 1 regarding directors’ remuneration

FOR, AGAINST or ABSTAIN	◾ on the shareholder proposals

If you or your proxyholder do not provide specific voting instructions, or you do not insert a name in the blank space on your proxy form or voting instruction form, then management’s nominees, Katharine B. Stevenson or Harry Culham will be appointed as your proxyholder and your shares will be voted:

FOR

◾ each director nominee listed in the Circular

◾ the appointment of Ernst & Young LLP as auditors

◾ the advisory resolution regarding our executive compensation approach

◾ the amendment to CIBC’s Employee Stock Option Plan

◾ the special resolution to amend By-Law No. 1 regarding directors’ remuneration

AGAINST	◾ each shareholder proposal

Confidentiality of your vote — To protect the confidentiality of your vote, TSX Trust independently counts proxies and tabulates the results. CIBC is not informed of how individual shareholders have voted, except where required by law or when a shareholder’s comments are intended for management.

How we solicit proxies — We primarily solicit proxies by mail, but CIBC employees may also contact you by phone or in writing. CIBC covers all costs associated with proxy solicitation.

We reserve the right to accept late proxies and to waive or extend the proxy deadline with or without notice. However, we are under no obligation to accept or reject a late proxy.

If you want to attend the meeting as a guest — In-person attendance is limited to registered shareholders, non-registered shareholders, and duly appointed proxyholders. All other interested guests are welcome to attend the meeting in one of these ways:

Online –	go to https://cibcvirtual.com/agm2026 to join the live webcast; or

Phone – –

for English audio only — call 647 557-5624 (local) or 1 888 440-4413 (toll-free in Canada and the United States) passcode 8433978# or for French audio only — call 438 799-5050 (local) or 1 888 440-6444 (toll-free in Canada and the United States) passcode 4498177#.

Go Paperless!

Sign up for electronic delivery of our meeting materials and other continuous disclosure documents for future years. Enrolling is easy and electronic delivery is secure, free, convenient and helps reduce the environmental impact associated with paper.

If you are a registered shareholder, go to services.tsxtrust.com/edelivery,

select Canadian Imperial Bank of Commerce, complete the consent form and hit “submit”.

If you are a non-registered shareholder, go to www.proxyvote.com and use the control number provided on your voting instruction form.

10	C I B C P R O X Y C I R C U L A R

Directors

Director Nominees

There are 13 director nominees. Each nominee was elected at the last Annual and Special Meeting of Shareholders held on April 3, 2025, except Mr. Harry Culham, who was appointed CEO and appointed to the Board effective November 1, 2025 and Ms. Marianne Harrison who was appointed to the Board effective October 1, 2025.

Ms. Nanci Caldwell retired effective January 31, 2026. The Board would like to thank Ms. Caldwell for her years of dedicated service to the Board and CIBC.

Information on each nominee starts on page 12 and is current as of February 18, 2026. Below are key highlights about CIBC’s Board composition, assuming each nominee is elected by shareholders(1). In addition, we note that none of the director nominees identify as living with disability(2). For information about the nomination process see the Statement of Corporate Governance Practices — “Director Nomination Process” and “Director Tenure” starting on page 43.

(1)	All nominee data is based on self-identification and voluntarily disclosed as of February 18, 2026.

(2)	Persons with disabilities are those who self-identify as having long-term, temporary or recurring physical, mental, sensory, psychological or learning differences.

(3)

Indigenous people are the original inhabitants of Canada and their descendants. Indigenous Peoples in Canada include First Nations, Métis and Inuit Peoples. Reporting also includes those who self-identify as having mixed or other Indigenous ancestry, based on the aforementioned definition.

(4)

People of colour includes those who self-identify as visible minorities in Canada and non-white outside of Canada. Visible minorities is defined as persons—other than Indigenous peoples—who self-identify as non-white.

(5)	Members of the LGBTQ+ community refers to those who self-identify as lesbian, gay, bisexual, asexual, queer, two spirit, trans man, trans woman, non-binary and other.

C I B C P R O X Y C I R C U L A R	11

Directors

AMMAR ALJOUNDI, Toronto, Ontario, Canada

Director since: 2022

Age: 61

Independent

2025 Shareholder

votes in favour: 98.9%

Key Skills and Experiences:
◾ Environmental, Social and Governance (ESG)	◾ Risk Management/Risk Governance
◾ Financial Expertise	◾ Strategy

Principal occupation: President and Chief Executive Officer, Agnico Eagle Mines Limited

Experience: Mr. Aljoundi was appointed President and Chief Executive Officer of Agnico Eagle Mines Limited in February 2022. Prior to this, he was President of Agnico Eagle from 2015 to 2022. Mr. Aljoundi also served as Agnico’s Senior Vice-President and Chief Financial Officer and has over 20 years of experience in finance and business strategy. Mr. Aljoundi has extensive experience in mining, capital markets and banking. Prior to 2015 he served in various senior financial roles at Barrick Gold Corporation, including Executive Vice-President and Chief Financial Officer, Senior Vice-President of Capital Allocation and Business Strategy and Senior Vice-President of Finance. He held senior roles at Barrick South America, including Executive Director and Chief Financial Officer and was also Vice-President Structured Finance at Citibank, Canada.

Education: Mr. Aljoundi holds a Mechanical Engineering degree (with distinction) from the University of Toronto and a Master of Business Administration degree (with honours) from Western University.

Other public company board directorships during last five years

Current:	Current committee memberships:

Agnico Eagle Mines Limited – since 2022	–

Fiscal 2025 Board and standing committee membership and attendance at regular and special meetings
Overall attendance: 96% Board: 13/13 Risk Management Committee: 12/13

CIBC equity – Mr. Aljoundi meets the equity ownership guideline(1)

Year	Shares(2) (#)	DSUs(3) (#)	Total Shares/DSUs (#)	Total value of Shares/DSUs(4) ($)	Total as a multiple of share ownership guideline(5)

2026	12,000	14,342	26,342	3,277,735	3.3x

2025	12,000	11,369	23,369	2,124,943	2.7x

(1)	In September 2025 the Board increased the director equity ownership guideline from $800,000 to $1,000,000.

(2)

“Shares” refers to the number of CIBC common shares a nominee beneficially owned, or exercised control or direction over on February 18, 2026 (the date of information in our 2026 Circular) and February 6, 2025 (the date of information in our 2025 Circular).

(3)	“DSUs” refers to the number of deferred share units held by a nominee on February 18, 2026 and February 6, 2025.

(4)

“Total value of Shares/DSUs” for 2026 and 2025 is calculated by multiplying “Total Shares/DSUs” by the closing price of a CIBC common share on the Toronto Stock Exchange on December 31, 2025 ($124.43) and December 31, 2024 ($90.93).

(5)	“Total as a multiple of share ownership guideline” was calculated by dividing “Total value of Shares/DSUs” by the equity share ownership guideline of $1,000,000 ($800,000 in fiscal 2025).

12	C I B C P R O X Y C I R C U L A R

Directors

MICHELLE L. COLLINS, Chicago, Illinois, USA

Director since: 2017

Age: 65

Independent

2025 Shareholder

votes in favour: 98.9%

Key Skills and Experiences:
◾ Financial Expertise	◾ Legal/Regulatory/Compliance
◾ Financial Services	◾ Strategy

Principal occupation: President, Cambium LLC

Experience: Ms. Collins has been President of Cambium LLC since 2007. Cambium is a Chicago- based business and financial advisory firm that serves small and medium-sized businesses. She has 30 years of experience in corporate governance, investment banking, and private equity. She also has significant corporate board experience, having served as a director for several publicly traded companies across a wide range of industries. Ms. Collins is a director of CIBC Bancorp USA Inc. and CIBC Bank USA and chair of their Audit Committees. She is a board member of the Global Risk Institute, and a member of the Advisory Board of Svoboda Capital Partners, LLC. Ms. Collins serves on several philanthropic and non-profit boards, including the Griffin Museum of Science and Industry and Navy Pier, Inc, and is the former chair of the Board of Trustees of National Louis University.

Ms. Collins received the Daniel H. Burnham Award for Distinguished Leadership in 2024 from the Chicagoland Chamber of Commerce in recognition for her remarkable accomplishments and contributions to the community. She received the Bertha Honoré Palmer Making History award for distinction in civic leadership in 2023 and is a past recipient of the Outstanding Leader Award for Business from the YWCA in recognition of her distinguished career in business, her community involvement and willingness to take on leadership positions on impacting women’s lives and racial justice.

Education: Ms. Collins holds a Bachelor of Arts degree in Economics from Yale University and a Master of Business Administration degree from Harvard Graduate School of Business.

Other public company board directorships during last five years

Current:	Current committee memberships:

Ryan Specialty Group Holdings, Inc. – since 2021	Audit

Ulta Beauty Inc. – since 2014	Compensation

Fiscal 2025 Board and standing committee membership and attendance at regular and special meetings

Overall attendance: 100%

Board: 13/13

Audit Committee: 11/11

CIBC equity – Ms. Collins meets the equity ownership guideline(1)

Year	Shares(2) (#)	DSUs(3) (#)	Total Shares/DSUs (#)	Total value of Shares/DSUs(4) ($)	Total as a multiple of share ownership guideline(5)

2026	2,714	47,794	50,508	6,284,710	4.5x

2025	2,714	43,201(6)	45,914	4,175,051	3.7x

(1)	In September 2025 the Board increased the director equity ownership guideline from $800,000 to $1,000,000.

(2)

“Shares” refers to the number of CIBC common shares a nominee beneficially owned, or exercised control or direction over on February 18, 2026 (the date of information in our 2026 Circular) and February 6, 2025 (the date of information in our 2025 Circular).

(3)	“DSUs” refers to the number of deferred share units held by a nominee on February 18, 2026 and February 6, 2025.

(4)

“Total value of Shares/DSUs” for 2026 and 2025 is calculated by multiplying “Total Shares/DSUs” by the closing price of a CIBC common share on the Toronto Stock Exchange on December 31, 2025 ($124.43) and December 31, 2024 ($90.93).

(5)

“Total as a multiple of share ownership guideline” was calculated by dividing “Total value of Shares/DSUs” by the equity share ownership guideline of $1,000,000 ($800,000 in fiscal 2025). Directors who are US citizens and whose primary residence is in the US received their fees in US dollars and their share ownership guideline is in US dollars. For purposes of calculating US director ownership against the guideline, the US dollar amount has been converted to Canadian dollars using the WM/Reuters exchange rate of US$1.00 = C$1.4026 for 2025 and US$1.00 = C$1.3924 for 2024 reflecting the foreign exchange rate on the last trading day of the fiscal year.

(6)	Includes DSUs earned for serving on the Boards of CIBC Bancorp USA Inc. and CIBC Bank USA.

C I B C P R O X Y C I R C U L A R	13

Directors

HARRY CULHAM, Toronto, Ontario, Canada

Director since: 2025

Age: 58

Not Independent

See “Director Independence” on page 40.

2025 Shareholder

votes in favour: N/A

Key Skills and Experiences:
◾ Financial Expertise	◾ Strategy
◾ Financial Services	◾ Risk Management/Risk Governance

Principal occupation: President and Chief Executive Officer, CIBC

Experience: Mr. Culham has been President and Chief Executive Officer of CIBC since November 2025. Over the course of his career, he has held senior banking roles in Europe and Asia, and first joined CIBC as an intern in Vancouver, participating in one of the bank’s first graduate programs.

Since rejoining CIBC in 2008, Mr. Culham has led several businesses and head office groups, including CIBC’s global Capital Markets business, CIBC Caribbean, CIBC Mellon, and the Strategic Client Office. He has also overseen the bank’s Enterprise Strategy and Corporate Development function and Global Asset Management. Prior to his appointment as President and Chief Executive Officer, Mr. Culham served as Chief Operating Officer, responsible for CIBC’s four Strategic Business Units.

Mr. Culham is Past Co-Chair of the CIBC Foundation and is a member of the Board of Sinai Health.

Education: Mr. Culham holds a degree from the University of British Columbia’s Sauder School of Business and is a Leslie Wong Fellow.

Other public company board directorships during last five years

Current:	Current committee memberships:

None

Fiscal 2025 Board and standing committee membership and attendance at regular and special meetings

Mr. Culham was appointed to the Board effective November 1, 2025.

Mr. Culham does not receive compensation for his services as a director. For information on Mr. Culham’s equity ownership, see “2025 NEO compensation” on page 81 of the Circular.

14	C I B C P R O X Y C I R C U L A R

Directors

MARIANNE HARRISON, Dover, New Hampshire, U.S.A.

Director since: 2025

Age: 62

Independent

2025 Shareholder

votes in favour: N/A

Key Skills and Experiences:
◾ Strategy	◾ Risk Management/Risk Governance

◾ Financial Expertise	◾ Financial Services

Principal occupation: Corporate Director

Experience: Ms. Harrison is the former President and Chief Executive Officer of John Hancock Life Insurance Company, the US division of Toronto-based Manulife Financial Corporation, a role she retired from in April 2023. Ms. Harrison brings deep finance and accounting expertise, developed over almost 40 years in the financial industry including roles as Auditor for PwC, CFO of Wealth Management for TD Bank Group and Corporate Controller for Manulife Financial Corporation. Approximately half of her career was spent in Finance and Accounting roles and the other half in General Management leading various businesses.

In her role as President and CEO of both John Hancock and Manulife Canada, she was responsible for all aspects of profit and loss, which allowed her to acquire strong strategic leadership and management expertise. Ms. Harrison also brings substantial expertise in risk management, gained throughout her career in financial services and as an active member of the Segment Risk Committee while serving as President and CEO of John Hancock and Manulife Canada.

Education: Ms. Harrison earned her bachelor’s degree from the University of Western Ontario and a diploma in accounting from Wilfrid Laurier University. She is a Chartered Accountant and in 2016 was elected a Fellow of the Profession, the highest designation for professional achievement conferred by the Chartered Professional Accountants of Ontario.

Other public company board directorships during last five years

Current:	Current committee memberships:

CAE Inc. – since 2019	Audit (Chair); Technology

Fiscal 2025 Board and standing committee membership and attendance at regular and special meetings
Overall attendance: 100% Board: 3/3 (Since October 2025) Audit Committee: 1/1 (Since October 2025) Risk Management Committee: 2/2 (Since October 2025)

CIBC equity – Ms. Harrison has until October 1, 2030 to meet the equity ownership guideline(1)

Year	Shares(2) (#)	DSUs(3) (#)	Total Shares/DSUs (#)	Total value of Shares/DSUs(4) ($)	Total as a multiple of share ownership guideline(5)

2026	0	928	928	115,471	0.1x

(1)	In September 2025 the Board increased the director equity ownership guideline from $800,000 to $1,000,000.

(2)	“Shares” refers to the number of CIBC common shares a nominee beneficially owned, or exercised control or direction over on February 18, 2026 (the date of information in our 2026 Circular).

(3)	“DSUs” refers to the number of deferred share units held by a nominee on February 18, 2026.

(4)	“Total value of Shares/DSUs” for 2026 is calculated by multiplying “Total Shares/DSUs” by the closing price of a CIBC common share on the Toronto Stock Exchange on December 31, 2025 ($124.43).

(5)

“Total as a multiple of share ownership guideline” was calculated by dividing “Total value of Shares/DSUs” by the equity share ownership guideline of $1,000,000 ($800,000 in fiscal 2025). Directors who are US citizens and whose primary residence is in the US received their fees in US dollars and their share ownership guideline is in US dollars. For purposes of calculating US director ownership against the guideline the US dollar amount has been converted to Canadian dollars using the WM/Reuters exchange rate of US$1.00 = C$1.4026 for 2025 reflecting the foreign exchange rate on the last trading day of the fiscal year.

C I B C P R O X Y C I R C U L A R	15

Directors

KEVIN J. KELLY, Toronto, Ontario, Canada

Director since: 2013

Age: 70

Independent

2025 Shareholder

votes in favour: 95.1%

Key Skills and Experiences:
◾ Financial Expertise	◾ Human Resources Management/Compensation

◾ Financial Services	◾ Strategy

Principal occupation: Corporate Director

Experience: Mr. Kelly was Lead Director of the Ontario Securities Commission from 2010 to 2012 and Commissioner from 2006 to 2010. He has more than 30 years’ experience in wealth and asset management in Canada and the US. Mr. Kelly was President and Co-Chief Executive Officer of Wellington West Capital, Inc. from 2004 to 2005, President of Fidelity Brokerage Company in Boston from 2000 to 2003, President of Fidelity Investments Institutional Services Company from 1997 to 2000, President of Fidelity Canada from 1996 to 1997, and President and Chief Executive Officer of Bimcor Inc. from 1992 to 1996. Mr. Kelly is a director of CIBC Bancorp USA Inc., CIBC Bank USA and a director and board chair of CIBC National Trust Company. Mr. Kelly is also a member of the Canadian Public Accountability Board.

Education: Mr. Kelly holds a Bachelor of Commerce degree from Dalhousie University.

Other public company board directorships during last five years

None

Fiscal 2025 Board and standing committee membership and attendance at regular and special meetings

Overall attendance: 100%

Board: 13/13

Corporate Governance Committee: 6/6 Management Resources and Compensation Committee (Chair): 9/9

CIBC equity – Mr. Kelly meets the equity ownership guideline(1)

Year	Shares(2) (#)	DSUs(3) (#)	Total Shares/DSUs (#)	Total value of Shares/DSUs(4) ($)	Total as a multiple of share ownership guideline(5)

2026	12,404	71,379	83,783	10,425,119	10.4x

2025	12,404	65,754	78,158	7,106,907	8.9x

(1)	In September 2025 the Board increased the director equity ownership guideline from $800,000 to $1,000,000.

(2)

“Shares” refers to the number of CIBC common shares a nominee beneficially owned, or exercised control or direction over on February 18, 2026 (the date of information in our 2026 Circular) and February 6, 2025 (the date of information in our 2025 Circular).

(3)	“DSUs” refers to the number of deferred share units held by a nominee on February 18, 2026 and February 6, 2025.

(4)

“Total value of Shares/DSUs” for 2026 and 2025 is calculated by multiplying “Total Shares/DSUs” by the closing price of a CIBC common share on the Toronto Stock Exchange on December 31, 2025 ($124.43) and December 31, 2024 ($90.93).

(5)	“Total as a multiple of share ownership guideline” was calculated by dividing “Total value of Shares/DSUs” by the equity share ownership guideline of $1,000,000 ($800,000 in fiscal 2025).

16	C I B C P R O X Y C I R C U L A R

Directors

CHRISTINE E. LARSEN, Montclair, New Jersey, USA

Director since: 2016

Age: 64

Independent

2025 Shareholder

votes in favour: 99.1%

Key Skills and Experiences:
◾ Financial Services	◾ Legal/Regulatory/Compliance

◾ Information Technology	◾ Risk Management/Risk Governance

Principal occupation: Corporate Director

Experience: Ms. Larsen was Executive Vice-President, Chief Operations Officer of First Data Corporation from 2013 to 2018. She held various progressively senior roles in technology, operations and business management at JPMorgan Chase & Co. from 2006 to 2013. Before joining JPMorgan Chase, she held several leadership roles at Citigroup for 12 years. Ms. Larsen is a Limited Partner Advisor at Nyca Partners, a Director of the National Association of Corporate Directors (New York City Chapter), and a Life Trustee of the Board of Trustees at Syracuse University.

Education: Ms. Larsen holds a Bachelor of Arts (Phi Beta Kappa) degree from Cornell College and a Master of Library Science degree from Syracuse University (University Fellow).

Other public company board directorships during last five years

Former:

Datto Holding Corp. – 2021 to 2022

Paya Holdings, Inc. – 2020 to 2022

Fiscal 2025 Board and standing committee membership and attendance at regular and special meetings

Overall attendance: 100%

Board: 13/13

Management Resources and Compensation Committee: 9/9

Technology Committee: 5/5

CIBC equity – Ms. Larsen meets the equity ownership guideline(1)

Year	Shares(2) (#)	DSUs(3) (#)	Total Shares/DSUs (#)	Total value of Shares/DSUs(4) ($)	Total as a multiple of share ownership guideline(5)

2026	26,370	0	26,370	3,281,219	2.3x

2025	24,863	0	24,863	2,260,793	2.0x

(1)	In September 2025 the Board increased the director equity ownership guideline from $800,000 to $1,000,000.

(2)

“Shares” refers to the number of CIBC common shares a nominee beneficially owned, or exercised control or direction over on February 18, 2026 (the date of information in our 2026 Circular) and February 6, 2025 (the date of information in our 2025 Circular).

(3)	“DSUs” refers to the number of deferred share units held by a nominee on February 18, 2026 and February 6, 2025.

(4)

“Total value of Shares/DSUs” for 2026 and 2025 is calculated by multiplying “Total Shares/DSUs” by the closing price of a CIBC common share on the Toronto Stock Exchange on December 31, 2025 ($124.43) and December 31, 2024 ($90.93).

(5)

“Total as a multiple of share ownership guideline” was calculated by dividing “Total value of Shares/DSUs” by the equity share ownership guideline of $1,000,000 ($800,000 in fiscal 2025). Directors who are US citizens and whose primary residence is in the US received their fees in US dollars and their share ownership guideline is in US dollars. For purposes of calculating US director ownership against the guideline the US dollar amount has been converted to Canadian dollars using the WM/Reuters exchange rate of US$1.00 = C$1.4026 for 2025 and US$1.00 = C$1.3924 for 2024 reflecting the foreign exchange rate on the last trading day of the fiscal year.

C I B C P R O X Y C I R C U L A R	17

Directors

MARY LOU MAHER, Toronto, Ontario, Canada

Director since: 2021

Age: 65

Independent

2025 Shareholder

votes in favour: 97.9%

Key Skills and Experiences:
◾ Financial Expertise	◾ Human Resources Management/Compensation

◾ Financial Services	◾ Risk Management/Risk Governance

Principal occupation: Corporate Director

Experience:  Ms. Maher was Canadian Managing Partner, Quality and Risk, KPMG Canada from 2017 to 2021. She was also Global Head of Inclusion and Diversity KPMG International for the same period. Ms. Maher was with KPMG since 1983, in various executive and governance roles, including Chief Financial Officer and Chief Human Resources Officer. Ms. Maher was a member of the World Economic Forum focused on Human Rights – the business perspective, and has served on other not-for-profit boards, including as Chair of Women’s College Hospital and a member of the CPA Ontario Council. Ms. Maher created KPMG Canada’s first ever National Diversity Council and was the executive sponsor of pride@kpmg. Ms. Maher received the Wayne C. Fox Distinguished Alumni Award from McMaster University in recognition of her work on inclusion and diversity, was inducted into the Hall of Fame for the WXN 100 Top Most Powerful Women in Canada, received a Lifetime Achievement Award from Out on Bay Street (Proud Strong), and the Senior Leadership Award for Diversity from the Canadian Centre for Diversity and Inclusion. Ms. Maher completed the Competent Board for ESG Program.

Education:  Ms. Maher holds a Bachelor of Commerce degree from McMaster University and holds the designation of FCPA, FCA. Ms. Maher also holds a CERT Certificate in Cybersecurity Oversight from the National Association of Corporate Directors.

Other public company board directorships during last five years

Current:	Current committee memberships:

CAE Inc. – since 2021	Audit; Human Resources

Magna International Inc. – since 2021	Audit (Chair); Technology

Fiscal 2025 Board and standing committee membership and attendance at regular and special meetings

Overall attendance: 100%

Board: 13/13

Audit Committee (Chair): 11/11 Corporate Governance Committee: 6/6

CIBC equity – Ms. Maher meets the equity ownership guideline(1)

Year	Shares(2) (#)	DSUs(3) (#)	Total Shares/DSUs (#)	Total value of Shares/DSUs(4) ($)	Total as a multiple of share ownership guideline(5)

2026	0	16,553	16,553	2,059,690	2.1x

2025	3,356	14,397	17,753	1,614,280	2.0x

(1)	In September 2025 the Board increased the director equity ownership guideline from $800,000 to $1,000,000.

(2)

“Shares” refers to the number of CIBC common shares a nominee beneficially owned, or exercised control or direction over on February 18, 2026 (the date of information in our 2026 Circular) and February 6, 2025 (the date of information in our 2025 Circular).

(3)	“DSUs” refers to the number of deferred share units held by a nominee on February 18, 2026 and February 6, 2025.

(4)

“Total value of Shares/DSUs” for 2026 and 2025 is calculated by multiplying “Total Shares/DSUs” by the closing price of a CIBC common share on the Toronto Stock Exchange on December 31, 2025 ($124.43) and December 31, 2024 ($90.93).

(5)	“Total as a multiple of share ownership guideline” was calculated by dividing “Total value of Shares/DSUs” by the equity share ownership guideline of $1,000,000 ($800,000 in fiscal 2025).

18	C I B C P R O X Y C I R C U L A R

Directors

THE HONOURABLE WILLIAM F. MORNEAU, P.C., Toronto, Ontario, Canada

Director since: 2022

Age: 63

Independent

2025 Shareholder

votes in favour: 98.7%

Key Skills and Experiences:
◾ Financial Expertise	◾ Public/Government Relations

◾ Human Resources Management/Compensation	◾ Strategy

Principal occupation: Corporate Director

Experience:  Mr. Morneau served as Canada’s Minister of Finance, a member of Parliament for Toronto Centre, from 2015 to 2020. During this time he was also Governor at the International Monetary Fund and at the World Bank, and was actively involved in international socio-economic forums including the OECD. From 1990 to 2015, Mr. Morneau led Morneau Shepell, which became the largest human resource and pension services provider in Canada during that time. He was previously Senior Fellow at the Jackson Institute at Yale University and served as Chair of St. Michael’s Hospital, Covenant House, and the C.D. Howe Institute. Currently, Mr. Morneau is Chair of NovaSource Power Services, Chair of the Advisory Board of Magnet at Toronto Metropolitan University, and Chair of the Canadian Ditchley Foundation. He is also a Visiting Fellow at Nuffield College, Oxford University, a Senior Visiting Fellow at the School of Public Policy at the London School of Economics, and a member of The Wilson Center’s Canada Institute Advisory Board. In addition, he serves as Co-chair of the National Arts Centre’s The Next Act Campaign, Distinguished Fellow at the Munk School of Global Affairs and Public Policy at the University of Toronto, and Executive in Residence at the Rotman School of Management at the University of Toronto.

Education: Mr. Morneau holds a Bachelor of Arts degree from Western University, a Master of Science degree from London School of Economics and a Master of Business Administration degree from INSEAD.

Other public company board directorships during last five years

Current:	Current committee memberships:

Clairvest Group Inc – since 2022	Audit

Fiscal 2025 Board and standing committee membership and attendance at regular and special meetings

Overall attendance: 100%

Board: 13/13

Corporate Governance Committee: 6/6

Risk Management Committee: 13/13

Technology Committee (Chair): 5/5

CIBC equity – Mr. Morneau meets the equity ownership guideline(1)

Year	Shares(2) (#)	DSUs(3) (#)	Total Shares/DSUs (#)	Total value of Shares/DSUs(4) ($)	Total as a multiple of share ownership guideline(5)

2026	0	13,692	13,692	1,703,696	1.7x

2025	0	9,998	9,998	909,118	1.1x

(1)	In September 2025 the Board increased the director equity ownership guideline from $800,000 to $1,000,000.

(2)

“Shares” refers to the number of CIBC common shares a nominee beneficially owned, or exercised control or direction over on February 18, 2026 (the date of information in our 2026 Circular) and February 6, 2025 (the date of information in our 2025 Circular).

(3)	“DSUs” refers to the number of deferred share units held by a nominee on February 18, 2026 and February 6, 2025.

(4)

“Total value of Shares/DSUs” for 2026 and 2025 is calculated by multiplying “Total Shares/DSUs” by the closing price of a CIBC common share on the Toronto Stock Exchange on December 31, 2025 ($124.43) and December 31, 2024 ($90.93).

(5)	“Total as a multiple of share ownership guideline” was calculated by dividing “Total value of Shares/DSUs” by the equity share ownership guideline of $1,000,000 ($800,000 in fiscal 2025).

C I B C P R O X Y C I R C U L A R	19

Directors

MARK W. PODLASLY, M.S.M., Vancouver, British Columbia, Canada

Director since: 2023

Age: 60

Independent

2025 Shareholder

votes in favour: 99.2%

Key Skills and Experiences:
◾ Environmental, Social and Governance (ESG)	◾ Public/Government Relations

◾ Human Resources Management/Compensation	◾ Strategy

Principal occupation: Chief Executive Officer, First Nations Major Projects Coalition

Experience:  Mr. Podlasly, a member of the Cook’s Ferry Indian Band, Nlaka’pamux Nation in British Columbia, is the Chief Executive Officer at the First Nations Major Projects Coalition, a national 184 Indigenous nation collective that seeks ownership of major projects such as pipelines, electric utilities, and mining support infrastructure. Mr. Podlasly counsels Indigenous governments across Canada on the establishment of trusts to invest revenues from resource development. He is Chair of the First Nations (Pacific Trails Pipeline) Group Limited Partnership and a Trustee of Nlaka’pamux Nation Legacy Trust. He is an Advisor to Public Matters, sits on the advisory board of Canada 2020, a Fellow at the Public Policy Forum of Canada, and a Director of the Development Partners Institute.

In 2017, Mr. Podlasly was awarded the Governor General of Canada’s Meritorious Service Medal for Indigenous leadership in establishing Teach For Canada–Gakinaamaage, a non-profit organization that works with northern First Nations to recruit and support committed teachers. He has advised many leading international companies on corporate education, strategy, leadership, and globalization programs. Mr. Podlasly is a regular speaker at global business and governance events.

Education:  Mr. Podlasly holds a Bachelor of Arts degree from Trinity Western University, a Master of Public Administration from Harvard University and is a member of the Institute of Corporate Directors with the designation ICD.D.

Other public company board directorships during last five years

Current:	Current committee memberships:

Hydro One – since 2022	Human Resources; Indigenous Peoples, Safety & Operations

Fiscal 2025 Board and standing committee membership and attendance at regular and special meetings

Overall attendance: 100%

Board: 13/13

Audit Committee: 11/11

Risk Management Committee (since April 2025): 7/7

CIBC equity – Mr. Podlasly has until November 1, 2028 to meet the equity ownership guideline(1)

Year	Shares(2) (#)	DSUs(3) (#)	Total Shares/DSUs (#)	Total value of Shares/DSUs(4) ($)	Total as a multiple of share ownership guideline(5)

2026	0	7,639	7,639	950,521	0.9x

2025	0	4,721	4,721	429,281	0.5x

(1)	In September 2025 the Board increased the director equity ownership guideline from $800,000 to $1,000,000.

(2)

“Shares” refers to the number of CIBC common shares a nominee beneficially owned, or exercised control or direction over on February 18, 2026 (the date of information in our 2026 Circular) and February 6, 2025 (the date of information in our 2025 Circular).

(3)	“DSUs” refers to the number of deferred share units held by a nominee on February 18, 2026 and February 6, 2025.

(4)

“Total value of Shares/DSUs” for 2026 and 2025 is calculated by multiplying “Total Shares/DSUs” by the closing price of a CIBC common share on the Toronto Stock Exchange on December 31, 2025 ($124.43) and December 31, 2024 ($90.93).

(5)	“Total as a multiple of share ownership guideline” was calculated by dividing “Total value of Shares/DSUs” by the equity share ownership guideline of $1,000,000 ($800,000 in fiscal 2025).

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Directors

FRANÇOIS L. POIRIER, Calgary, Alberta, Canada

Director since:

September 2024

Age: 59

Independent

2025 Shareholder

votes in favour: 98.9%

Key Skills and Experiences:

◾ Environmental, Social and Governance (ESG)	◾ Risk Management/Risk Governance

◾ Financial Services	◾ Strategy

Principal occupation: President and Chief Executive Officer, TC Energy Corp.

Experience:  Mr. Poirier became President and Chief Executive Officer of TC Energy in January 2021 after spending seven years in roles with progressively increasing responsibility, including as Chief Operating Officer and Executive Vice-President, Strategy and Corporate Development. Mr. Poirier has 35 years of professional experience in leadership, strategy, ESG, investment banking and capital markets, consulting and governance. Prior to joining TC Energy, he was the founding President of Wells Fargo Securities, Canada, after spending 17 years with JP Morgan Securities. He is a member of the board of TC Energy Corp., as well as the Business Council of Canada. Mr. Poirier has acted as an independent advisor to the Government of Canada’s ministries of Finance and Natural Resources on strategic matters and lectured at York University’s Schulich School of Business in the MBA program. His community service has included serving as Chair of the North York Harvest Food Bank as well as Co-Chair of the Special Olympics Canada Winter Games, Calgary 2024. François was named ‘2026 Canadian Business Leader of the Year’ by the Canadian Chamber of Commerce.

Education:  Mr. Poirier holds a Bachelor of Operations Research (Magna Cum Laude) from the University of Ottawa and a Master of Business Administration degree (with distinction) from the Schulich School of Business at York University. He graduated from the Institute of Corporate Directors’ Directors Education Program at the University of Toronto.

Other public company board directorships during last five years

Current:	Current committee memberships:

TC Energy Corp. – since 2021	–

Fiscal 2025 Board and standing committee membership and attendance at regular and special meetings

Overall attendance: 100%

Board: 13/13

Risk Management Committee: 13/13

CIBC equity – Mr. Poirier has until September 1, 2029 to meet the equity ownership guideline(1)

Year	Shares(2) (#)	DSUs(3) (#)	Total Shares/DSUs (#)	Total value of Shares/DSUs(4) ($)	Total as a multiple of share ownership guideline(5)

2026	0	3,970	3,970	493,987	0.5x

2025	0	1,294	1,294	117,663	0.1x

(1)	In September 2025 the Board increased the director equity ownership guideline from $800,000 to $1,000,000.

(2)

“Shares” refers to the number of CIBC common shares a nominee beneficially owned, or exercised control or direction over on February 18, 2026 (the date of information in our 2026 Circular) and February 6, 2025 (the date of information in our 2025 Circular).

(3)	“DSUs” refers to the number of deferred share units held by a nominee on February 18, 2026 and February 6, 2025.

(4)

“Total value of Shares/DSUs” for 2026 and 2025 is calculated by multiplying “Total Shares/DSUs” by the closing price of a CIBC common share on the Toronto Stock Exchange on December 31, 2025 ($124.43) and December 31, 2024 ($90.93).

(5)	“Total as a multiple of share ownership guideline” was calculated by dividing “Total value of Shares/DSUs” by the equity share ownership guideline of $1,000,000 ($800,000 in fiscal 2025).

C I B C P R O X Y C I R C U L A R	21

Directors

KATHARINE B. STEVENSON, Toronto, Ontario, Canada

Director since: 2011

Chair of the Board

since: 2021

Age: 63

Independent

2025 Shareholder

votes in favour: 94.5%

Key Skills and Experiences:

◾ Financial Expertise	◾ Risk Management/Risk Governance

◾ Financial Services	◾ Strategy

Principal occupation: Chair of the Board, CIBC

Experience: Ms. Stevenson has been Chair of the Board of CIBC since 2021. She has extensive business and corporate governance experience, having served on numerous public company and not-for-profit boards in Canada and the US over the past two decades, where she has consistently assumed leadership roles. Previously, Ms. Stevenson was a financial executive in the telecommunications and banking sectors. Ms. Stevenson is a director of CIBC Bancorp USA Inc., CIBC Bank USA and Vice Chair of the Board of Directors of Unity Health Toronto. Ms. Stevenson has been named one of the Top 100 Most Powerful Women in Canada (2018 & 2025) and is a recipient of the 2025 ICD Fellowship Award, the highest distinction for corporate directors in Canada.

Education: Ms. Stevenson holds a Bachelor of Arts degree (Magna Cum Laude) from Harvard University and is a member of the Institute of Corporate Directors with the designation ICD.D, F.ICD. Ms. Stevenson was awarded the degree of Doctor of Laws, honoris causa from Carleton University.

Other public company board directorships during last five years

Former:

Open Text Corporation – 2008 to 2025

Capital Power Corporation – 2017 to 2023

Announced:

Canadian Pacific Kansas City (CPKC)
As announced on January 28, 2026, Ms. Stevenson will join the Board of Directors of CPKC in

April 2026 following election by shareholders.

Fiscal 2025 Board and standing committee membership and attendance at regular and special meetings

Overall attendance: 100%

Board (Chair): 13/13

CIBC equity – Ms. Stevenson meets the equity ownership guideline(1)

Year	Shares(2) (#)	DSUs(3) (#)	Total Shares/DSUs (#)	Total value of Shares/DSUs(4) ($)	Total as a multiple of share ownership guideline(5)

2026	65,272	0	65,272	8,121,795	8.1x

2025	63,978	0	63,978	5,817,520	7.3x

(1)	In September 2025 the Board increased the director equity ownership guideline from $800,000 to $1,000,000.

(2)

“Shares” refers to the number of CIBC common shares a nominee beneficially owned, or exercised control or direction over on February 18, 2026 (the date of information in our 2026 Circular) and February 6, 2025 (the date of information in our 2025 Circular).

(3)	“DSUs” refers to the number of deferred share units held by a nominee on February 18, 2026 and February 6, 2025.

(4)

“Total value of Shares/DSUs” for 2026 and 2025 is calculated by multiplying “Total Shares/DSUs” by the closing price of a CIBC common share on the Toronto Stock Exchange on December 31, 2025 ($124.43) and December 31, 2024 ($90.93).

(5)	“Total as a multiple of share ownership guideline” was calculated by dividing “Total value of Shares/DSUs” by the equity share ownership guideline of $1,000,000 ($800,000 in fiscal 2025).

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Directors

MARTINE TURCOTTE, Ad.E., Verdun, Québec, Canada

Director since: 2014

Age: 65

Independent

2025 Shareholder

votes in favour: 98.6%

Key Skills and Experiences:

◾ Environmental, Social and Governance (ESG)	◾ Legal/Regulatory/Compliance

◾ Information Technology	◾ Public/Government Relations

Principal occupation: Corporate Director

Experience: Ms. Turcotte was Vice Chair, Québec of BCE Inc. and Bell Canada from 2011 to 2020. She was Chief Legal Officer of BCE from 1999 to 2008 and of Bell Canada from 2003 to 2008, and she was Executive Vice-President and Chief Legal and Regulatory Officer of BCE and Bell Canada from 2008 to 2011. Ms. Turcotte has more than 25 years of strategic, legal and regulatory experience. In addition to the public company directorships noted below, Ms. Turcotte is a member of the Board of Directors of Canadian Institute for Advanced Research (CIFAR), a member of the Board of Directors of the Institute for Governance of Private and Public Organizations (IGOPP) and she is a McGill Governor Emerita. Ms. Turcotte is a past recipient of the Canadian General Counsel Lifetime Achievement award, was inducted into the Hall of Fame of the Top 100 Most Powerful Women in Canada, received the title of Advocatus Emeritus from the Québec Bar Association for professional excellence, and was awarded both the Queen’s Gold and Diamond Jubilee Medal in recognition of her contributions to Canada. Ms. Turcotte is the former Chair of the Judicial Compensation and Benefits Commission (2020-2024).

Education: Ms. Turcotte holds a Bachelor degree in Civil Law and Common Law from McGill University and a Master of Business Administration degree from the London Business School.

Other public company board directorships during last five years

Current:	Current committee memberships:

Empire Company Limited/Sobeys Inc. – since 2012	Human Resources

Fiscal 2025 Board and standing committee membership and attendance at regular and special meetings

Overall attendance: 100%

Board: 13/13

Audit Committee: 11/11

Management Resources and Compensation Committee: 5/5

CIBC equity – Ms. Turcotte meets the equity ownership guideline(1)

Year	Shares(2) (#)	DSUs(3) (#)	Total Shares/DSUs (#)	Total value of Shares/ DSUs(4) ($)	Total as a multiple of share ownership guideline(5)

2026	824	55,507	56,331	7,009,266	7.0x

2025	824	51,905	52,729	4,794,648	6.0x

(1)	In September 2025 the Board increased the director equity ownership guideline from $800,000 to $1,000,000.

(2)

“Shares” refers to the number of CIBC common shares a nominee beneficially owned, or exercised control or direction over on February 18, 2026 (the date of information in our 2026 Circular) and February 6, 2025 (the date of information in our 2025 Circular).

(3)	“DSUs” refers to the number of deferred share units held by a nominee on February 18, 2026 and February 6, 2025.

(4)

“Total value of Shares/DSUs” for 2026 and 2025 is calculated by multiplying “Total Shares/DSUs” by the closing price of a CIBC common share on the Toronto Stock Exchange on December 31, 2025 ($124.43) and December 31, 2024 ($90.93).

(5)	“Total as a multiple of share ownership guideline” was calculated by dividing “Total value of Shares/DSUs” by the equity share ownership guideline of $1,000,000 ($800,000 in fiscal 2025).

C I B C P R O X Y C I R C U L A R	23

Directors

BARRY L. ZUBROW, West Palm Beach, Florida, USA

Director since: 2015

Age: 72

Independent

2025 Shareholder

votes in favour: 98.6%

Key Skills and Experiences:

◾ Financial Services	◾ Legal/Regulatory/Compliance

◾ Information Technology	◾ Risk Management/Risk Governance

Principal occupation: Chief Executive Officer, ITB LLC

Experience: Mr. Zubrow has been Chief Executive Officer of investment management firm ITB LLC since 2021, after serving as President of ITB LLC since 2003. Mr. Zubrow was a senior executive at JPMorgan Chase & Co. and The Goldman Sachs Group, Inc. and has more than 45 years of financial services experience. He has served as a lecturer at the University of Chicago Law School. Mr. Zubrow is a director and board chair of CIBC Bancorp USA Inc. and CIBC Bank USA. He is a director of MIO Partners. Mr. Zubrow is an Emeritus Manager of Haverford College and a member of the Council on Foreign Relations.

Education: Mr. Zubrow holds a Bachelor of Arts degree from Haverford College where he is an Emeritus Manager and former Chairman of the Board of Managers. He has a Master of Business Administration degree from the University of Chicago Graduate School of Business and a J.D. degree from the University of Chicago Law School.

Other public company board directorships during last five years

Former:

Hudson Executive Investment Corp. III – 2021 to 2022

Fiscal 2025 Board and standing committee membership and attendance at regular and special meetings

Overall attendance: 100%

Board: 13/13

Corporate Governance Committee: 6/6

Risk Management Committee (Chair): 13/13

Technology Committee: 5/5

CIBC equity – Mr. Zubrow meets the equity ownership guideline(1)

Year	Shares(2) (#)	DSUs(3) (#)	Total Shares/DSUs (#)	Total value of Shares/DSUs(4) ($)	Total as a multiple of share ownership guideline(5)

2026	18,588	15,562	34,150	4,249,285	3.0x

2025	18,588	12,851	31,439	2,858,748	2.6x

(1)	In September 2025 the Board increased the director equity ownership guideline from $800,000 to $1,000,000.

(2)

“Shares” refers to the number of CIBC common shares a nominee beneficially owned, or exercised control or direction over on February 18, 2026 (the date of information in our 2026 Circular) and February 6, 2025 (the date of information in our 2025 Circular).

(3)	“DSUs” refers to the number of deferred share units held by a nominee on February 18, 2026 and February 6, 2025.

(4)

“Total value of Shares/DSUs” for 2026 and 2025 is calculated by multiplying “Total Shares/DSUs” by the closing price of a CIBC common share on the Toronto Stock Exchange on December 31, 2025 ($124.43) and December 31, 2024 ($90.93).

(5)

“Total as a multiple of share ownership guideline” was calculated by dividing “Total value of Shares/DSUs” by the equity share ownership guideline of $1,000,000 ($800,000 in fiscal 2025). Directors who are US citizens and whose primary residence is in the US received their fees in US dollars and their share ownership guideline is in US dollars. For purposes of calculating US director ownership against the guideline, the US dollar amount has been converted to Canadian dollars using the WM/Reuters exchange rate of US$1.00 = C$1.4026 for 2025 and US$1.00 = C$1.3924 for 2024 reflecting the foreign exchange rate on the last trading day of the fiscal year.

24	C I B C P R O X Y C I R C U L A R

Directors

Board and committee meeting frequency and overall attendance in fiscal 2025

Director attendance at regular Board and standing committee meetings by director nominees during fiscal 2025 is set out below. Individual director nominee attendance is in their biographies starting on page 12. For information on director attendance expectations, see the Statement of Corporate Governance Practices – “Director Tenure – Meeting attendance record” on page 44.

	Number of Meetings		Overall Attendance at Regular Meetings
Board and Committees	Number of Regular Meetings	Number of Special Meetings

Board	12	1	100%

Audit Committee	11	0	100%

Corporate Governance Committee	5	1	100%

Management Resources and Compensation Committee	8	1	100%

Risk Management Committee	7	6	97.6%

Technology Committee	5	0	100%

Attendance of directors not standing for re-election

Ms. Caldwell retired from the Board effective January 31, 2026. During fiscal 2025, Ms. Caldwell attended 100% of all regular Board, Corporate Governance Committee, Management Resources and Compensation Committee, and Technology Committee meetings.

Director nominee independence

The Board determined that each director nominee is independent except Harry Culham who is not independent because he is President and Chief Executive Officer of CIBC.

All members of the Board committees are also independent under the Board of Directors Independence Standards, available at www.cibc.com. These standards incorporate the Affiliated Persons Regulations under the Bank Act (Canada), the corporate governance rules of the New York Stock Exchange (NYSE), the CSA’s Corporate Governance Guidelines and the expectations contained in OSFI’s Corporate Governance Guideline. For information about how the Board determines director independence, see the Statement of Corporate Governance Practices – “Director Independence” beginning on page 40.

C I B C P R O X Y C I R C U L A R	25

Directors

Director nominee skills and experience

All director nominees have skills and experience acquired from senior roles in major organizations. The skills identified by each director nominee through a self-assessment questionnaire are in the table below. The top four skills of the director nominees are set out in their biographies on pages 12 to 24.

(1)

Has experience relating to environmental and climate matters, including climate risk or environmental management, acquired from positions in organizations with significant climate or sustainability-related considerations in business strategy and operations.

Director Compensation

CIBC’s director compensation program is designed to attract and retain people with the skills and experience to act as directors of CIBC. The Corporate Governance Committee (CGC) evaluates director compensation against companies in the financial services sector that are of comparable size, scope, market presence and complexity to CIBC. Based on these criteria, CIBC director compensation is targeted within the range of its comparator group: Bank of Montreal, Bank of Nova Scotia, National Bank of Canada, Royal Bank of Canada, the Toronto-Dominion Bank, Manulife Financial and Sun Life Financial.

The CGC reviews CIBC’s director compensation program annually to make sure it aligns with the interests of our shareholders, is competitive with the market, and reflects best practices. The CGC also considers the evolving complexity of CIBC businesses and its regulatory environment, the increasing engagement of directors with regulators and other stakeholders, the workload and time commitment of Board members, and CIBC’s ability to remain competitive with peers in attracting and retaining directors with the expertise and experience required for CIBC’s Board.

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Directors

Following a market assessment of the competitiveness of CIBC’s director compensation program by an independent consultant, the CGC recommended and the Board approved the following changes effective for fiscal 2026:

•	increasing the independent director retainer from $260,000 to $315,000, with the increase paid in equity;

•	increasing the Chair of the Board retainer from $485,000 to $550,000, with the increase paid in equity; and

•	increasing the Committee Chair retainer from $50,000 to $60,000.

The CGC also recommended and the Board approved an increase to the director equity ownership guideline from $800,000 to $1,000,000.

Director compensation components

The table below sets out the components of director compensation(1)(2).

	For Fiscal 2025 ($)	Effective November 1, 2025 For Fiscal 2026 ($)

Annual Retainers

Cash (may be taken as cash, shares or DSUs(3))

Chair of the Board(4)	195,000	195,000

Other Directors(5)	100,000	100,000

Equity (may be taken as shares or DSUs)

Chair of the Board(4)	290,000	355,000

Other Directors	160,000	215,000

Committee Chair	50,000	60,000

Committee membership in excess of one(6)	15,000	15,000

Meeting Attendance and Travel Fees

Ad-hoc committees (per meeting)	1,000	1,000

Travel (per trip)(7)	2,000	2,000

(1)

Directors receive additional compensation for serving on boards and committees of CIBC Bancorp USA Inc. and CIBC Bank USA (the US Boards). See “Director Compensation” table on page 28 for additional information.

(2)	CIBC directors who are US citizens and whose primary residence is in the US are paid their director compensation in US dollars.

(3)

A Deferred Share Unit (DSU) is a bookkeeping entry credited quarterly to an account maintained for a director. The value of a director’s DSU account is payable in cash in a lump sum when they are no longer a director of CIBC or of a subsidiary or affiliate of CIBC. The redemption value of a DSU is based on the value of the common shares of CIBC determined in accordance with the director equity plans. Directors are entitled to dividend equivalent payments that are credited quarterly in the form of additional DSUs at the same rate as dividends on common shares. DSUs do not entitle the holder to voting or other shareholder rights.

(4)	The Chair of the Board receives no compensation as a director of CIBC other than the annual cash and equity retainers for the Chair of the Board.

(5)	Paid for service on the Board and one committee.

(6)	Paid for service on each additional committee in excess of one (excluding special ad-hoc committees and committee chairs).

(7)	Paid for attending Board or committee meetings in person, where the distance from the director’s primary place of residence to the meeting location is 300 km or more.

Directors are reimbursed for the cost of travel, accommodation and other out-of-pocket expenses incurred in attending meetings and carrying out their duties as a director. In addition, CIBC pays the cost for administration of the office of the Chair of the Board. Independent directors do not receive stock options and do not participate in CIBC’s pension plans.

Restrictions on trading and hedging CIBC Securities

Directors are prohibited from using hedging strategies to offset a decrease in the market value of CIBC securities. For more information see page 65 “Restrictions on trading and hedging CIBC Securities”.

C I B C P R O X Y C I R C U L A R	27

Directors

Director compensation table

The table below sets out total compensation payable to independent directors during fiscal 2025 and includes compensation paid to directors who were asked to serve on the boards of CIBC Bancorp USA Inc. and CIBC Bank USA.

	Fees Earned(2)						Allocation of Fees

Name(1) (all figures in C$)	Annual Retainer		Committee Member and Chair Retainers	Travel Fees	All Other Compensation(3)	Total Compensation	Cash	Share-Based
	Equity	Cash						Common Shares	DSUs

Ammar Aljoundi	160,000	100,000	-	-	-	260,000	-	-	260,000

Charles Brindamour(4)	68,000	42,500	3,750	-	12,800	127,050	12,800	114,250	-

Nanci Caldwell	225,088	140,680	91,105	14,076	11,219	482,168	257,080	225,088	-

Michelle Collins	225,088	140,680	-	14,076	317,933	697,778	374,213	-	323,564

Marianne Harrison	18,813	11,758	1,764	2,822	-	35,156	9,583	-	25,574

Kevin Kelly	160,000	100,000	50,000	-	307,649	617,649	299,649	-	318,000

Christine Larsen	225,088	140,680	21,102	14,076	-	400,947	175,859	225,088	-

Mary Lou Maher	160,000	100,000	50,000	-	14,000	324,000	164,000	-	160,000

William Morneau	160,000	100,000	65,000	-	14,000	339,000	-	-	339,000

Mark Podlasly	160,000	100,000	8,625	10,000	-	278,625	-	-	278,625

François Poirier	160,000	100,000	-	10,000	-	270,000	-	-	270,000

Katharine Stevenson	290,000	195,000	-	-	260,258	745,258	455,258	290,000	-

Martine Turcotte	160,000	100,000	15,000	10,000	-	285,000	125,000	-	160,000

Barry Zubrow	225,088	140,680	91,105	11,326	365,811	834,010	608,922	-	225,088

(1)

Mr. Dodig served as President and Chief Executive Officer and as a director until October 31, 2025, at which time he retired and was appointed as Special Advisor to CIBC. He did not receive compensation for his services as a director of CIBC. See “Summary compensation table” on page 86 for Mr. Dodig’s compensation as President and Chief Executive Officer.

(2)

Amounts paid in US dollars to CIBC directors who are US citizens and whose primary residence is in the US were converted to Canadian dollars using the WM/Reuters exchange rate on the following payment dates:

◾	US$1.00 = C$1.4481 on February 6, 2025

◾	US$1.00 = C$1.3927 on May 15, 2025

◾	US$1.00 = C$1.3754 on August 14, 2025

◾	US$1.00 = C$1.4110 on November 13, 2025

(3)	Amounts reported under “All Other Compensation” include the following:

◾	Fees of $1,000 per meeting paid to Ms. Maher, Mr. Morneau and Mr. Zubrow as members of an ad-hoc committee of the Board.

◾	Fees of $1,000 per meeting paid to Ms. Caldwell, Mr. Kelly, Ms. Maher, Mr. Morneau and Mr. Zubrow as members of an ad-hoc committee of the Board.

◾

Fees paid for serving on the US Boards. Each of Ms. Collins, Mr. Kelly, Ms. Stevenson and Mr. Zubrow received US$185,000 for serving as a director on the US Boards. In addition, Mr. Zubrow received US$50,000 for serving as Chair of the US Boards; Ms. Collins received US$30,000 for serving as Chair of the Audit Committee; and Mr. Kelly received US$20,000 for serving as Chair of the Private Wealth Oversight Committee. Each of Ms. Collins and Mr. Zubrow received fees of US$1,000 per meeting as members of an ad-hoc committee of the US Boards. These amounts were converted to Canadian dollars at the rates set out in note (2).

(4)

Mr. Brindamour retired from the Board on April 3, 2025. In honour of his service, Mr. Brindamour received a retirement gift valued at $2,800 and CIBC made donations totaling $10,000 to two registered Canadian charities of his selection. These amounts are reported as “All Other Compensation”.

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Directors

Director equity ownership guideline

The Board expects directors to hold at least ten times the annual non-chair cash retainer ($1,000,000) in common shares and/or DSUs within five years after joining the Board. Equity ownership is reviewed on a regular basis.

Based on director fees effective November 1, 2025 for fiscal 2026, directors must take $215,000 of their $315,000 annual retainer (68%) in either CIBC common shares or DSUs. The Chair of the Board must take $355,000 of the Chair’s $550,000 annual retainer (65%) in either CIBC common shares or DSUs. The requirement to receive these amounts in equity continues even after directors have reached the equity ownership guideline. Directors may also elect to take all or a portion of their cash retainers in CIBC common shares or DSUs. New directors are expected to take at least half of their cash retainer in equity until the equity ownership guideline is reached.

Each nominee who is currently a director has met the equity ownership guideline except for Mark Podlasly, who joined the Board on November 1, 2023, François Poirier, who joined the Board on September 1, 2024, and Marianne Harrison, who joined the Board on October 1, 2025. Each of these director nominees is acquiring equity under our director compensation program to reach the equity ownership guideline by their target date.

Each director nominee’s equity ownership interest in CIBC is set out in their biography on pages 12 to 24.

C I B C P R O X Y C I R C U L A R	29

Board Committee Reports

The Board has five standing committees: Audit Committee, Corporate Governance Committee, Management Resources and Compensation Committee, Risk Management Committee, and the Technology Committee. Committee mandates can be found at www.cibc.com. Committee activities during fiscal 2025 are summarized below.

Report of the Audit Committee

The key responsibilities of the Audit Committee are to: (i) fulfill its responsibilities for reviewing the integrity of CIBC’s consolidated financial statements and related management’s discussion and analysis (MD&A); (ii) monitor the system of internal control, including internal control over financial reporting; (iii) monitor CIBC’s compliance with legal and regulatory requirements as they pertain to responsibilities under the Audit Committee Mandate; (iv) select the external auditors for shareholder approval; (v) review the qualifications, independence and audit quality of the external auditor; (vi) oversee the performance of the internal audit function; (vii) oversee the processes and controls around sustainability disclosures in the Annual Report, Sustainability Report, and other material sustainability disclosure documents; and (viii) act as the Audit Committee for certain federally regulated subsidiaries.

Responsibility	2025 Highlights
Financial Reporting and Internal Controls

• Recommended Board approval of quarterly and annual financial statements and related MD&A.

• Reviewed significant areas of accounting and disclosure judgment and key audit matters, including those relating to:

–  the measurement of expected credit losses under International Financial Reporting Standard (IFRS) 9;

–  the valuation of financial instruments;

–  the assessment of impairment for goodwill and other assets;

–  tax and legal related provisions and disclosures; and

–  updates to future accounting standards, including IFRS 18, and amendments to IFRS 9 and IFRS 7.

•  Received periodic updates on areas of significant qualitative and quantitative judgements and estimates, as well as regulatory developments impacting financial statement disclosures.

•  Received updates on CIBC’s compliance with the requirements of OSFI’s Assurance on Capital, Leverage and Liquidity Returns guideline.

•  Received updates on the developments related to the US Sarbanes-Oxley Act of 2002 (SOX).

•  Reviewed reports on internal control over financial reporting from management and EY; received quarterly reports from the Chief Auditor, including Internal Audit’s opinion on the control environment and key themes; and received updates from Strategic Business Units (SBU) and functional groups on their control environment.

•  Reviewed the quarterly Anti-Bribery and Anti-Corruption (ABAC) reports, quarterly and annual fraud risk reports, approved updates to the Fraud Management Policy and recommended board approval of the Mutual Fund governance framework.

•  Received updates on regulatory developments related to sustainability reporting and related trends, and reviewed CIBC’s sustainability disclosures in the 2024 Sustainability Report, 2024 Climate Report, and the 2025 Annual Report, including the MD&A.

External Auditors

•  Approved EY’s scope of services, terms of engagement, annual audit plan, including audit work in areas related to key areas of judgement, and recommended Board approval of the associated fees of EY.

•  Pre-approved all EY engagements for non-audit services and fees in accordance with the Scope of Services Policy.

•  Reviewed and discussed with EY key areas of risk of material misstatement of the financial statements, application of professional skepticism and significant auditor judgment.

•  Discussed quarterly review results and annual audit findings with EY and reviewed key audit matters set out in the auditor’s report.

•  Reviewed EY’s written statement of objectivity and independence.

•  Completed a periodic comprehensive review and annual assessment of EY that considered EY’s independence, audit quality, effectiveness and service quality, and recommended EY’s re-appointment for shareholder approval. Concluded that an independent auditor tenure policy that required mandatory audit firm rotation would not enhance independence or audit quality and would not be in the best interests of CIBC’s shareholders.

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Board Committee Reports

External Auditors

•  Monitored audit quality indicators, including:

–  Updates from EY on regulatory developments affecting auditors, and their impact on the bank, including EY’s governance standards that emphasize audit quality; and

–  Review of the Canadian Public Accounting Board (CPAB) October 2025 Audit Quality Insights Report: 2025 Interim Inspections Results, and the Public Company Accounting Oversight Board (United States) (PCAOB) July 2025 Report: 2024 Inspection Ernst & Young LLP.

Internal Audit Function

•  Approved the Internal Audit charter, including the organizational framework and the Chief Auditor’s mandate and recommended Board approval of Internal Audit’s financial plan and staff resources.

•  Approved Internal Audit’s audit plan, including the audit scope, the risk assessment methodology and monitored its execution, including changes as required.

•  Reviewed Internal Audit’s assessment of the oversight by Finance and Risk Management.

•  Reviewed quarterly updates on key elements of open deficiencies for SBUs and functional groups.

•  Reviewed the performance goals and succession plan and assessed the effectiveness and performance of the Chief Auditor.

•  Monitored Internal Audit compliance with regulatory expectations.

•  Reviewed the results of Internal Audit’s self-assessment of its effectiveness.

Finance Function

•  Approved the Finance organizational framework, Chief Financial Officer (CFO) mandate and recommended Board approval of Finance’s financial plan and staff resources.

•  Reviewed the status of Finance’s progress against its strategic priorities.

•  Reviewed the performance goals and succession plan and assessed the effectiveness and performance of the CFO.

•  Reviewed the results of Finance’s self-assessment of its effectiveness.

Whistleblower Procedures	• Reviewed the quarterly Whistleblower Program Report and approved updates to the Whistleblower Policy.

Legal and Regulatory Developments

•  Received updates on legal matters, including emerging legal risks.

•  Monitored regulatory developments, including updates on the effect of evolving regulatory expectations on CIBC’s businesses and on the results of regulatory reviews and benchmarking.

Subsidiary Oversight	• Acted as Audit Committee for certain federally regulated subsidiaries. • Reviewed the financial statements and management reports. • Reviewed and discussed audit findings with EY and management.

Members of the Committee are Mary Lou Maher (Chair), Michelle Collins, Marianne Harrison, Mark Podlasly and Martine Turcotte. All Committee members are independent and “financially literate” in compliance with the requirements of the NYSE and the CSA, and four members of the Committee are “audit committee financial experts” under the US Securities and Exchange Commission (SEC) rules.

Oversight, Evaluation and Appointment of Independent Auditors

The Audit Committee is responsible for the appointment, oversight, compensation and retention of the independent auditors. As part of its oversight responsibilities, the Audit Committee conducts an annual assessment to determine whether the retention of EY as the independent auditors continues to be in CIBC’s shareholders’ best interests, or whether to engage another independent public accounting firm as CIBC’s independent auditors. In conducting this assessment each year, the Audit Committee considers EY’s independence, audit quality, effectiveness and service quality. In 2025, the Audit Committee conducted a periodic comprehensive review, which occurs every five years. As part of this review, the Audit Committee considered whether an independent auditor tenure policy that required mandatory audit firm rotation would enhance independence and audit quality and be in the best interests of CIBC’s shareholders.

In conducting the assessment of EY’s independence, the Audit Committee considered a number of factors including:

(i)

the limitations on non-audit services required by CIBC’s Policy on the Scope of Services of the Shareholders’ Auditors and the fact that EY provides only limited services other than audit and audit-related services;

(ii)

reports from EY describing its compliance with its internal policies and procedures, for which the assessments include periodic internal and external reviews of its audit and other work, assessing the adequacy of partners and other personnel working on the CIBC audit;

(iii)

a formal written statement by EY describing all relationships between it and CIBC that may reasonably be thought to have a bearing on independence as required by PCAOB Rule 3526, if any, including confirmation that it can continue to act as the independent registered public accounting firm for CIBC;

(iv)

mandatory partner rotation for the lead audit partner at least every five years as well as the rotation of key audit partners and senior staff as required under independence standards and EY’s own policies;

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Board Committee Reports

(v)	management’s procedures for addressing concerns related to the external auditor’s independence, if any;

(vi)	the robust regulatory frameworks in Canada and the United States, including oversight of the independent auditors by CPAB and the PCAOB; and

(vii)	the tenure of EY as CIBC’s independent auditors.

In conducting the assessment of EY’s audit quality, effectiveness and service quality, the Audit Committee considered a number of factors including:

(i)	EY’s objectivity and professional skepticism;

(ii)	the quality and experience of EY’s engagement team;

(iii)	external reports on audit quality (PCAOB inspection reports and annual reports from CPAB);

(iv)	an annual assessment of the overall quality of the service provided, including trends observed in the annual assessment over the past five years relative to the 2025 comprehensive review;

(v)

the benefit of the length of time EY has served in the role of independent auditors, including EY’s capability and expertise in handling the breadth and complexity of CIBC’s business, and EY’s significant institutional knowledge and deep expertise of CIBC’s accounting policies and practices and internal controls that enhance audit quality;

(vi)	the quality and candour of EY’s communication with the Audit Committee; and

(vii)	EY’s independence from CIBC as described above.

In conducting the assessment of whether an independent auditor tenure policy that required mandatory audit firm rotation would enhance independence and audit quality and be in the best interests of CIBC’s shareholders’, the Audit Committee considered:

(i)

the risks of a mandatory change in audit firm, including the potential negative impact to audit quality from loss of the incumbent auditors’ deep institutional knowledge and the disruption to operations that could occur if the mandatory rotation occurred during a major system implementation or transaction; and

(ii)

the safeguards to independence, including the periodic comprehensive review together with the policies and procedures noted above that ensure auditor independence, including mandatory partner rotation which mitigates over familiarity risk while maintaining the institutional knowledge that enhances audit quality at the audit firm level.

Based on the evaluation of the above factors, the Audit Committee concluded that it was satisfied with the audit quality, effectiveness and service quality of external audit services provided by EY for 2025, and that EY continues to be independent such that it is in the shareholders’ best interest for EY to continue to serve as CIBC’s independent auditors. The Audit Committee also concluded that an independent auditor tenure policy that required mandatory audit firm rotation would not be in the best interests of CIBC’s shareholders. As a result, the Audit Committee has recommended to the Board, subject to shareholder approval, the re-appointment of EY as independent auditors of CIBC for 2026.

The Board recommends that EY be appointed by shareholders as auditors of CIBC until the close of the next Annual Meeting of Shareholders.

Fees for services provided by external auditors

The fees EY billed for professional services for the fiscal years ended October 31, 2025 and October 31, 2024 are set out below.

Fees billed by EY
(Unaudited, $ millions)	2025	2024

Audit fees(1)	31.7	28.8

Audit related fees(2)	4.5	3.3

Tax fees(3)	2.8	2.1

Other(4)	0.2	0.7

Total	39.2	34.9

(1)

For the audit of CIBC’s annual financial statements and the audit of certain of our subsidiaries, as well as other services normally provided by the principal auditors in connection with CIBC’s statutory and regulatory filings. Audit fees also include the audit of internal controls over financial reporting under the standards of the PCAOB.

(2)

For the assurance and related services that are reasonably related to the performance of the audit or review of CIBC’s consolidated financial statements, including accounting consultation, various agreed upon procedures and assurance reports and translation of financial reports.

(3)	For tax compliance and advisory services.

(4)	Includes fees for non-audit services.

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Board Committee Reports

Pre-approval policy

The Audit Committee pre-approves work performed by CIBC’s auditors. This approval process is explained in CIBC’s Policy on the Scope of Services of the Shareholders’ Auditors which is described under “Pre-Approval Policies and Procedures” in CIBC’s Annual Information Form dated December 3, 2025, and available at www.cibc.com.

Report of the Corporate Governance Committee

The key responsibilities of the Corporate Governance Committee are to oversee: (i) CIBC’s corporate governance framework; (ii) CIBC Board and committee composition; (iii) evaluation of CIBC’s Board, committees and director effectiveness; (iv) director orientation and continuing education; (v) CIBC’s alignment with its purpose, strategy on sustainability matters and related disclosures; and (vi) CIBC’s stakeholder engagement framework and matters relating to consumer protection, conduct and culture.

Responsibility	2025 Highlights

Governance

•  Led the effective governance of the CEO transition process, supporting the Board’s appointment of the new CEO and ensuring a well-managed leadership transition.

•  Reviewed the governance and mandate execution of CIBC Board committees to ensure effective oversight and alignment with organizational objectives.

•  Oversaw CIBC’s stakeholder engagement with shareholders, advocacy groups, and regulatory officials to promote transparency and facilitate discussions on governance practices and trends.

•  Oversaw compliance with financial consumer protection and complaints handling under the Bank Act (Canada), and monitored disclosure, governance, and market practices under securities regulations.

•  Enhanced the Board’s oversight of subsidiary governance, including director appointments to subsidiary boards and review of CIBC’s Enterprise Subsidiary Governance Framework.

•  Conducted a review of director tenure and compensation structures, in consultation with an independent external advisor, to support effectiveness and sound governance.

•  Oversaw the Director Development Program, ensuring the Board dedicated at least 10% of regular meeting time to director education.

•  Analyzed key trends and actionable insights from proxy circulars issued by peer financial institutions to inform CIBC’s corporate governance practices.

•  Reviewed and recommended Board approval of mandates for the Board, Chair of the Board, and Committee Chairs.

•  Reviewed management reporting standards for the Board and its committees, incorporating best practices to enhance reporting quality and optimize Board meeting efficiency.

•  Oversaw board governance and composition for CIBC Bancorp USA Inc. and CIBC Bank USA.

•  Reviewed CIBC’s Sustainability and Climate Reports, including metrics and targets, and provided oversight of the bank’s sustainability strategy, governance, and performance.

•  Monitored emerging trends, stakeholder perspectives, and industry developments to ensure alignment with industry practices and evolving expectations.

•  Received updates on CIBC’s community investment and giving strategy and activities.

•  Reviewed and recommended Board approval of CIBC’s Statement of Corporate Governance Practices, amendments to CIBC’s by-laws, responses to shareholder proposals, and governance disclosures in CIBC’s 2025 Management Proxy Circular.

Board and Committee Composition

•  Recruited and appointed Ms. Marianne Harrison to the Board, leveraging her extensive leadership experience in financial institutions to further strengthen the Board’s finance and accounting expertise.

•  Reviewed and recommended Board approval of director nominees and determined their independence for service on the boards of CIBC, CIBC Bancorp USA Inc. and CIBC Bank USA.

•  Led the Board committee composition process, maintaining a balance of director experience and relevant expertise to support effective governance.

•  Assessed succession plans for the Chair of the Board and the Chairs of Board committees.

•  Reviewed and approved updates to the Board Diversity Policy.

•  Led the evaluation of the effectiveness of the Board, its committees, the Chair of the Board, and the CEO, with the process administered by an independent third party. Developed action plans based on Board and committee evaluation outcomes and monitored progress to support ongoing effectiveness.

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Board Committee Reports

Conduct

•  Reviewed conduct and culture risk reports, as well as enhancements to CIBC’s Code of Conduct.

•  Served as the conduct review committee for CIBC and its federally regulated Canadian subsidiaries, reviewing related party reports and policies to ensure compliance with the Bank Act (Canada) regarding matters that could materially affect CIBC.

•  Reviewed reports to support oversight of consumer protection provisions under the Bank Act (Canada) and continued engagement with the Financial Consumer Agency of Canada.

•  Assessed the effectiveness of CIBC’s client complaint management processes and changes to improve client experience in resolving complaints.

•  Reviewed and approved CIBC on Human Rights: Modern Slavery and Human Trafficking Statement.

Members of the Committee are William Morneau (Chair since February 1, 2026), Kevin Kelly, Mary Lou Maher, and Barry Zubrow. All members of the Committee are independent. Nanci Caldwell served as Chair until January 31, 2026.

Report of the Management Resources and Compensation Committee

The Management Resources and Compensation Committee (MRCC) is responsible for assisting the Board of Directors in its global oversight of CIBC’s human capital strategy, including talent and total rewards, and the alignment with CIBC’s strategy, risk appetite and controls.

The Chair of the MRCC and the Chair of the Board have written a letter to shareholders about CIBC’s approach to executive compensation, starting on page 58 of this Circular.

Responsibility	2025 Highlights

Annual Goals and Measures, Performance and Compensation, Employment Arrangements and Ownership

•  Reviewed, approved or recommended Board approval of Senior Management and Heads of Oversight Functions fiscal 2025 goals and measures, compensation targets for the upcoming year, performance against goals and year-end compensation.

•  Approved compensation for employees whose Total Direct Compensation (TDC) exceeds the materiality threshold determined by the MRCC.

•  Reviewed adherence to share ownership guidelines for executives and Managing Directors.

•  Reviewed a report on executive and Managing Director severances.

•  Reviewed reports on Risk Conduct and Performance as part of the Risk Input into Compensation process.

Talent and Succession

•  Reviewed succession plans for Senior Management and Heads of Oversight Functions, including the CEO succession plan, after engaging in the annual comprehensive succession planning exercise and incorporating reviews as required by other Board committees. These succession plans highlight and prioritize talent, considering career development and growth opportunities.

•  Reviewed CIBC’s inclusion strategy including: status of Inclusion at Work key performance indicators (KPIs); results of the employment policy and practices phase of our Racial-Equity Assessment; and emerging trends.

•  Engaged Board members in relationship development activities to increase exposure and connectivity to leaders and key talent.

Human Capital Strategy, Culture and Organizational Changes

•  Reviewed key strategic initiatives of CIBC’s Human Capital strategy, as well as broader initiatives encompassing people, culture and brand, including periodic updates on:

–  CIBC’s Client Experience strategic priorities, performance and program methodology;

–  CIBC’s annual employee survey results;

–  Organizational changes across multiple business lines focused on enabling the execution of strategic priorities; and

–  Key areas of focus within our People Metrics providing data-driven insights in support of our human capital strategies.

•  Recommended Board approval of changes to Senior Management roles by executing on our succession plans to strategically address current and future needs.

•  Provided cross border oversight and insights through continued joint appointment between the MRCC and the US Human Resources and Compensation Committee.

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Board Committee Reports

Compensation Risk, Incentive Funding, Philosophy, Policies and Plans

•  Approved the Business Performance Factor (BPF) metrics, weightings and goals used in the determination of the BPF including the detailed financial metrics (65%), as well as weightings and goals used in the Client Experience (CX) (25%) and Sustainability (10%) indices.

•  Approved CIBC’s compensation philosophy, methodology and governance to ensure it aligns with current processes and practices.

•  Reviewed and discussed the alignment of compensation with business performance and risk at both the enterprise (incentive pool/BPF) and individual level at our annual joint meeting with the Risk Management Committee.

•  Recommended Board approval of aggregate annual incentive compensation and allocations to the SBUs and functional groups.

•  Reviewed a report on material compensation plans.

Pension and Benefit Plans	• Reviewed CIBC’s pension governance structure and activities conducted by delegates for CIBC’s pension plans. • Reviewed the competitiveness of CIBC’s executive pension programs.

Governance and Controls

•  Reviewed the annual report on Human Resource internal audits, summarizing audit ratings, number and ratings of deficiencies issued, and the effectiveness of internal controls.

•  Reviewed Internal Audit’s independent audit report on material compensation plans.

•  Reviewed global regulatory and governance updates related to executive compensation and culture risk.

•  Obtained advice from the MRCC’s independent compensation advisor on executive compensation matters.

Members of the MRCC are Kevin Kelly (Chair), Christine Larsen and Martine Turcotte. All members of the MRCC are independent.

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Board Committee Reports

Report of the Risk Management Committee

The Risk Management Committee’s primary function is to assist the Board of Directors in fulfilling its responsibilities for defining CIBC’s risk appetite and overseeing CIBC’s risk profile and performance against the defined risk appetite. The Committee is also responsible for overseeing the identification, measurement, monitoring and mitigation of CIBC’s principal risks identified in CIBC’s Risk Definitions Standard (including but not limited to those impacting capital, credit, liquidity, technology and information security); reviewing and approving key frameworks, policies, and risk limits established to control CIBC’s exposures to its principal risks; and overseeing CIBC’s Risk Management function.

Responsibility	2025 Highlights
Principal Business Risks

•  Reviewed and recommended for Board approval CIBC’s Enterprise Risk Appetite Statement (RAS).

•  Approved CIBC’s SBU and functional group RASs. Reviews included alignment to strategic plans, as well as enhancements to strengthen CIBC’s Risk Management function to address evolving risks, current priorities and regulatory frameworks.

•  Reviewed Risk Management’s assessment of year-end compensation recommendations.

•  Reviewed and recommended Board approval of the Capital Plan and Policy.

•  Reviewed and approved refinements to various risk limits, funding, frameworks and policies, and associated compliance reporting.

•  Monitored and reviewed reports on CIBC’s risk profile, including management’s assessment of information technology risk and governance activities.

•  Reviewed and recommended Board approval of the Enterprise Artificial Intelligence Framework.

•  Monitored top and emerging risk themes, including geopolitical, macroeconomic, credit, environmental risks, tail risk events, artificial intelligence (AI), information and cybersecurity, tariffs and money laundering.

•  Reviewed management’s self-assessment of the design and operating effectiveness of the risk assessment processes relative to new strategies, products or services.

•  Reviewed and effectively challenged presentations on the risks associated with operational resilience and third party risk management as well as various business activities including quarterly business reviews (Capital Markets, Personal and Business Banking, Canadian and US Commercial Banking and Wealth Management); the Oil and Gas portfolio, Real Estate Secured Lending (RESL), Credit Cards and Personal Lending, Simplii, the Commercial Real Estate and Construction portfolio and regional reviews, including the Europe and Asia Pacific and CIBC Caribbean.

•  Reviewed management’s reports on the bank’s enterprise-wide stress tests, the impacts on financial, capital, and liquidity and funding plans, and associated management actions that demonstrate financial resilience under stress. • Reviewed and effectively challenged several special analyses and deep dives on tariffs and the RESL and commercial real estate portfolios.

•  Reviewed and approved certain lending commitments that exceeded management’s lending authority, as well as the tolerance for disruption statements for critical operations.

Risk Management Functions

•  Reviewed and recommended Board approval of the Risk Management financial plan and staff resources.

•  Reviewed succession plans, goals and assessments of effectiveness of the Chief Risk Officer, Chief Compliance and Privacy Officer and Chief Anti-Money Laundering Officer.

•  Reviewed results of Risk Management Self-Assessment and key mandates.

•  Reviewed and approved credit and investment transactions in excess of authorities delegated to the CEO, per the Investment Lending Authority.

Compliance

•  Continued to monitor global regulatory developments, guidance and compliance with regulatory requirements.

•  Reviewed the Chief Compliance and Privacy Officer’s quarterly report.

•  Approved the fiscal 2026 Compliance Plan.

•  Reviewed the Privacy report on global privacy risk management, privacy incidents, regulatory notifications and changing privacy laws.

Anti-Money Laundering

•  Reviewed the Enterprise Anti-Money Laundering Group’s quarterly report.

•  Reviewed the Chief Anti-Money Laundering Officer’s annual report.

•  Approved the Enterprise Anti-Money Laundering Examination Plan for fiscal 2026.

Members of the Committee are Barry Zubrow (Chair), Ammar Aljoundi, William Morneau, François Poirier, Mark Podlasly (who was appointed to the Committee in April 2025), and Marianne Harrison (who was appointed to the Committee in October 2025). All members of the Committee are independent.

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Board Committee Reports

Report of the Technology Committee

The primary function of the Technology Committee is to: (i) assist the Board of Directors in fulfilling its responsibilities for overseeing CIBC’s technology strategy and ensuring it allows for CIBC’s strategic plan and priorities to be carried out; (ii) guide management in the implementation of a technology program, including its organizational structure and resourcing, that meets the needs of CIBC and its subsidiaries; (iii) review and approve major technology projects frameworks and policies; and (iv) review and recommend for Board approval significant technology expenditures and transactions which exceed thresholds established by the Board.

Responsibility	2025 Highlights
Technology and Data Strategy

• Reviewed and approved CIBC’s Technology strategy.

• Reviewed and approved CIBC’s Data and Artificial Intelligence (“AI”) strategies.

• Reviewed the Cybersecurity strategy plan and roadmap.

• Reviewed several in-depth analyses on elements of the Technology strategy.

• Reviewed the Technology strategies for the US and Caribbean regions.

Technology Investments and Projects

• Reviewed and recommended for Board approval the technology budget and resources.

• Reviewed the delivery of major technology programs and projects related to CIBC’s transformation plan and Technology strategy.

• Reviewed and recommended for Board approval certain technology expenditures and transactions which exceeded management’s approval authority thresholds established by the Board.

• Reviewed major technology outsourcing and third-party relationships.

Threat Landscape

• Reviewed the effectiveness of CIBC’s security strategy and posture relative to the threat landscape.

• Reviewed the report on lessons learned from incidents and events observed in the market to assess CIBC’s strategies.

• Monitored the threat landscape for awareness of developments with potential impact to the financial services industry overall, and to CIBC.

Technology Trends and Opportunities

• Monitored global trends and opportunities involving emerging technologies for technology, data and AI, and cybersecurity, with consideration to potential impact to CIBC’s strategic plan and priorities.

• Monitored regulatory changes related to the development and use of information technologies and programs.

• Monitored bank-wide AI progress and reviewed key AI use cases.

Oversight of Technology Function

• Reviewed the organizational structure of CIBC’s Technology function.

• Reviewed and recommended for Board approval the Technology financial plan and staff resources.

• Reviewed the CIBC leadership and talent planning for senior executive roles focused on technology, data, and AI.

• Monitored the key technology operational run metrics, covering incident volumes, outage minutes and change success rates.

• Reviewed and recommended for Board approval updates to the Technology Committee mandate.

• Reviewed and approved the Technology Committee workplan.

Members of the Committee are: William Morneau (Chair until January 31, 2026), Christine Larsen (Chair as of February 1, 2026), and Barry Zubrow. All members of the Committee are independent.

C I B C P R O X Y C I R C U L A R	37

Statement of Corporate Governance Practices

Good governance is the foundation of our business and underpins CIBC’s purpose — to help make your ambitions a reality. CIBC’s corporate governance framework guides the Board and management in fulfilling their responsibilities to CIBC and its stakeholders. As a recognized leader in corporate governance, we strive each year for continuous improvements to achieve excellence in governance. This statement of corporate governance practices was last reviewed and approved by the Board in February 2026.

The diagram below provides a snapshot of the relationships among the Board, management, shareholders, external auditors and regulators.

(1)

Senior Management includes the Chief Executive Officer (CEO) and individuals who are directly accountable to the CEO. Heads of Oversight Functions includes the Chief Auditor, Chief Compliance Officer, Chief Anti-Money Laundering Officer, Chief Financial Officer (captured as part of Senior Management), and Chief Risk Officer (captured as part of Senior Management)

Read about key elements of our governance practices:

39	Governance Structure

39	Board Composition

39	Board Responsibilities

40	Director Independence

42	Director Nomination Process

43	Director Tenure

44	Annual Board Evaluation Process

45	The Chief Executive Officer

45	The Chair of the Board

45	Board Committees

46	Board Access to Independent Advisors and Management

47	Director Orientation and Continuing Education

48	Director Compensation

49	Executive Compensation

49	Inclusion

50	Talent and Succession Planning

50	CIBC Code of Conduct

51	Sustainability

56	Subsidiary Governance

56	Stakeholder Engagement

38	C I B C P R O X Y C I R C U L A R

Statement of Corporate Governance Practices

1.	Governance Structure

At the foundation of CIBC’s governance structure are knowledgeable, independent and experienced directors. Documenting clear roles and responsibilities for the Board and its committees helps the Board supervise the management of CIBC’s business and affairs. Every year, the Board considers for approval changes to the mandates of the Board of Directors, Chair of the Board, Board Committees and Board committee chairs.

Find Mandates of the Board, Chair of the Board, Board Committees and Board committee chairs at www.cibc.com or www.sedarplus.com.

2.	Board Composition

The composition of the Board and its committees is affected by legal requirements, CIBC’s strategic priorities, and the annual Board evaluation process.

Legal requirements — The Board complies with legal and regulatory requirements regarding the qualifications, number, affiliation, residency and expertise of directors. These requirements are set out in the Bank Act (Canada), Office of the Superintendent of Financial Institutions Canada (OSFI)’s Corporate Governance Guideline, securities law and the rules of stock exchanges on which CIBC shares are listed.

Board size — The Corporate Governance Committee (CGC) reviews Board size and composition annually. The Committee considers changes in legal requirements, best practices, the skills and experiences required to enhance the Board’s effectiveness and the number of directors needed to discharge the duties of the Board and its committees effectively. If all director nominees are elected at CIBC’s 2026 Annual and Special Meeting of Shareholders, the size of the Board will be 13 directors.

Director skill set and competency matrix — The Corporate Governance Committee assesses the skills and experiences of Board members and reviews the composition of the Board and its committees annually using a competency matrix. The matrix lists desired skills and experiences under broad categories such as leadership, functional capabilities, market knowledge and board experience. The Committee reviews the matrix regularly to verify that it reflects the Board’s current and long-term needs, as well as CIBC’s strategic priorities. Each Board member self-assesses their skills and experiences identified in the matrix. The Committee uses the results to help identify gaps in the Board’s collective skill set, promote continuing education and support succession planning for committee membership. The Board strives to reflect the diversity of CIBC’s workforce, clients, and communities. As outlined in the “Inclusion” section beginning on page 49, the Corporate Governance Committee also considers CIBC’s Board Diversity Policy when assessing each new director candidate to the Board. Ms. Marianne Harrison was appointed to the Board on October 1, 2025. She brings extensive strategic expertise in finance and accounting, complementing the skills and experience already present on the Board. Additionally, Ms. Harrison is a seasoned board member with a breadth of experience having served on not-for-profit and corporate boards including roles on audit and finance committees.

Information on the skills and experience of our director nominees in areas the Board considers important to CIBC is on page 26 of the 2026 Management Proxy Circular (Circular).

3.	Board Responsibilities

During fiscal 2025, the Board dedicated focused effort to select CIBC’s next CEO, adhering to leading standards of governance. Leveraging its ongoing talent oversight and established succession planning processes, the Board executed a successful CEO selection and transition process. This included comprehensive assessments of leadership talent, supported by an independent third-party consultant. The Board exercised rigorous oversight and engagement throughout the process. This culminated in the appointment of Harry Culham, an internal candidate and member of Senior Management, as President and CEO, effective November 1, 2025, ensuring continuity and a strong foundation for CIBC’s future.

The Board is responsible for supervising the management of CIBC’s business and affairs. During fiscal 2025 the Board reviewed the key performance indicators relating to CIBC’s long-term strategic focus and near-term priorities. The Mandate of the Board of Directors is incorporated into this document for reference. The Board’s key responsibilities are outlined below.

Culture of integrity — The Board oversees CIBC’s Code of Conduct and is responsible for satisfying itself about the culture of integrity throughout CIBC.

C I B C P R O X Y C I R C U L A R	39

Statement of Corporate Governance Practices

Strategic planning — The Board reviews and approves CIBC’s strategic, financial and capital plans, and monitors their effectiveness. In carrying out these responsibilities, the Board considers CIBC’s purpose, sustainability, risk appetite, risk profile, capital and liquidity levels, emerging trends and the competitive environment.

Risk management — The Board approves CIBC’s risk appetite statement and, with support from the Risk Management Committee (RMC), oversees CIBC’s risk profile and processes to identify, measure, monitor and mitigate CIBC’s principal business risks.

Internal control — The Board approves CIBC’s control framework. With support from the Audit Committee (AC) and the RMC, the Board oversees and monitors the integrity and effectiveness of CIBC’s internal controls over financial reporting, system of internal controls, and compliance with legal, regulatory, accounting and financial reporting requirements.

Human resources management — With support from the Management Resources and Compensation Committee (MRCC), the Board oversees CIBC’s human capital strategy, including talent and total rewards, and the alignment with CIBC’s strategy, risk appetite and controls.

Corporate governance — With support from the CGC, the Board establishes standards which allow the Board to function independently from management and Board policies that set expectations and responsibilities of directors to contribute effectively to the Board’s operations.

Communications and disclosure — The Board reviews and monitors the effectiveness of CIBC’s communication framework and processes for maintaining effective stakeholder relationships and measures for receiving feedback from stakeholders.

4.	Director Independence

Director independence is essential to ensure the Board provides effective oversight of CIBC’s business and operations. The Board defines independence by considering regulatory requirements, best practices, and sound judgment. To assess a director’s independence, the Board applies specific independence standards, which can be found in the Corporate Governance section on our website at www.cibc.com. These standards include criteria for evaluating director independence and outline relationships between CIBC and a director that do not compromise independence. The Board and its committees promote independence by:	All director nominees are independent except Harry Culham, President and CEO of CIBC, who is required by the Bank Act (Canada) to be a member of the Board.

•	reviewing the impact of any board interlocks (where two or more CIBC directors are on the board of another public company);

•	retaining advisors when needed for independent advice and counsel;

•	meeting without the CEO or any other member of management at every regular and special Board meeting;

•	adhering to CIBC’s Director Tenure Policy and tenure limits (see “Director Tenure” on page 43);

•	determining whether directors have a material interest in a transaction; and

•	appointing an independent Chair of the Board to oversee the Board’s operations and decision-making.

Independence standards

The Board independence standards require a substantial majority of its directors to be independent. A director is considered independent only where the Board affirmatively determines that the director has no material relationship with CIBC, including as a partner, shareholder or officer of an organization that has a relationship with CIBC. A “material relationship” is a relationship that could, in the view of the Board, be reasonably expected to interfere with the exercise of a director’s independent judgment and includes an indirect material relationship. In determining whether a director is independent, the Board applies standards that incorporate the Affiliated Persons (Banks) Regulations, the New York Stock Exchange (NYSE) corporate governance rules, Canadian Securities Administrators’ (CSA) Corporate Governance Guidelines and OSFI’s Corporate Governance Guideline provisions. The Board determines the independence of a director when the Board approves director nominees to be named in the Circular and at other times if necessary or desirable.

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For example, if a director joins the Board mid-year, the Board makes a determination on the new director’s independence at that time. The Board bases its determination of independence primarily on biographical information, information about entities the director nominee is involved with, and questionnaires completed by each director nominee.

All members of the Audit Committee, Corporate Governance Committee, Management Resources and Compensation Committee, Risk Management Committee, and Technology Committee must be independent. Audit Committee members must satisfy additional independence standards under the US Sarbanes-Oxley Act of 2002. Management Resources and Compensation Committee members voluntarily adopted additional independence standards under the NYSE corporate governance rules.

Immaterial relationships

The Board has identified immaterial relationships that do not affect a director’s independence (unless the Board decides otherwise based on a director’s circumstances). These “immaterial relationships” include:

•

routine banking services where a director, their immediate family members or entities they control, receive personal banking services, loans and other financial services in the ordinary course of business from CIBC or one of its subsidiaries as long as the services are on market terms, comply with applicable laws and do not exceed the monetary thresholds in the Board’s independence standards; and

•

the employment of an immediate family member of a director with CIBC or a subsidiary (provided the immediate family member is not the director’s spouse or an executive officer of CIBC or a subsidiary) and as long as the compensation and benefits received by the family member were established by CIBC in accordance with policies and practices that apply to CIBC employees in comparable positions.

Outside board memberships

The Board does not limit the number of public companies on which a director may serve, but has strong expectations of Board members in managing time demands and Board responsibilities. The Board recognizes that some directors have the time and ability to maintain the focus and commitment expected at CIBC’s Board and committee meetings as well as other public companies. The Board also recognizes that multiple public company board service enhances a director’s breadth and depth of experience and provides another means of staying abreast of topical issues, trends, governance practices, and the evolving regulatory environment.	A director is required to obtain approval from the Chair of the Board before joining a new public company board.

The Corporate Governance Committee believes it is important for directors to balance the insights gained from their roles on other boards (including as CEO) with the ability to prepare for, attend and participate effectively in their CIBC Board and committee meetings. As a result, the Committee monitors director performance to make sure directors continue to have the time and commitment to fulfill their obligations to CIBC’s Board. The Committee considers many factors when assessing director performance, including meeting attendance; individual contributions at meetings; results of the annual Board effectiveness evaluation; the role of the director on other boards; the time demands of outside activities; the industry, size, location and financial cycle of other public companies a director serves; and peer review feedback from one-on-one meetings between the Chair of the Board and each Board member. The Committee monitors the overboarding policies of proxy governance advisory firms and institutional shareholders, which have different numerical limits on the number of boards a director may serve. However, the Committee believes that monitoring director performance is more effective than setting a numerical limit on public company service.

Board interlocks

An “interlock” occurs when two or more CIBC directors are on the board of another public company. The Board does not restrict board interlocks but recognizes that it is important for directors to remain impartial and independent even if they have a common board membership. There is one interlocking board membership among CIBC’s directors.

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Company	Director	Committee Memberships
CAE Inc.	Mary Lou Maher Marianne Harrison	Audit, Human Resources Audit (Chair), Technology

The Corporate Governance Committee does not believe that these overlapping board memberships impact the ability of these directors to act in the best interests of CIBC or impair the applicable director’s independence.

Service on other public company audit committees

No member of CIBC’s Audit Committee may serve on the audit committee of more than two other public companies unless the Board determines that this simultaneous service does not impair the ability of the member to be effective on CIBC’s Audit Committee.

The Corporate Governance Committee reviews service on multiple audit committees as part of its assessment of a director’s performance by looking at the annual Board effectiveness evaluation; questionnaires completed by the directors each year to assess financial literacy; qualifications to be designated as an audit committee financial expert; time demands on the director; and the director’s background and related experience. No member of CIBC’s Audit Committee is on the audit committee of more than two other public companies.

In camera sessions

The Board and each of its committees set aside time for in camera sessions at their meetings to have open and candid discussion without the CEO or other members of management. The sessions are led by the Chair of the Board at Board meetings and the Chair of each committee at committee meetings. The Board and committees also meet separately in camera with key members of management, the external auditors and independent advisors as required.

Conflicts of interest

To promote the Board’s independent decision-making, CIBC has a process in place to identify and deal with director conflicts of interest. If directors or executive officers have an interest in a material transaction or agreement with CIBC that is being considered by the Board or a Board committee, they must disclose that interest and, subject to the Bank Act (Canada), are recused from any Board or committee discussions and are not permitted to vote on the matter.

Independent Chair of the Board

The Chair of the Board meets the Board’s independence standards and the additional independence standards for the Audit Committee and the Management Resources and Compensation Committee. The Board believes that the Chair’s independence is important to lead the Board in carrying out its duties.

5.	Director Nomination Process

Nominating a new candidate for election

The Board derives its strength from the diversity, relevant experience and expertise of its members. The Corporate Governance Committee oversees Board renewal and is responsible for recommending director candidates. The Committee creates a candidate profile outlining the desired skills and experiences that will deepen the Board’s collective knowledge and support CIBC’s strategic priorities. The Committee also considers the degree to which the Board reflects CIBC’s workforce and the clients and communities that CIBC serves to ensure a range of varied perspectives. The Committee might use an external recruitment firm to identify potential candidates who meet the desired profile. The Committee also maintains a list of potential director candidates which includes recommendations from Board members, shareholders, clients and employees. Once the best candidates are identified, the Chair of the Board, Chair of the Corporate Governance Committee and other Board members meet with each candidate to discuss the candidate’s background, skills, experiences and ability to devote the time and commitment required to be on CIBC’s Board. The Committee looks at each candidate’s integrity and suitability by obtaining references, verifying educational background, conducting a security check and assessing any potential conflicts, independence concerns or other issues.

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There are mechanisms for shareholders and others to recommend director candidates:

•	Under the Bank Act (Canada), shareholders may propose a director nominee to be included in CIBC’s Circular, provided they hold 5% of CIBC’s outstanding common shares.

•

Under CIBC’s Proxy Access Policy, qualifying shareholders may submit director nominations to be included in CIBC’s Circular. This policy is aligned with the approach to proxy access in the United States, except where Canadian law requires CIBC to comply with different requirements on share ownership. The policy is available at www.cibc.com.

•

A shareholder, client, employee or any other stakeholder may contact the Chair of the Board at any time to recommend director candidates. The Chair of the Board would then ask the Corporate Governance Committee to review the recommendation and report on the outcome of that review to the stakeholder.

Nominating an existing director for re-election

Before recommending an existing director for re-election to the Board, the Corporate Governance Committee reviews the director’s:

•	continuing integrity and suitability;

•	overall performance and capability to contribute effectively to the Board and its oversight responsibilities;

•	compliance with CIBC’s Code of Conduct;

•	attendance at regular Board and committee meetings; and

•	tenure on the Board.

6.	Director Tenure

CIBC has a Director Tenure Policy which outlines factors that affect a director’s tenure.

Term limits

Directors are elected by shareholders for a one-year term that expires at the next Annual Meeting of Shareholders. Under CIBC’s Director Tenure Policy, a director can serve on CIBC’s Board for 12(1) years after joining the Board (excluding the CEO who is required to be a member of the Board pursuant to the Bank Act (Canada)). The Chair of the Board may serve a five-year term after initial appointment as Chair, regardless of number of years served as a director. A director would not stand for re-election at the Annual Meeting of Shareholders following the expiry of their term. The Corporate Governance Committee may recommend a director, including the Chair, for re-election after the expiry of their term if it is in the best interests of CIBC to do so.

The Board believes that term limits help create a balance between the fresh perspective of a new director and the experience of a seasoned director. This chart shows the amount of time that the director nominees for election at the 2026 Annual and Special Meeting of Shareholders have served on CIBC’s Board. The average tenure of the director nominees is 6 years.

Upon the recommendation of the Corporate Governance Committee and at the request of the Board, Ms. Katharine Stevenson has agreed to stand for re-election as Chair of the Board at the 2026 Annual and Special Meeting of Shareholders.

(1)	Directors first elected or appointed before 2020 may serve up to 15 years after their initial election or appointment.

Resignation of a director

The Director Tenure Policy requires a director to provide notice of resignation to the Chair of the Board in certain circumstances, including:

•	the director no longer satisfies the director qualification requirements under applicable law;

•	there is a material change in the status of the director’s employment;

•	the director accepts a role with a company or organization which could have a material conflict with CIBC;

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•	the director, or a company controlled by the director, causes CIBC to incur an irrecoverable loss; or

•	the director becomes aware that personal circumstances might have an adverse impact on the reputation of CIBC.

The Corporate Governance Committee makes a recommendation to the Board on whether to accept a resignation. The director who tenders a resignation does not take part in the decision-making process.

Majority voting

In an uncontested election where shareholders are asked to vote on the election of a director, a director nominee who receives a greater number of shareholder votes that are “withheld” than “for” (i.e. the nominee is not elected by at least a majority of 50% + 1 vote) will immediately tender their resignation to the Board. An “uncontested election” means an election where the number of nominees for director equals the number of directors to be elected. The Corporate Governance Committee will recommend that the Board accept the resignation absent exceptional circumstances. The Board will make its decision within 90 days after the election and	You can find our Majority Voting Policy at www.cibc.com.
issue a press release either announcing the resignation or explaining why it was not accepted. The director who tendered the resignation will not take part in the decision-making process.

Meeting attendance record

Regular Board and committee meetings are set approximately five years in advance. Special meetings are scheduled when required. A director is encouraged to attend all meetings and expected to attend at least 75% of all Board and committee meetings, except where the Corporate Governance Committee determines that personal circumstances beyond the director’s control prevent the director from doing so.

During fiscal 2025, director nominees attended 99.6% of regular Board and standing committee meetings. See page 25 of the Circular for information on Board and standing committee meeting attendance.

Former Chief Executive Officer

Under the Director Tenure Policy, the CEO would not be re-elected as a director after ceasing to act as CEO. However, the Corporate Governance Committee may recommend that a former CEO be re-elected as a director if it is in the best interests of CIBC to do so.

7.	Annual Board Evaluation Process

The Corporate Governance Committee oversees the annual evaluation of the performance and effectiveness of the Board, its committees, the CEO and individual directors. An external advisor conducts the evaluation to encourage candid feedback, maintain confidentiality and promote objectivity. The external advisor also provides information on the corporate governance practices and board processes of other public companies.

The evaluation includes:

• a survey completed by each director;

• a survey completed by senior executives on the performance of the CEO, the Board and the Board committees they support; and

• individual one-on-one meetings between the Chair of the Board and each director, as well as with each member of Senior Management.

Every director participates in an annual self-assessment and peer review process.

The surveys ask questions about the effectiveness of the Board and committees in addressing areas of focus in the current year, what was done well and what could be done better. The topics covered by the survey are Board leadership; the Board and Senior Management relationship; talent management and succession planning; strategy; compliance; risk management; Artificial Intelligence (AI) oversight; stakeholder engagement; tone at the top; culture; Board structure, size and processes; director development; and Board and committee composition and operations. The survey also asks for input on areas of focus for the following year.

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One-on-one meetings between each director and the Chair of the Board provide an opportunity for open discussion about the contributions of the director and other fellow Board members to the Board and its committees, what the Board and committees could do better, other responsibilities the director might be interested in, and other comments or recommendations the director might have about the operation and performance of the Board. The Chair of the Board reports to the Corporate Governance Committee on broad themes from these meetings and uses peer feedback to review individual director performance, identify opportunities for individual director development, and succession planning for the Board and committees.

The Corporate Governance Committee reviews the performance of the Chair of the Board each year and the Chair of the Corporate Governance Committee provides any director feedback to the Chair of the Board.

The evaluation process helps identify opportunities for continuing director education. The Board and committees monitor progress against their action plans.

8.	The Chief Executive Officer

Pursuant to the position description of the President and Chief Executive Officer (CEO), the key responsibility of the CEO is to lead the management of CIBC’s business and affairs. In carrying out this responsibility, the CEO is responsible for duties relating to CIBC’s vision and values; strategy and operational direction; risk governance and internal controls; financial information; human resources management; and effective communication with shareholders, clients, employees, regulators and other stakeholders.

9.	The Chair of the Board

The Chair of the Board is responsible for providing effective leadership of the Board, facilitating the operations and deliberations of the Board and overseeing the fulfillment of the Board’s mandate. In carrying out these responsibilities, the Chair of the Board presides over Board and shareholder meetings; manages director continuing education at the Board level; leads the Board in overseeing the development of CIBC’s strategic plan; coordinates execution of the Board’s mandate and action plans; and communicates with shareholders, clients, employees, regulators and other stakeholders.

10.	Board Committees

The Board has five standing committees. All committee members are independent. In determining committee membership, the Board tries to strike a balance between having members with the right experience and expertise on each committee and rotating membership to bring new ideas and insights.

Board committee succession planning

CIBC has a succession planning and selection process for Board committee membership. Each year, the Corporate Governance Committee reviews a succession plan, a committee chair’s tenure, and proposed committee member rotations. The Committee is guided by principles it established that promote fresh perspectives, draw on the experience of existing members, and retain core skills required to support a committee’s mandate. Proposed changes are recommended by the Committee to the Board for approval.

Board committee responsibilities

The Audit Committee is responsible for reviewing the integrity of CIBC’s consolidated financial statements and related Management’s Discussion and Analysis; monitoring the system of internal control, including internal control over financial reporting; monitoring CIBC’s compliance with legal and regulatory requirements as they pertain to responsibilities under the Audit Committee Mandate; selecting the external auditors for shareholder approval; reviewing the qualifications, independence and audit quality of the external auditor; overseeing the performance of the internal audit function; overseeing processes and controls around sustainability disclosure in the Annual Report, Sustainability Report, and other material sustainability disclosure documents; and acting as the Audit Committee for certain federally regulated subsidiaries. The Committee annually reviews the goals of the Chief Financial Officer (CFO) and the Chief Auditor and provides input on their performance assessment which is factored into compensation. The Committee also reviews the succession plan for the CFO and the Chief Auditor. The Committee meets regularly with the external auditors, the CFO and the Chief Auditor. Four Committee members are “audit committee financial experts” under the US Securities and Exchange Commission (SEC) rules.

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The Corporate Governance Committee is responsible for overseeing CIBC’s corporate governance framework; Board and committee composition; evaluation of Board committees and director effectiveness; director orientation and continuing education; CIBC’s alignment with its purpose, strategy on sustainability matters and related disclosures; and CIBC’s stakeholder engagement framework and matters relating to consumer protection, and conduct and culture.

The Management Resources and Compensation Committee is responsible for assisting the Board in their global oversight of CIBC’s human capital strategy, including talent and total rewards, and the alignment with CIBC’s strategy, risk appetite and controls. The Committee reviews, recommends Board approval, or approves for Senior Management and Heads of Oversight Functions, according to the Mandate: Annual Goals and Measures; Performance and Compensation; Succession; Severance; Appointment and Non-Standard Employment Arrangements; and Share Ownership Requirements. In addition, the Committee reviews and approves CIBC’s compensation philosophy, methodology and governance; recommends Board approval of annual incentive compensation funding; has duties relating to CIBC’s pension funds; and oversees the preparation of the compensation related disclosure in the Circular. The Committee also reviews CIBC’s human capital strategy, organizational culture, and their alignment with CIBC’s strategy, which includes inclusion at work, employee health, safety and wellbeing and other sustainability practices related to its mandate.

The Risk Management Committee is responsible for assisting the Board in fulfilling its responsibilities for defining CIBC’s risk appetite and overseeing CIBC’s risk profile and performance against the defined risk appetite; overseeing the identification, measurement, monitoring and mitigation of CIBC’s principal risks identified in CIBC’s Risk Definitions Standard (including but not limited to those impacting capital, credit, liquidity, AI, technology and information security); reviewing and approving key frameworks, policies and risk limits established to control CIBC’s exposures to its principal risks; and overseeing CIBC’s Risk Management function. The Committee also provides input to the Management Resources and Compensation Committee on risk-related aspects of executive compensation decisions and oversees succession planning for the Chief Risk Officer (CRO), Chief Compliance and Privacy Officer and Chief Anti-Money Laundering Officer.

The Technology Committee is responsible for assisting the Board in fulfilling its responsibilities for overseeing CIBC’s technology strategy and ensuring it allows for CIBC’s strategic plan and priorities to be carried out; guiding management in the implementation of a technology program, including its organizational structure and resourcing, that meets the needs of CIBC and its subsidiaries; reviewing and approving major technology projects frameworks and policies; and reviewing and recommending for Board approval significant technology expenditures and transactions which exceed thresholds established by the Board. The Technology Committee oversees CIBC’s technology strategy and its alignment to CIBC’s global strategic plan and priorities, and CIBC’s Data and AI strategies to ensure their alignment to CIBC’s global strategic plan and priorities.

11.	Board Access to Independent Advisors and Management

To assist the Chair of the Board, the Board and the Board committees, in satisfying their responsibilities and to foster their independence, may retain independent advisors and set their compensation without consulting or obtaining approval of management. The Chair of the Board, the Board and the Board committees also have unrestricted access to management and employees of CIBC, as well as the external auditors. The Management Resources and Compensation Committee has an independent compensation advisor that reports directly to them. The Audit Committee and Risk Management Committee retain an independent advisor periodically to review the effectiveness of Internal Audit, Finance, Compliance and Risk Management. The Corporate Governance Committee retains an independent advisor periodically to review director compensation policy and practices, as well as an external recruitment firm to identify potential director candidates.

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12.	Director Orientation and Continuing Education

CIBC’s Director Development Program provides continuing education to Board members. The program has two components: 1) orientation to help new directors become fully engaged as quickly as possible; and 2) continuing education to support directors in keeping abreast of evolving governance practices, regulatory changes, and other developments relevant to their Board and committee responsibilities.	The Board exceeded its target of dedicating the equivalent of 10% of regular meeting time to director education.

New director orientation

CIBC has an orientation program for new directors that includes a comprehensive director manual and orientation activities. The director orientation manual includes Board policies and procedures, CIBC’s organizational structure, CIBC’s strategic, financial, and capital plans, the most recent annual and quarterly financial reports, and key business briefings. In addition, a new director has separate one-on-one meetings with the Chair of the Board, the CEO, and members of management. Management may host tours of CIBC businesses and operations. When a new director is appointed to a committee, the committee chair organizes orientation sessions to familiarize the director with the committee’s mandate and responsibilities. To help a new director better understand the role of the Board and its committees and the commitment expected of a director, the Chair of the Board arranges for another Board member to act as mentor.

Continuing director education

During fiscal 2025, the Board exceeded its target of dedicating the equivalent of 10% of regular meeting time to director education. Director development sessions focused on new or emerging themes, such as agentic Artificial Intelligence, as well as regulatory matters, policy developments, and key trends relevant to CIBC. The Chair of the Board is responsible for coordinating director education at the Board level. Each Board committee chair is responsible for coordinating director education at the committee level. Directors identify continuing education topics in many ways – at Board and committee meetings, in the annual Board performance evaluations, and through regular feedback to the Chair of the Board and committee chairs. Committee education sessions are open to all Board members.

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During fiscal 2025, directors engaged in a variety of educational sessions and activities. The key topics are summarized in the table below.

Date	Topic	Delivered to
Quarterly

•

ESG and corporate governance regulatory developments including climate-related disclosure and clean energy lending

•

Regulatory developments including culture risk management, and corporate governance issues under securities laws

CGC CGC

Q1	• Crisis Management – Emerging Threats Crisis Simulation • Fraud Prevention - Emerging Trends and Leveraging Data and AI	Board Board

Q2

•

Financial Action Task Force Overview and Anti-Money Laundering Strategy

•

Operational Resilience Regulatory Update

•

Private Capital Ecosystem Developments and Exposure

•

Mergers and Acquisitions Market Outlook

•

Robotic Process Automation and Generative AI for Controllership

•

Human Resources-Related Shareholder Proposals and Stakeholder Engagement

•

Client Experience Measurement, Performance and Future Capabilities

•

Independent Price Verification and Valuation

Board Board Board Board AC MRCC MRCC AC

Q3

•

US Financial Services Industry – Perspectives and Market Trends

•

Navigating the Complexities of Energy Transition

•

Executive Compensation Framework

•

Inclusion at Work

•

Key Governance Trends and Canadian and US Banks

Board Board MRCC MRCC CGC

Q4

•

Cybersecurity and Third Party Risk Management

•

Regulatory Developments in Government Relations, Open Banking, and Privacy Law

•

Technology Developments – Stablecoins and the GENIUS Act

•

Investor Relations Interactions with Rating Agencies

•

Finance Modernization Update

•

Sarbanes-Oxley Requirements and Related Areas

•

Trends in Market Pay and Performance

•

Agentic AI – Opportunities and Governance

Board Board Board AC AC AC MRCC TC

Annually, the Board establishes a director education program that equips the Board with information to meet its governance expectations and fiduciary duties, and to foster robust debate on challenges and opportunities facing CIBC as it executes its corporate strategy. The program allows for unanticipated and emerging topics to be scheduled. The Board also encourages each director to participate in individual learning activities. CIBC pays for the cost of director continuing education relating to CIBC.

13.	Director Compensation

CIBC’s director compensation program is designed to attract and retain people with the skills and experience to act as directors of CIBC. The Corporate Governance Committee reviews director compensation annually to make sure it aligns with the interests of CIBC shareholders, is competitive with the market and reflects best practices. The Committee also reviews the workload, time commitment, and responsibility of Board members. The Committee may retain an external advisor for advice on its director compensation policy and practices.

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14.	Executive Compensation

The Management Resources and Compensation Committee oversees year-end performance and compensation for Senior Management and Heads of Oversight Functions and compensation for Executive Vice-Presidents. When making incentive compensation decisions, the Committee looks at several factors, which include:

•	CIBC’s financial performance and sustainability of earnings;

•	performance on client experience and sustainability priorities; and

•	qualitative considerations, such as performance compared to peers, and individual performance against goals approved by the Board or Committee with a focus on strategy execution.

At the annual joint meeting with the Risk Management Committee, the Management Resources and Compensation Committee reviews the alignment of compensation with business performance and risk at both the enterprise (incentive pool/business performance factor (BPF)) and individual level. During this meeting, the directors receive input from and have the opportunity to challenge results from management. The Management Resources and Compensation Committee recommends annual incentive targets and individual compensation amounts for Senior Management and Heads of Oversight Functions for Board approval. The Committee also approves compensation for any individual whose total compensation exceeds a specified materiality threshold.

15.	Inclusion

At CIBC, inclusion is a value that’s woven into the fabric of who we are and how we operate. CIBC’s Board Diversity Policy outlines the Board’s process for board renewal which seeks the best director candidates with the desired complement of skills, expertise, experience and perspectives to fulfill the Board’s obligations and oversee CIBC’s strategic priorities effectively.	CIBC named winner of the 2025 Catalyst Award demonstrating significant results in achieving gender equality.

The Board also seeks to increase the degree to which its directors reflect CIBC’s workforce and the clients and communities CIBC serves, while ensuring the collective skills, expertise and experiences of Board members address regulatory requirements, including appropriate representation of financial industry and risk management expertise. This lens extends to our subsidiaries, where profiles of CIBC executives are considered for openings.

On representation of women, the Board seeks to achieve gender parity and has guidance to maintain at least 40% women on the Board.

Given the number of directors, the Board has not set specific guidance for people of colour, Indigenous people, persons with disabilities or members of the LGBTQ+ community. The Corporate Governance Committee ensures that CIBC’s Board renewal process (and the mandate of any external firm engaged to support Board renewal) includes director candidates from these communities in the pool of prospects and the short-list from which the Committee identifies potential director candidates.

To assess progress against these objectives, directors voluntarily provide self-identification data to the Corporate Governance Committee annually.

Of the current director nominees(1):

•	46% are women;

•	15% identify as people of colour(2), including one nominee who is a member of the Black community;

•	8% identify as Indigenous People(3); and

•	8% identify as a member of the LGBTQ+(4) community.

For more information, see “Inclusion” on page 76 of the Circular and CIBC’s webpage at www.cibc.com.

(1)	All nominee data is based on self-identification and voluntarily disclosed as of February 18 2026.

(2)

People of colour includes those who self-identify as visible minorities in Canada and non-white outside of Canada. Visible minorities are defined as persons, other than Indigenous people, who self-identify as non-white.

(3)

Indigenous people are the original inhabitants of Canada and their descendants. Indigenous Peoples in Canada include First Nations, Métis and Inuit Peoples. Reporting also includes those who self-identify as having mixed or other Indigenous ancestry, based on the aforementioned definition.

(4)	Members of the LGBTQ+ community refers to those who self-identify as lesbian, gay, bisexual, asexual, queer, two spirit, trans man, trans woman, non-binary and other.

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16.	Talent and Succession Planning

CIBC is committed to developing employees at all levels of the organization and ensuring that our workforce reflects the markets where we do business.

Effective planning for Senior Management succession is a core focus for our bank. Our leaders leverage CIBC’s talent framework which includes a structured process to identify, assess and develop our talent.

The Management Resources and Compensation Committee and the Board review regular updates on the progress of our talent strategy and the strength of our pipeline of future leaders. At least once a year, the Committee and the Board review succession plans for members of Senior Management (inclusive of CEO) to ensure that management and the Board have awareness of our team and succession options when promoting and/or appointing talent in key roles. A comprehensive succession strategy strengthens our leadership team by ensuring our future leaders are actively developed and culturally connected to our bank.

Through this structured approach, the Management Resources and Compensation Committee, Audit Committee, Risk Management Committee, Technology Committee, and management discuss high potential talent over a longer time horizon to ensure strong succession bench strength exists, resulting in future growth and stability in the organization.

The Management Resources and Compensation Committee also reviews the succession plans for positions identified as Heads of Oversight Functions; the Audit Committee reviews the succession plans of the CFO and Chief Auditor; the Risk Management Committee reviews the succession plans of the CRO, Chief Compliance Officer and Chief Anti-Money Laundering Officer; and the Technology Committee reviews the succession plans for leadership roles focused on technology, data, or AI.

17.	CIBC Code of Conduct

Our Code of Conduct (Code) is an important reference point in our culture and sets out an integrated framework of key principles, policies, guidelines, and processes designed to empower team members to act in a manner consistent with the highest standards of ethical and professional conduct.

This includes sections on:

◾ Acting ethically and raising concerns	You can find our Code of Conduct at www.cibc.com.
◾ Acting with honesty, integrity and trust
◾ Identifying and avoiding conflicts of interest

•	Promoting inclusion, respect, and safety

•	Safeguarding our information and assets

•	Upholding our brand and representing CIBC

Our Code is applicable to all team members – employees, contingent workers, and Board members – of CIBC and its wholly-owned subsidiaries, except as otherwise set out in the Code.

Each year, all employees and contingent workers must complete mandatory training and testing on our Code. CIBC Board members are also required to return a certificate certifying compliance with our Code.

CIBC is committed to reviewing and addressing any concerns raised by team members in a timely and fair manner, and in accordance with applicable laws and CIBC policies, guidelines, and processes. All CIBC team members are required to raise their concerns if they have questions or feel something is wrong, including for situations that are inconsistent with our Code or may be damaging to CIBC or our stakeholders.

There are a variety of mechanisms through which team members can raise their concerns, including speaking directly to their people leader, Human Resources Business Partner and/or Employee Relations Consultant and following the applicable workplace issue resolution process for their region. Alternatively, all stakeholders, including third parties such as clients and suppliers, can report concerns to CIBC, anonymously if desired, through CIBC’s confidential Whistleblower Program.

For more information about the Whistleblower Program, see “Stakeholder Engagement” on page 56 of the Circular and CIBC’s webpage at www.cibc.com.

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Retaliation for raising a concern is strictly prohibited.

Changes to our Code are reviewed by the Board for approval each year. Legal requirements provide that CIBC’s Board must approve and publicly disclose waivers of the Code for Board members and certain executive officers. No waiver of the Code has been approved by the Board to date.

18.	Sustainability

Inspired by our purpose to help make your ambitions a reality, we have embedded sustainability into the planning and execution of our strategy, focusing on sustainability topics of greatest importance to CIBC and our stakeholders.

At CIBC, team members across our bank play a role in delivering against our sustainability initiatives. To drive accountability and support integration across the enterprise, our ESG Governance Framework, as depicted below, defines responsibility across the Board of Directors, executive management, and the business and functional teams responsible for day-to-day execution.	Find CIBC’s Sustainability Report at www.cibc.com.

ESG Governance Framework

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Statement of Corporate Governance Practices

Enhancing our ESG Governance

CIBC is committed to ensuring our governance reflects evolving circumstances and supports responsiveness in a dynamic landscape. CIBC’s approach to ESG governance is multi-faceted, encompassing year-round engagement with our stakeholders, continuous monitoring of the external environment, and ongoing optimization of our internal policies and practices in order to support the operationalization of our sustainability priorities as the landscape evolves.

- Year-round engagement with investor organizations and other stakeholders to understand sustainability priorities and incorporate feedback into management and oversight forums
- Annual disclosure to provide stakeholders transparency into our sustainability priorities and progress

Stakeholder Engagement
External Monitoring
Enhancing our ESG Governance
Internal Optimization

- Regular monitoring and internal reporting of industry practices, regulatory developments, and external trends relevant to sustainability practices at CIBC
- Director development for CIBC Board of Directors on evolving sustainability topics

- Board committee and Senior Executive ESG Council mandates reviewed on one- and three-year cycles, respectively, to reflect evolving practices and remain fit for purpose
- Ongoing refinements to the Sustainability Index to continue to streamline measures, with a focus on metrics that aim to incentivize behaviour to drive progress on our priorities
- Input and coordination of enterprise sustainability initiatives through the Senior Executive ESG Council

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Statement of Corporate Governance Practices

Board Oversight of Sustainability

CIBC’s Board of Directors plays an important oversight role in our sustainability journey. CIBC’s approach to sustainability oversight is integrated, intentionally and by design, across Board committees aligned to key responsibilities. Through delegation by the Board, the Corporate Governance Committee oversees CIBC’s alignment to its purpose and related initiatives, our overall sustainability strategy and Governance Framework, sustainability disclosures and related stakeholder engagement. Other committees provide oversight of specific sustainability priorities based on their mandates. Our approach to oversight also includes regular reporting, dedicated agenda time, as well as director development focused on sustainability trends and developments of impact to financial services.

Board of Directors
Overall Sustainability Strategy	Execution of Specific Elements Based on Mandate

Corporate Governance Committee

•

As delegated by the Board, oversees CIBC’s sustainability strategy, including our climate strategy, and governance framework, and reporting and disclosures on CIBC’s sustainability practices and performance.

•

Oversees CIBC’s climate strategy, including management of climate-related opportunities and progress on 2030 financed emission reduction targets(1).

•

Oversees the bank’s complaint-handling policies and procedures, community investments, CIBC’s Code of Conduct, and approves the CIBC on Human Rights: Modern Slavery and Human Trafficking Statement.

Risk Management Committee

•

Oversight responsibilities include defining CIBC’s risk appetite, reviewing and approving key framework and policies to identify and control principal risks, as well as overseeing the identification, measurement, monitoring, and mitigation of CIBC’s principal business risks.

Management Resources and Compensation Committee

•

Global oversight of CIBC’s human capital strategy, including talent and total rewards, and the alignment with CIBC’s strategy, risk appetite, and controls.

•

Oversees alignment of sustainability priorities including climate, with compensation as part of the Business Performance Factor, in addition to approving individual goals and measures on sustainability topics, as applicable for Senior Management which are then cascaded to other executives and team members across CIBC.

Audit Committee

•

Oversees the processes and controls around sustainability disclosure in the Annual Report, Sustainability Report, and other material disclosure documents. Reviews the establishment and maintenance by management of a system of processes and controls to ensure the integrity, accuracy, and reliability of material sustainability disclosures and monitors CIBC’s compliance with legal and regulatory requirements related to sustainability disclosure.

Technology Committee

•

Reviews CIBC’s technology strategy and its alignment to CIBC’s global strategic plan and priorities.

•

Reviews CIBC’s Data and Artificial Intelligence (AI) strategies to ensure their alignment to CIBC’s global strategic plan and priorities.

(1)

Our 2030 financed emissions reduction targets are interim targets established by CIBC that are aligned to a pathway to net-zero by 2050. There are internationally recognized methodologies for setting financed emissions reduction targets that focus on the absolute reductions of financed emissions or reductions in the emissions intensity of business operations. Currently, all of the 2030 financed emissions reduction targets established by CIBC relate to the emissions intensity of business operations financed by CIBC. Please refer to the methodology outlined in CIBC’s Net-Zero Approach found at www.cibc.com.

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Statement of Corporate Governance Practices

Board committees are regularly updated by management through quarterly updates, and a summary of our Board and committees’ activities related to sustainability, including climate matters, is depicted below.

Governance Body	2025 Activities Related to Sustainability
Board of	• Oversaw the alignment of our corporate strategy with our purpose.
Directors	• Approved CIBC’s Code of Conduct, effective November 1, 2025.
• Received updates on CIBC’s sustainability metrics and stakeholder perspectives, including regulatory developments.
• Approved responses to shareholder proposals on sustainability matters in CIBC’s 2025 Management Proxy Circular.
• Received insights on navigating the energy transition landscape in a focused director development session.
Corporate	• Oversaw CIBC’s sustainability strategy, which includes our climate strategy.
Governance	• Reviewed CIBC’s Sustainability and Climate Reports, including metrics and targets.
Committee	• Stayed abreast of emerging trends, industry developments, stakeholder perspectives, and regulatory developments on sustainability matters through quarterly reporting.
• Received updates on CIBC’s community investment and giving strategy and activities.
• Reviewed conduct and culture risk reports, as well as enhancements to CIBC’s Code of Conduct.
• Oversaw CIBC’s stakeholder engagement with shareholders, advocacy groups, and regulatory officials to promote transparency and facilitate discussions on governance practices and trends.
• Reviewed reports to support oversight of consumer protection provisions under the Bank Act (Canada) and continued engagement with the Financial Consumer Agency of Canada.
• Assessed the effectiveness of CIBC’s client complaint management processes and changes to improve client experience in resolving complaints.
• Approved the CIBC on Human Rights: Modern Slavery and Human Trafficking Statement.
Risk Management	• Considered metrics that could have sustainability, including climate impacts during the review of risk appetite statement reports and proposals.
Committee

• Reviewed and approved key frameworks, policies and limits related to identifying, measuring, monitoring and mitigating CIBC’s principal business risks, such as environmental, reputation, third party risks, and information and cybersecurity.

• Reviewed reports which included discussion of sustainability, including climate considerations to oversee the potential impact on the bank and clients. This includes reputation risk, compliance and operational risks, third party risk management reports, stress testing, and reviews of specific credit portfolios and Corporate Insurance Program.

• Received a report on global privacy risk management, privacy incidents, regulatory notifications and changing privacy laws.
• Discussed emerging risk issues and trends, including climate risk, technology, information and cybersecurity, and third party risk management considerations.
Management Resources and	• Reviewed the human capital strategy, including talent and total rewards and alignment with CIBC’s strategy, risk appetite and controls.
Compensation	• Oversaw employee engagement.
Committee

• Reviewed CIBC’s inclusion strategy including: status of Inclusion at Work key performance indicators (KPIs); results of the employment policy and practices phase of our Racial-Equity Assessment; and emerging trends.

• Reviewed and approved the Compensation Philosophy, Methodology and Governance.

• Approved the CX and Sustainability Indices used to determine performance against key priorities tied to annual incentive compensation funding, as well as risk input into compensation, conduct risk, and the evolving regulatory environment.

• Reviewed shareholder proposals related to CIBC’s human capital strategy.
• Reviewed CIBC’s 2025 Management Proxy Circular disclosure, including CX Index and Sustainability Index disclosure.
• Approved Senior Management goals that include client experience and sustainability metrics.
• Reviewed quarterly people metrics updates.
Audit Committee	• Reviewed CIBC’s sustainability disclosure in the 2024 Sustainability Report, the 2024 Climate Report and the 2025 Annual Report, including the Management’s Discussion and Analysis (MD&A).
• Received updates on regulatory developments related to sustainability reporting and related trends.
• Reviewed processes and controls for data collection and reporting for sustainability disclosure in the 2024 Sustainability Report, 2024 Climate Report and 2025 Annual Report, including the MD&A.
• Reviewed the quarterly and annual fraud risk reports, quarterly Anti-Bribery and Anti-Corruption (ABAC) reports and approved the updates to the ABAC Policy.
• Reviewed the quarterly Whistleblower Report and approved updates to the Whistleblower Policy.

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Technology	• Reviews CIBC’s technology strategy and its alignment to CIBC’s global strategic plan and priorities.
Committee	• Reviews CIBC’s Data and Artificial Intelligence (AI) strategies to ensure their alignment to CIBC’s global strategic plan and priorities.
• Monitors trends and opportunities involving emerging technologies, and assesses the impact on CIBC’s strategic plan and priorities.
• Reviews the effectiveness of CIBC’s security strategy and posture relative to the threat landscape.

Sustainability at CIBC

At CIBC, sustainability is reflected within our purpose. We imagine a more equitable, inclusive and sustainable world – where we can help everyone achieve their ambitions. Our strategy demonstrates our commitments and actions across three pillars: Building integrity and trust, Accelerating climate action, and Creating access to opportunities.

In 2025, we focused on the execution of our strategic sustainability initiatives to continue to drive forward meaningful progress.

 2025 Sustainability Performance Highlights

Building Integrity and Trust	• Scaled Gen-AI platform (CIBC AI) enterprise-wide, with foundational AI training rolled out to all team members globally .
• First major Canadian bank to sign the Government of Canada’s Voluntary Code of Conduct on the Responsible Development and Management of Advanced Generative AI Systems.
• Strengthened AI governance with enterprise-wide oversight through enhanced AI Governance and Risk Assessment Committees.

• Further secured our digital assets through an enriched security posture, including implementing advanced data protection methods, next-generation authentication and network security solutions to enhance access to systems, along with an interactive cyber security employee awareness program designed to respond to emerging threats.

Accelerating Climate Action

• Achieved our 30% reduction target for absolute Scope 1 and Scope 2 operational greenhouse gas (GHG) emissions in 2024 (relative to a 2018 baseline, in Canada and the US), and remain dedicated to ongoing efforts to manage and further reduce GHG emissions(1).

• Hosted our second annual Electrification Summit and third annual Carbon Summit, bringing together key stakeholders across the value chain to drive critical dialogue on energy transition.
Creating Access to Opportunities

• Building on our legacy of championing economic inclusion, we increased partnerships under the Indigenous Housing Loan Program supporting on-reserve housing development, expanded personal banking solutions for Indigenous communities in Canada and expanded support for skilled trades with a new Business Banking program.

• CIBC continues to support economic prosperity through our commitment for small and medium-sized enterprises (SMEs) by providing $5.7 billion in new or increased credit authorizations to SMEs(2).

• Strengthened CIBC’s commitment to nationwide educational access by supporting 500 young changemakers from the Black community through the $1 million TELUS Momentum Student Bursary, powered by CIBC Foundation, and, celebrated the 40th anniversary of CIBC Miracle Day by donating $1 million to the Breakfast Club of Canada to support breakfast programs for children.

(1)

All Scope 1 and 2 emissions are calculated and disclosed using the following reporting standards: World Resources Institute/World Business Council for Sustainable Development, The Greenhouse Gas Protocol: A Corporate Accounting and Reporting Standard (Revised Edition) March 2004.

(2)

Small enterprises are typically companies with revenue of less than $5 million and medium-sized enterprises are typically companies with revenue of more than $5 million but less than $20 million. In 2025, new or increased credit authorizations were $1.34 billion for small enterprises and $4.34 billion for medium-sized enterprises. We track these authorizations using a monthly spot for business clients in Business Banking, Private Banking, and Commercial Banking Independent Business segments.

Read more about CIBC’s focus on sustainability referenced in this Circular in our Sustainability Report at www.cibc.com.

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Statement of Corporate Governance Practices

19.	Subsidiary Governance

CIBC’s Enterprise Subsidiary Governance Framework provides guidance on the oversight responsibilities between the boards of CIBC and its subsidiaries. The framework outlines key principles of CIBC’s enterprise-wide approach to subsidiary governance, including board composition, director selection criteria, tenure and board size. The framework supports CIBC’s multi-disciplinary approach to subsidiary governance through strategic business units, control and governance functions, the CIBC Board, subsidiary boards, and reporting to those boards.

The Corporate Governance Committee is responsible for overseeing the framework and regularly reviews reports on governance matters relating to CIBC subsidiaries. See “Report of the Corporate Governance Committee” on pages 33 to 34 of the Circular for information on the committee’s continuing work regarding oversight responsibilities and interconnectivity among the boards of CIBC, CIBC Bancorp USA Inc. and CIBC Bank USA. Every year, the Corporate Governance Committee reviews guidance on board composition, director selection criteria, tenure and board size for CIBC Bancorp USA Inc. and CIBC Bank USA (the US Boards). To foster strong interconnectivity between the US Boards and the CIBC Board, the composition of the US Boards includes CIBC Board members (for example, Chair of the CIBC Board, Chair of the CIBC Risk Management Committee and Chair of the CIBC Management Resources and Compensation Committee). This approach strengthens the CIBC Board’s oversight of US operations and facilitates effective exchange of information.

20.	Stakeholder Engagement

The Board and management recognize that understanding stakeholders’ perspectives is key to being a client-focused, connected, and performance-driven bank. Some of the ways CIBC engages with its stakeholders are set out below.

Disclosing material information to the market – CIBC’s disclosure policy outlines our commitment to promote consistent disclosure practices aimed at accurate, timely and broadly disseminated disclosure of material information about CIBC to the market. The Corporate Governance

Feedback from stakeholders provides valuable input to the Board.
Committee reviews how management administers the policy annually. The Board reviews and approves changes to the policy. CIBC has a Disclosure Committee which meets with responsible officers each quarter to review CIBC’s interim or annual financial reports to shareholders and related earnings releases, other news releases that contain financial information, as well as internal controls around CIBC’s disclosure and financial reporting.

Communicating with stakeholders – The Board reviews CIBC’s overall communication strategy annually to understand progress in furthering CIBC’s relationship with employees, clients, the investment community, media and government. The Chair of the Board and senior officers meet with shareholders, shareholder advocacy groups and others in the investment community to discuss CIBC’s approach to various issues, including corporate governance, risk governance, talent management, executive compensation and sustainability practices and related activities.

Whistleblower Program – The Audit Committee oversees CIBC’s Whistleblower Policy, which provides a framework (the CIBC Whistleblower Program) to facilitate individuals in notifying CIBC about irregular business activities or wrongdoing that could put CIBC’s integrity or reputation at risk or that is otherwise reportable under applicable whistleblower legislation. Reports may be made anonymously if desired, and without fear of retaliation. The policy is regularly refreshed to reflect best practices for supporting a culture of speaking up and to ensure alignment with emerging regulatory risks. CIBC’s Whistleblower Program can be accessed through a variety of secure, professional and simple mechanisms including a web portal and phone hotline operated by an independent service provider, outside of CIBC, which can be accessed 24 hours a day, 7 days a week and in multiple languages (upon request). In accordance with legal and regulatory obligations, CIBC takes steps to protect the anonymity of individuals, privacy, and the confidentiality of the information received as well as ensuring that all individuals mentioned in, or the subject of, concerns or information reported are treated fairly.

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Annual Meeting of Shareholders – CIBC has integrated enhanced technology into our Annual Meeting of Shareholders format, ensuring that shareholders have options for participating in our meeting. These enhancements allow attendees to use an internet-enabled device to watch and listen to the meeting in real time, submit comments and questions as well as vote during the meeting. See details in the Circular for all the ways you can participate in our meeting.

“Say on Pay” — Shareholders can have a “say on pay” by voting on an advisory resolution regarding CIBC’s approach to executive compensation described in the Circular. The vote is advisory, not binding, and does not diminish the Board’s roles and responsibilities. However, the Board and the Management Resources and Compensation Committee consider the results of this vote in making future executive compensation decisions.	Last year 95.92% of shareholder votes were in favor of CIBC’s approach to executive compensation.

Stakeholder Engagement — CIBC’s Investor Relations website at www.cibc.com contains financial disclosures, shareholder materials, and helpful resources including upcoming reporting dates, investor presentations, fact sheets on CIBC’s financial performance and access to our webcasts. For information on CIBC’s approach to sustainability, please see our Sustainability website at www.cibc.com. CIBC’s Investor Relations group welcomes dialogue with stakeholders via email at InvestorRelations@cibc.com.

Contacting CIBC’s Board

Anyone may contact the Board, the Chair of the Board, a Board committee or a director at Corporate.Secretary@cibc.com or, by mail at 81 Bay Street, CIBC Square, 20th Floor, Toronto, Ontario M5J 0E7.

Requesting paper copies

Our Statement of Corporate Governance Practices refers to material available on CIBC’s website. Shareholders may send a request for printed copies of any of these materials to the Corporate Secretary at Corporate.Secretary@cibc.com or, by mail to CIBC Corporate Secretary Division at

Bay Street, CIBC Square, 20th Floor, Toronto, Ontario M5J 0E7.

We encourage you to join our digital movement and go paperless by accessing these materials at www.cibc.com.

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Message from the Chair of the Board and the Chair of the Management Resources and Compensation Committee

Dear fellow shareholder,

2025 was a strong year for CIBC, marked by continued execution of our client-focused strategy and the Board of Directors’ (Board) selection of a new President and Chief Executive Officer (CEO), followed by a smooth leadership transition. Over the course of the year, CIBC achieved record results, robust revenue and earnings growth, as well as strong credit quality, while delivering positive operating leverage. The bank’s performance is a direct reflection of the resilience of our diversified business model, and robust organic growth across all of our business units as more clients choose our bank to help them realize their ambitions. CIBC remains committed to delivering value for stakeholders, upholding prudent risk management, and operational excellence.

Senior Management succession planning remains a core focus for our Board. Our disciplined succession practices foster a robust leadership pipeline, to ensure we identify and develop leaders with a track record of consistent high performance, the ability to lead strong, adaptable teams, and who are prepared to meet future challenges and drive our organization’s continued success.

A smooth leadership transition provides continuity for our stakeholders

The transition in our CEO role this year marked a defining moment for CIBC.

On behalf of the Board and all CIBC stakeholders, we would like to thank Victor Dodig for his transformational leadership and unwavering dedication over the past 11 years. Victor’s vision drove our client-focused culture, deepened our client relationships, and led CIBC to deliver top-tier total shareholder returns (TSR). His exemplary legacy of building a connected, inclusive, and high-performing organization will continue to serve CIBC well into the future.

As we oversee the bank’s continued progress and performance, we are proud to have Harry Culham as our President and CEO, focused on accelerating the execution of our strategy. A valued member of CIBC’s executive team for over 17 years – including as a highly effective Chief Operating Officer (COO) – Harry’s global experience, growth-oriented mindset, and strategic vision are widely recognized throughout the financial sector and will continue to drive our performance with momentum in the coming years.

During the transition period, Victor and Harry met with hundreds of clients, thousands of team members and had many productive conversations with investors and community leaders, partnering to ensure a seamless transition. Driven by their collaboration and collective passion for CIBC, the leadership transition has been commended by investors and other stakeholders, and has positioned our bank for continued success.

Advancing and accelerating our strategy

In 2025, the CIBC team delivered for clients by living our purpose and advancing our strategy, supported by ongoing investments in talent, technology, and governance.

The foundation for this progress is CIBC’s client-focused strategy, anchored in four strategic priorities: growing our mass affluent and private wealth franchise; expanding our digital-first personal banking capabilities; delivering connectivity and differentiation to our clients; and enabling, simplifying, and protecting our bank. This continues to be the right strategy going forward.

Throughout the year, we fostered greater connectivity across business lines, invested in advanced digital and Artificial Intelligence (AI) capabilities – including the rollout of the bank’s in-house CIBC AI (CAI) platform – and further modernized platforms to provide more personalized and secure experiences for our clients. These efforts were underpinned by a strong culture of accountability, innovation, and prudent risk management.

As we look to 2026, the bank will continue to sharpen our client focus and further drive connectivity at all levels of the organization. The focus will be on accelerating the pace and execution of our strategy to ensure CIBC continues to deliver long-term value for our clients, team, shareholders and communities.

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Message from the Chair of the Board and the Chair of the Management Resources and Compensation Committee

Our executive compensation design

Our executive compensation design ensures strong alignment with shareholder interests and is linked to the successful achievement of our strategy while maintaining disciplined risk management practices. The CEO, executives globally, and the majority of our employees (89%)(1) participate in the same incentive plan referred to as Goals, Performance, Success (GPS) which focuses on pay for performance driven by both the Business Performance Factor (BPF) and individual performance. The Management Resources and Compensation Committee (MRCC) regularly reviews the design of our BPF to ensure alignment with strategic priorities and to maintain a clear link to our financial performance.

Financial metrics account for 65% of our BPF and measure how we are delivering on our strategy, namely adjusted diluted Earnings Per Share (EPS), adjusted operating leverage and adjusted revenue growth. For each of the financial metrics, our formula directly captures both absolute performance relative to our goals (75%) and performance relative to our peers (25%). The inclusion of relative peer performance in our BPF formula continues to be an integral part of how we motivate our team and measure our overall performance.

The remaining 35% of our BPF is driven by performance against our Client Experience (CX) (25%) and Sustainability (10%) Indices. The CX Index captures internal and external client surveys and comprises the measures that have the most meaningful impact on our clients’ experience with CIBC, including client experience-oriented metrics from our four Strategic Business Units (SBUs). The Sustainability Index captures our performance against measures pertaining to our three sustainability strategic priorities – building integrity and trust, creating access to opportunities, and accelerating climate action.

Based on CIBC’s strong performance in fiscal 2025, as outlined in the section below, the BPF was 115%.

Our BPF model ties all incentive compensation awards directly to business performance. The cash bonus and equity awards granted are based on the fiscal 2025 BPF and individual performance, and the value realized from the equity grant is also subject to future multi-year performance results. The stock options (options) only have value if the future stock price appreciates above the value set at the date of grant. This model drives alignment between the management team and shareholders with a significant portion of pay driven by CIBC share price and, for Performance Share Units (PSUs), satisfaction of performance criteria, including absolute and relative performance over the performance period.

You can read more about our incentive plan design and BPF determination starting on page 72 of the Compensation Discussion and Analysis.

(1)	Calculated based on regular, active employees that are eligible to receive an annual incentive compensation award as of October 31, 2025.

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Message from the Chair of the Board and the Chair of the Management Resources and Compensation Committee

Our fiscal 2025 performance

CIBC delivered an exceptional financial performance in 2025, including a top-tier TSR of 39%. Reported diluted EPS was $8.57, up 18% from 2024. Adjusted diluted EPS(1) was $8.61, up 16% from 2024, rooted in the disciplined execution of our client-focused strategy. Pre-provision, pre-tax earnings (PPPT)(1) were

$13.3 billion, up 19% from 2024. Adjusted PPPT(1) were $13.3 billion, up 18% from 2024, while maintaining strong credit quality and a Common Equity Tier 1 (CET1) ratio(2) of 13.3%. Reported return on equity (ROE) was 14.3%, up 90 basis points (bps) from 2024. Adjusted ROE(1) was 14.4%, up 70 bps from 2024. Reported and adjusted revenue(1) was $29.1 billion, representing strong year-over-year growth of 14%, driven by double-digit revenue growth across each of our SBUs. Along with prudent expense management, revenue growth helped CIBC achieve positive reported operating leverage of 4.0% and adjusted operating leverage(1) of 3.1% for 2025, marking the third consecutive year of positive adjusted operating leverage.

Key Financial Highlights

Adjusted revenue	$29.1 billion Up 14% from $25.6 billion in the prior year

Adjusted PPPT	$13.3 billion Up 18% from $11.3 billion in the prior year

Adjusted diluted EPS	$8.61 Up 16% from $7.40 in the prior year

Adjusted ROE	14.4% Up 70 bps from 13.7% in the prior year

Basel III CET1 ratio(2)	13.3% Above the regulatory minimum of 11.5%

(1)

Adjusted measures are non-Generally Accepted Accounting Principles (GAAP) measures. For additional information and a reconciliation of reported results to adjusted results, where applicable, see “Non-GAAP measures” on page 98.

(2)	Calculated pursuant to Office of the Superintendent of Financial Institutions Capital Adequacy Requirements Guideline, which is based on Basel Committee on Banking Supervision standards.

Our CEO’s compensation

Effective November 1, 2024 (fiscal 2025), Victor’s Total Direct Compensation (TDC) target was increased to

$13.00 million in recognition of his strong performance, experience and tenure as CEO and aligned with CEO compensation levels in the market. The increase was solely in the variable component of his compensation, with no change to base salary. Prior to this increase, Victor’s target had remained unchanged for two years.

Based on CIBC’s robust financial performance in 2025, Victor’s strong performance against his individual goals, and his leadership in executing on CIBC’s client-focused strategy and connected culture, the Board approved TDC(1) of $16.59 million, 28% above his target TDC of $13.00 million. Victor’s TDC included an annual salary of $1.00 million and variable incentive awards of $15.59 million, reflecting both individual and bank performance.

Victor’s performance-based incentive compensation of $15.59 million, which was 130% of his target opportunity, was comprised of a cash bonus of $3.12 million, PSUs with a grant date fair value of $9.98 million and options with a grant date fair value of $2.49 million all of which were determined based on his individual performance together with the BPF of 115%. Future multi-year performance applies to 80% of Victor’s incentive pay (over the next three years for PSUs, and over the long-term, up to ten years for options). Victor’s PSUs have future “performance-vesting” conditions based on achievement of TSR and ROE measures. The BPF design of both performance granting and vesting strengthens the pay for performance alignment and alignment with shareholders.

Victor will serve as a Special Advisor from November 1, 2025 to April 30, 2026 to continue to support a seamless leadership transition.

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Message from the Chair of the Board and the Chair of the Management Resources and Compensation Committee

CEO 2026 TDC target

Effective November 1, 2025 (fiscal 2026) Harry was appointed President and CEO. The Board approved Harry’s 2026 TDC target at $11.50 million for the role of President and CEO, comprised of a base salary of $1.00 million and a variable incentive target of $10.50 million. Harry’s TDC target was established based on a review of market comparators, his previous experience and appropriate positioning for a newly appointed

CEO. Harry’s compensation is heavily tied to overall bank performance over multiple years with the majority of his pay delivered in incentives (91%), 80% of which is deferred and awarded to him as PSUs (80%) and options (20%).

CEO personal holdings

As executives and shareholders, Victor and Harry directly feel the impact of our stock price performance on their equity-based incentive awards and all CIBC share holdings. As evidence of their belief in the future of CIBC and its long-term strategy, both Victor and Harry have invested significantly in shares in addition to the equity received as part of their annual compensation.

As of October 31, 2025, Victor owned CIBC shares and vested and unvested units worth 66.7 times his salary and well in excess of his share ownership requirement of 8 times(2) his salary and 4.0 times his TDC. Harry also exceeded his ownership requirement at 78.9 times his salary and 4.2 times his TDC as of October 31, 2025. The substantial ownership level for both Victor and Harry creates long-term alignment with shareholders’ interests to mitigate excessive risk taking.

(1)	Excludes the compensatory value of changes in pension obligations.

(2)	Mr. Dodig must maintain his hold requirement for 2 years following the date of appointment to Special Advisor.

Other Named Executive Officer (NEO) compensation

As part of our CEO transition, the Board reviewed target TDC for members of Senior Management, including the consideration of one-time leadership and transition awards, to reinforce the continuity and depth of our leadership team. In determining the award amounts, several factors were considered including their respective compensation levels relative to the market and the significant role that members of Senior Management are expected to have going forward. The awards were granted in 2025 in the form of 3-year cliff vesting Restricted Share Awards (RSAs).

You can read more about the compensation of our NEOs starting on page 77 of the Compensation Discussion and Analysis.

At CIBC, people make the difference

Our human capital strategy continues to be critical to the success of our organization as our CIBC team continues to advance our purpose and strategy. CIBC prioritizes building high-performing teams by developing team members, allowing them to optimize their potential and achieve their career ambitions.

In fiscal 2025, we continued to invest in our CIBC team and significant progress has been made on the human capital strategy. Key highlights include:

◾

Achieved best in class employee engagement scores of 84% (up 4 points year over year (YoY) and 9 points above the Global Financial Services Norm), and 92% of employees have confidence in the future of CIBC (14 points above the Global Financial Services Norm)(1);

◾	Completed the first phase of a Racial Equity Assessment with results demonstrating a mature approach to embedding inclusion into our human capital practices;

◾	Global voluntary turnover remained steady at 7.4%, a slight decrease from 7.7% in the previous year, reflecting the external macroeconomic environment and our engaged workforce(2); and

◾

Further invested in our team as we updated pay ranges across all job levels and achieved our bold commitment to raise the minimum rate of pay for merit-eligible employees in Canada and the US to $25 per hour in 2025, representing an overall investment in our team of ~$60 million since 2022.

You can read more about talent, succession planning and inclusion on pages 75 to 76 of the Compensation Discussion and Analysis.

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Message from the Chair of the Board and the Chair of the Management Resources and Compensation Committee

(1)

CIBC measures overall employee engagement through the Annual Employee Survey, which ran from May 12, 2025 to May 26, 2025. Our regular (full-time and part-time) working employees were eligible to participate. Temporary employees, contingent workers, retirees, CIBC Mellon and CIBC Caribbean were excluded. Over 42,000 employees completed the survey for an overall response rate of 90%. For additional information, refer to CIBC’s 2025 Sustainability Report—Creating access to opportunities—Employee engagement.

(2)

Voluntary turnover is calculated as the number of voluntary terminations in the fiscal period divided by the average of the beginning and ending employee counts of the fiscal period. It includes regular (full and part-time) working, and paid leave employees (excludes unpaid leaves, employees on salary continuance, temporary employees, and contingent workers). Global refers to Canada, US, and International, excluding CIBC Caribbean and CIBC Mellon. Voluntary turnover excludes retirements, restructuring, and involuntary terminations.

Our communities

Guided by our purpose to make ambitions a reality, we are committed to investing $800 million in community initiatives and contributing one million volunteer hours by 2032 (2023 – 2032). This year, CIBC Foundation reached its milestone of growing to $155 million over time through donations and investment growth, ensuring a lasting source of impact. We continue to support causes that reflect our commitment to cancer initiatives, inclusive communities, and financial education through initiatives such as a $1 million donation to Breakfast Clubs of Canada on the 40th anniversary of CIBC Miracle Day, and CIBC Run for the Cure. For additional information refer to CIBC’s Sustainability Report available at www.cibc.com.

Our response to shareholder feedback

We continue to respond to shareholder feedback taking their input into consideration in the construct of our organization’s strategic objectives, BPF and individual executive goals.

We welcome your feedback by writing to us at Corporate.Secretary@cibc.com, or CIBC Corporate Secretary Division, 81 Bay Street, CIBC Square, 20th Floor, Toronto, Ontario M5J 0E7.

Looking ahead

As we look to 2026 and beyond, CIBC is well-positioned to continue delivering strong results for our clients, team, shareholders and communities. Our client-focused strategy and diversified business model provide a strong foundation for sustainable growth. The leadership transition completed in 2025 demonstrates our commitment to continuity of purpose and culture. We are confident that Harry and our leadership team will continue to move our bank forward.

We are grateful for the dedication of our team, the trust of our clients, and the support of our shareholders. On behalf of the MRCC and the Board, thank you for your continued confidence in CIBC.

Sincerely,

Katharine B. Stevenson	Kevin J. Kelly
Chair of the Board	Chair, Management Resources and
Compensation Committee

62	C I B C P R O X Y C I R C U L A R

Compensation Discussion and Analysis

The Compensation Discussion and Analysis provides an overview of the governance of our executive compensation program, explains how CIBC compensates its executives and how fiscal 2025 compensation was determined for its NEOs.

Compensation Philosophy and Practices

At CIBC, our approach to compensation is based on three key principles:

The table below summarizes how we reflect good governance and risk mitigation in our compensation programs. More information is provided on the following pages.

Compensation Practices

Align with CIBC’s Business Strategy and Regulatory Requirements	◾ Align performance measures with CIBC’s Board-approved strategic plan.
◾ Align compensation approach with Financial Stability Board (FSB) Principles for Sound Compensation Practices and their Implementation Standards as adopted globally by regulators.

Risk Management	◾ Apply upside limits to individual incentive awards.
◾ Align the vesting of compensation awards with the time horizon of risks.
◾ Define minimum deferral levels and set minimum equity ownership levels for material risk takers.

◾

Determine compensation for employees in control functions independently from the performance of the business segments they oversee. Compensation for all employees in control functions, including Internal Audit, Finance, Compliance, and Risk Management, as well as executives at the Executive Vice-President (EVP) level and above, is determined based on overall CIBC results and the individual’s own performance, not on the results of the specific business unit they support.

◾ Require a “Double Trigger” in our Change of Control Policy (that is, payment occurs only upon both a change of control and termination of employment).

◾

Use financial performance misstatement, misconduct clawback and US Securities and Exchange Commission (SEC) clawback provisions to enable CIBC to recover compensation in appropriate circumstances(1).

Strong Compensation Framework

◾

Determine compensation for the CEO considering both horizontal and vertical pay ratio analyses.

◾

Assess the appropriateness of compensation by stress-testing different compensation scenarios and backtesting realizable pay, the link between performance and compensation.

◾

Determine realizable and realized pay using relative and absolute metrics.

◾

Ensure the MRCC’s independent advisor, who provides advice on executive compensation matters, has the power to challenge recommendations from management.

Prohibited Practices

◾

Do not allow bonus guarantees outside of new hires or exceptional circumstances, or for a period of more than 12 months.

◾

Do not re-price or backdate options, or discount options at the time of grant.

◾

Do not allow hedging designed to monetize or reduce market risk to the employee or director associated with equity-based compensation.

(1)	Details of CIBC’s clawback provisions are included in “Clawbacks applicable to NEOs” on page 65 and “Deferred incentive compensation plans – key terms and conditions” section on page 91.

C I B C P R O X Y C I R C U L A R	63

Compensation Discussion and Analysis

Compensation Governance

Committee composition

The members of the MRCC, Kevin Kelly (Chair), Christine Larsen and Martine Turcotte, bring diverse skills and experiences, including leadership, human resources management/compensation, risk management and risk governance, that assist the MRCC in making decisions on CIBC’s compensation policies and practices and fulfilling the MRCC’s mandate.

For information on the experience and educational background of the MRCC members standing for re-election, see our director nominee biographies starting on page 12 and “Director nominee skills and experience” on page 26 of the Circular. For information on director education sessions provided to Committee members in fiscal 2025, see page 48 of the Circular.

Independent advice

The MRCC has engaged Pay Governance LLC and its predecessors since 2006 to provide independent analysis, challenge and advice to the MRCC on all executive compensation matters, including compensation targets and annual compensation recommendations for Senior Management. The independent advisors also review and provide feedback on the compensation-related meeting materials prepared internally by Human Resources prior to each of the MRCC meetings. Additionally, the independent advisors frequently attend the MRCC meetings and provide advice, guidance, and effective challenge as required.

The MRCC and management regularly assess Pay Governance’s performance and independence, and market alternatives. The table below discloses the fees paid to Pay Governance by CIBC for services to the MRCC related to executive compensation work over the past two fiscal years, as well as director compensation work for the Corporate Governance Committee in 2025. Pay Governance did not provide other services to CIBC in these years. As a result, the MRCC believes Pay Governance is an independent advisor based on the SEC’s factors for evaluating advisor independence.

The MRCC and the independent advisor meet without management present where their compensation is reviewed, and the MRCC Chair also meets privately with the advisor. These discussions contribute to the MRCC’s effectiveness in overseeing compensation.

The MRCC also engages external legal counsel and other advisors as appropriate to provide expert advice or director education. The MRCC evaluates the independence of these outside advisors and considers any conflicts in advance.

CIBC’s Internal Audit group conducts an annual independent review of CIBC’s compensation governance practices and the alignment of those practices with regulatory standards, including the FSB’s Principles for Sound Compensation Practices and their Implementation Standards. The MRCC reviewed a report prepared by the Chief Auditor on the results of the review and no material issues were identified in the report in fiscal 2025.

	2025 (US$)	2024 (US$)

Executive Compensation - Related Fees	253,178(1)	158,688(1)

All Other Fees	—	—

(1)

The 2025 fees equate to C$355,234 and the 2024 fees equate to C$215,800 when converted to Canadian dollars at the Average WM/Reuters exchange rate of US$1.00 = C$1.4031 for fiscal 2025 and US$1.00 = C$1.3599 for fiscal 2024.

64	C I B C P R O X Y C I R C U L A R

Compensation Discussion and Analysis

Equity Ownership Requirements of NEOs

All CIBC executives (including the NEOs) and Managing Directors (MDs) are required to hold a minimum amount of equity in CIBC. Equity ownership includes all shares held in the Employee Share Purchase Plan (ESPP) or personal investment accounts outside of CIBC, Deferred Share Units (DSUs), RSAs and PSUs. It does not include the value of any in-the-money option grants. Newly appointed executives and external hires have five years from their appointment date to meet the minimum requirement, while executives promoted to a more senior level have three years to meet the applicable requirements. Share ownership requirements extend into retirement for all NEOs and are noted in the table below.

The table below shows the minimum requirement for NEO equity ownership. All NEOs currently exceed the requirements as outlined in the NEO profiles starting on page 77.

Job Level	Minimum Equity Ownership Requirement (Multiple of Salary)	Hold Period Following Retirement Date (Years)(1)

CEO	8.0	2
NEOs	5.0	1

(1)

The CEO and NEOs must maintain their minimum equity ownership requirement for 2 years and 1 year, respectively, following their retirement date or the date of their appointment into a vice chair or advisory capacity prior to retirement.

Clawbacks applicable to NEOs

CIBC’s clawback provisions promote effective risk management and enable CIBC to recover or cancel incentive compensation awarded to NEOs. The following types of compensation may be subject to repayment or cancellation in certain circumstances:

◾	Cash incentive and/or deferred incentive payments made within a specified period;

◾	Options that vest within a specific period and gains arising from options that vested and are exercised within the specified period; and

◾	Unvested and vested deferred incentive awards (RSAs, PSUs or DSUs) that are outstanding on a specified date.

Details of CIBC’s clawback provisions, including the circumstances in which repayment or cancellation of awards may occur, are included in “Deferred incentive compensation plans – key terms and conditions” on page 91.

Restrictions on trading and hedging CIBC Securities

To maintain the intended alignment between individual and shareholder interests, and comply with the Bank Act (Canada), CIBC prohibits directors, officers and employees from using hedging strategies to offset a decrease in market value of CIBC securities. The policy specifically prohibits directly or indirectly:

◾	Buying or selling call options, put options or forward derivative contracts with respect to CIBC shares;

◾	Buying or selling any other over-the-counter derivative product used to hedge exposure to CIBC shares; and

◾	Selling CIBC shares if they do not own or have not fully paid for them (for example, a short sale).

C I B C P R O X Y C I R C U L A R	65

Compensation Discussion and Analysis

Approach to Executive Compensation

Our executive compensation program aligns compensation of our Senior Management, which includes the CEO and individuals who are directly accountable to the CEO, with business and individual performance and incorporates a strategy-driven and risk-controlled approach.

Key design features

66	C I B C P R O X Y C I R C U L A R

Compensation Discussion and Analysis

Establishing Total Direct Compensation target

TDC comprises an executive’s annual salary and variable incentive award. At the beginning of each fiscal year, the MRCC reviews and recommends Senior Management TDC targets for Board approval. Targets are reviewed against market data and internal peers annually and adjusted over time to ensure that the executive’s progression within the role is taken into account.

When reviewing TDC targets, the MRCC considers market data for the peer group, the relative size of peer organizations, the relative size and scope of the role, internal comparators and the incumbent’s experience. Market data is sourced from publicly available data and from benchmarking data provided by Korn Ferry Hay Group, an external service provider engaged by management that regularly conducts a syndicated study for Canada’s large financial institutions. For the US, additional benchmarking data is obtained from Willis Towers Watson and their global financial services database.

Peer group

Compensation targets for Senior Management are evaluated against financial services companies that are of comparable size, scope, market presence and complexity to CIBC. Based on these criteria, Senior Management roles are benchmarked against the other five major Canadian banks and the three largest Canadian Insurance companies(1). The compensation target for the Group Head, US Region; President and CEO, CIBC Bank USA is evaluated against financial services companies of similar size, in terms of revenue and assets, through independent market surveys pertaining to compensation in the US obtained from Willis Towers Watson. The following chart shows CIBC’s relative position on certain key measures used to define its peer group.

(1)

Peer group of five major Canadian banks: Bank of Montreal, Bank of Nova Scotia, National Bank of Canada, Royal Bank of Canada and the Toronto-Dominion Bank; and three Canadian Insurance companies: Manulife Financial, Canada Life and Sun Life Financial.

(2)	As at October 31, 2025 for banks and September 30, 2025 for insurance companies.

(3)	Year ended October 31, 2025 for banks and trailing 12 months ending September 30, 2025 for insurance companies.

Pay mix

The charts below show the compensation elements as a percentage of fiscal 2025 TDC target for the CEO and other Senior Management. The charts demonstrate the greater pay variability for the CEO and other Senior Management business leaders (including the COO) who are best positioned to affect business results over the long-term compared to the other Senior Management functional group heads in Finance, Risk Management, Legal, People, Culture and Brand, and Technology, Infrastructure and Innovation.

C I B C P R O X Y C I R C U L A R	67

Compensation Discussion and Analysis

Compensation elements

CIBC’s executive compensation program includes direct compensation (annual salary and variable incentive awards) and indirect compensation (benefits, perquisites and retirement programs). The MRCC reviews these components regularly to assess market competitiveness and continued alignment with our compensation philosophy. In addition, annual salaries may be increased if an executive’s role changes significantly or to recognize their progression within the role.

Direct Compensation

Fixed Compensation	Variable Incentive Awards(1)
Provide market competitive fixed pay (annual salary) based on job scope, skills, experience alignment with internal salary structure and market competitiveness.

Pay for performance by aligning incentive compensation with business and individual Pay for performance by aligning incentive compensation with business and individual performance using a combination of cash and deferred awards.

Short, medium and long-term compensation elements are determined based on predetermined fixed percentages for cash and deferred equity.

Short-Term - Cash 1 year performance period Annual cash(2) bonus rewards the achievement of business performance and individual objectives in the given year.

Medium-Term - PSUs

4 year performance period

PSU award amounts are determined based on the current year’s business and individual performance (fiscal 2025). The awards are then subject to a performance factor which is based on achievement of TSR and ROE measures over the subsequent three years(3) (2026-2028).

Long-Term - Options

4-11 year performance period

Option award amounts are determined based on the current year’s business and individual performance (fiscal 2025). Deferred incentives motivate executives to create sustainable shareholder value over the long-term. Stock options have a ten-year term (2026-2036).

(1)

If an employee engages in misconduct that causes a significant financial loss to CIBC, or that causes a material restatement of the financial statements, or pursuant to the SEC clawback provisions, or in certain circumstances where unexpected losses arise, CIBC may demand the repayment of cash or deferred incentive compensation awarded.

(2)

Executives may elect to voluntarily defer some or all of the cash incentive received into DSUs which increase equity ownership under CIBC’s requirements and which only pay out following retirement, termination of employment or death.

(3)

The TSR performance component for PSU vesting is based on CIBC’s relative TSR performance compared with CIBC’s peer group. For awards granted prior to December 2023 the ROE performance component is also based on CIBC’s relative ROE performance compared with CIBC’s peer group. Beginning with awards granted in December 2023, the ROE component of the vesting performance multiplier is based on CIBC’s adjusted ROE performance versus target.

68	C I B C P R O X Y C I R C U L A R

Compensation Discussion and Analysis

Deferred incentive awards

Deferred incentive awards are used to align executive compensation with medium-term and long-term shareholder interests. CIBC’s deferred incentive award vehicles are described below. More detail is provided starting on page 91.

Deferred Incentive Award Vehicle	Description

PSUs (Medium-term)

◾   The determination of the PSU award amount is based on both individual and business performance in the fiscal year prior to the grant(1) as it is driven by the year-end performance multiplier which comprises the BPF and individual performance. PSUs are then subject to performance vesting for a three-year period post grant that is measured based on TSR and ROE performance.

◾   PSUs vest and settle in cash at the end of the three-year performance period.

◾   The percentage of PSUs which vest ranges formulaically from 75% to 125% based on CIBC’s TSR performance during the three-year performance period relative to Bank of Montreal, Bank of Nova Scotia, National Bank of Canada, Royal Bank of Canada and the Toronto-Dominion Bank, and on CIBC’s adjusted ROE performance versus target(2).

◾   The Board has discretion to further adjust the vesting percentage and may reduce it to 0% if it deems that a material event occurred during the three-year performance period which impacts CIBC’s financial or market performance.

◾   TSR performance for CIBC and each peer bank is ranked from one (highest performance) to six (lowest performance). Based on CIBC’s ranking, over the three-year period, a TSR performance factor is assigned using the following scale:

	Rank	Performance Factor

	1	125%

	2	115%

	3	105%

	4	95%

	5	85%

	6	75%

	Board Discretion(3)	0% to 74%

◾   The ROE performance factor is averaged with the TSR performance factor to determine the final vesting percentage. If actual adjusted ROE is 50% of target or below for a particular year in the performance period, the ROE performance factor for that year would be 0%.

◾   The final vesting percentage is multiplied by the original number of PSUs granted, plus any additional units accumulated through reinvested dividend equivalents, to calculate the final number of PSUs which vest and pay out based on CIBC share value at that time. (See “2022 PSU vesting” on page 87 for actual calculation details for awards that vested in 2025).

(1)	Awards for a given fiscal year (November 1 - October 31) are granted the December immediately following the close of the fiscal year.

(2)

The TSR performance component for PSU vesting is based on CIBC’s relative TSR performance compared with CIBC’s peer group. For awards granted prior to December 2023 the ROE performance component is also based on CIBC’s relative ROE performance compared with CIBC’s peer group. Beginning with awards granted in December 2023, the ROE component of the vesting performance multiplier is based on CIBC’s adjusted ROE performance versus target.

(3)	Our PSU vesting calculation payout range is 75% to 125%, however, the Board may use its discretion to further adjust the payout performance factor between 0% and 125%.

Deferred Incentive Award Vehicle	Description

Options (Long-term)

◾   Options reward for performance over the long-term.

◾   The grant amount is determined based on the year-end performance multiplier comprised of the BPF and individual performance(1).

◾   Options vest 50% on the third and fourth anniversaries of the grant date and have a ten-year term.

◾   Future realizable value depends on shareholder value creation.

DSUs (Long-term)

◾   Vested DSUs settle in cash after the executive leaves CIBC, based on CIBC share value at that time.

◾   An executive can voluntarily elect to defer up to 100% of their cash incentive award into DSUs, which enhances the alignment of executive compensation with long-term shareholder return experience.

(1)	Awards for a given fiscal year (November 1 - October 31) are granted the December immediately following the close of the fiscal year.

C I B C P R O X Y C I R C U L A R	69

Compensation Discussion and Analysis

Factors influencing the value of PSUs over time

Shown below is an illustration of how the value of PSUs are determined in the year they are granted based on business and individual performance(1) and then at vesting after the three-year performance assessment period is completed. At the end of the three-year vesting period, the award is subject to the PSU performance factor driven by ROE(2) and TSR, reinvested dividends and share price movement between the grant price and the vesting price. The three most recently completed cycles (2020, 2021 and 2022) are shown.

PSU Grant (as illustrated above)	Value of award at Grant (% of target)	Vesting PSU Performance Factor(2)	Value at Vesting(3) (% of target) (BPF at grant x vesting PSU Performance Factor)	Value at Actual Payout (% of target) (including reinvested dividends and share price movement)

2022	101%	115%	116%	252%

2021	112%	110%	123%	178%

2020	89%	85%	76%	87%

(1)

The size of the grant is determined based on the BPF, which includes sustainability, CX, adjusted diluted EPS, adjusted operating leverage and adjusted revenue growth. Individual performance has not been captured in this illustration, however, it can further affect the size of the grant, capped at a maximum of 150% of target.

(2)

For awards granted prior to December 2023 the performance multiplier used to value the awards at vesting was based on relative ROE and TSR performance compared with CIBC’s peer group. For awards granted in December 2023 and onwards the ROE component of the performance multiplier is based on CIBC’s adjusted ROE performance versus target and TSR performance continues to be based on relative performance.

(3)	The percentage at vesting illustrates the performance impact on the vesting value of PSUs and excludes reinvested dividends.
(4)	Our PSU vesting calculation payout range is 75% to 125%; however, the Board may use its discretion to further adjust the payout performance factor between 0% and 125%.

Indirect Compensation

Component	Purpose	Form
Benefits	Invest in the health and wellbeing of team members	Group benefit programs
Perquisites	Executive perquisite offering may include club membership, annual health assessment and car benefits	Annual allowance or reimbursement
Retirement Programs	Contribute to financial security after retirement	Pension and Savings Plans(1) Defined Benefit Pension Plan

(1)

Competitive retirement income arrangements are provided to all employees. A Supplemental Executive Retirement Plan (SERP) is provided to certain executives at the level of Senior Vice-President (SVP) and above (described on page 93). For any executive who joined the SERP or was promoted prior to January 1, 2016, credited service is based only on service while employed by CIBC and pensionable earnings are capped at a fixed dollar limit. For any executive that joined the SERP or was promoted after January 1, 2016, SERP benefits accrue on a fixed, flat dollar basis and service is credited only from the date they joined the SERP. This means SERP pension benefits at CIBC do not include service for years beyond those actually worked and the benefits do not automatically escalate with increases in compensation.

70	C I B C P R O X Y C I R C U L A R

Compensation Discussion and Analysis

Establishing individual goals

At the beginning of each fiscal year, the MRCC approves the annual goals and measures for other Senior Management and recommends the CEO’s goals and measures for Board approval.

The Audit Committee (AC) and the Risk Management Committee (RMC) also review the annual goals and measures for the Chief Financial Officer (CFO) and the Chief Risk Officer (CRO), respectively.

The annual goals and measures for Senior Management align with CIBC’s strategic priorities and include financial performance (achievement of financial and key business results, earnings growth by growing the franchise, simplification and efficiency initiatives), CX measures and sustainability priorities relevant to their role. Each Senior Management member is accountable for further enabling connectivity across our bank to advance CIBC’s purpose-driven culture. The Senior Management team shares commitments to enable, simplify and protect the bank by creating operational efficiencies and enhancing our operational resilience and ability to proactively defend against key risks. Performance against these goals has a direct link to performance-based compensation. Performance highlights for each NEO are outlined in the NEO profiles starting on page 77.

Assessing individual performance and compensation

At the end of each year, the MRCC evaluates individual performance for Senior Management and provides its recommendation on the CEO’s individual performance to the Board. In addition to the performance assessments for this group, the MRCC reviews any risk, compliance, conduct or audit concerns to determine whether there are any adjustments required to the evaluation of individual performance and the resulting variable incentive awards. In the case of the CFO and CRO, the AC and the RMC, respectively, also provide their input into the MRCC’s evaluation of individual performance. Following the evaluation of individual performance, the MRCC recommends for Board approval the variable incentive awards for Senior Management. See “Variable incentive plan design” below.

Variable incentive plan design

The variable incentive plan, known as GPS for all executives, including Senior Management, provides transparency with respect to how incentive awards are determined and a strong link between pay and performance. The variable incentive plan components are described below:

◾	Total Variable Compensation Target, expressed as a percentage of base salary earned in the fiscal year; and

◾	Performance Multiplier, which comprises both business performance and individual performance, equally weighted.

An executive’s GPS award is determined using these components, as described below:

GPS Award	=	Total Variable Compensation Target	X	Performance Multiplier

The GPS award is capped at a maximum of 150% of the target incentive award to mitigate undue risk taking.

Under extreme circumstances,the GPS award may be reduced to zero by the Board to ensure pay for performance alignment.

Determined based on competitive market analysis conducted as part of the target setting process described under “Establishing Total Direct Compensation target” on page 67.

Varies by role, market and executive job level.

The Performance Multiplier incorporates both individual and business performance.Individual performance is assessed at the end of the year against strategically aligned goals as described under “Establishing individual goals” and “Assessing individual performance and compensation” on page 71.

Business performance is determined based on absolute and relative business performance measured against Board-approved goals aligned to CIBC’s strategy.

The Performance Multiplier and GPS awards for Senior Management are approved by the Board.

The Board has the ability to make adjustments at their discretion and may reduce awards to zero.

C I B C P R O X Y C I R C U L A R	71

Compensation Discussion and Analysis

Performance Multiplier

The Performance Multiplier comprises both business performance and individual performance. The BPF can range from 0% to 125% and is determined based on performance against metrics that are aligned to CIBC’s strategic priorities with a focus on financial performance and performance relative to peers, CX and sustainability priorities.

The performance measures and relative weightings used to determine the BPF for fiscal 2025 are set out below:

Performance Measure		Weighting	Performance Assessment B reakdown

Financial Metrics 65%	Adjusted Diluted EPS	35%	25% Performance relative to peers 75% Performance relative to goals
	Adjusted Operating Leverage	15%
	Adjusted Revenue Growth	15%

CX & Sustainability Metrics 35%	CX Index	25%

5%  Enterprise-wide metrics

42%   Personal & Business Banking metrics

22% Canadian Commercial Banking & Wealth
Management metrics

16%  Capital Markets metrics

15%  US Commercial Banking & Wealth Management
metrics

	Sustainability Index	10%	30% Building Integrity and Trust 36% Creating Access to Opportunities 34% Accelerating Climate Action

Total Weighting		100%

Since 2021, we have embedded performance relative to our five peer banks directly into the calculation of our BPF. Having relative performance as part of the formula provides a stronger link between executive compensation and our shareholders’ interests. Financial metrics, which are based on adjusted results, account for 65% of the BPF and within that, relative performance accounts for 25% of each of our financial metrics (comprised of diluted EPS, operating leverage and revenue growth), with the remaining 75% based on absolute performance of each metric against target.

The remaining 35% of our BPF is driven by performance against our established CX (25%) and Sustainability (10%) Indices, both of which track our progress and help to assess our performance against client and sustainability strategic priorities.

The CX Index is an enterprise-wide dashboard comprised of 20 metrics, including Net Promoter Score (NPS) and other key client metrics. Each metric has an associated target. On an annual basis, we review five components of each CX Index metric as part of annual target setting: SBU weighting, metrics included for each SBU, governance for each metric, weighting for each individual metric, and targets for each individual metric.

The purpose of the CX Index is to focus leaders and employees on activities that will have the greatest impact on client experience across CIBC. It is a composite index that balances internal and external metrics, including NPS, cross line of business connectivity metrics, and other relevant client-focused measures across all SBUs.

The Sustainability Index quantifies progress on key sustainability priorities, including climate. This Index is a composite of metrics aligned with our stakeholder-informed strategy and reflects activities across SBUs and functional groups.

72	C I B C P R O X Y C I R C U L A R

Compensation Discussion and Analysis

Consistent with our public scorecard, the following are examples of metrics from the 2025 Index and their share of the 10% weighting allocated to our strategic priorities:

◾	Building integrity and trust (30%) – AI and data upskilling, privacy, and client complaints management;

◾	Accelerating climate action (34%) – sustainable finance(1) and operational greenhouse gas (GHG) emissions reduction goals (absolute Scope 1 and 2); and

◾	Creating access to opportunities (36%) – employee engagement, inclusion at work, Indigenous business banking, community investment and Team CIBC volunteer hours.

Across the three components listed above, the Index also includes internal-only metrics tied to strategic initiatives.

We believe having our BPF tied directly to performance helps drive accountability, reinforced through individual goals and performance assessments for our senior leaders, and the scorecards for our SBUs.

In addition to these performance measures, the MRCC and Board may further adjust the calculated BPF based on the qualitative factors described below:

◾	Additional impact based on relative performance vs. peers;

◾	Risk, to ensure compensation is aligned with our risk appetite and objectives by considering risk outcomes;

◾	Unexpected outcomes and other items that either should be included or excluded from the performance that determines the BPF; and

◾	Any other factors the MRCC and the Board consider appropriate.

(1)

Refer to CIBC’s Sustainability Finance Methodology (available at www.cibc.com) for details on eligible green, decarbonization, and social activities and corresponding eligibility criteria, business products, and measurement methodology used for the classification of a transaction as sustainable finance. The information contained in the Sustainable Finance Methodology is not incorporated by reference into this Circular.

Assessing financial performance and determining compensation

In assessing financial performance, the CFO, the CRO, the MRCC and Board review results both in accordance with International Financial Reporting Standards (IFRS or GAAP) and on an adjusted basis. Both perspectives are considered useful to understand performance. Adjusted measures are used to assess CIBC’s underlying business performance and as one element of measuring executive performance for compensation decision-making purposes.

As discussed on the previous page, for fiscal 2025, adjusted diluted EPS, adjusted operating leverage and adjusted revenue growth were key components used to determine the BPF. Additional adjusted measures considered by the MRCC and the Board include: adjusted total revenue, adjusted net income, adjusted ROE, and adjusted PPPT. Adjusted measures represent non-GAAP measures. Non-GAAP measures do not have a standardized meaning under IFRS, and accordingly, these measures may not be comparable to similar measures used by other companies. Adjusted results remove items of note from reported results and are used to calculate our adjusted measures. Non-GAAP ratios include an adjusted measure as one or more of their components. The ”Non-GAAP measures” section in this Circular starting on page 98 contains certain reconciliations for non-GAAP measures used in this Circular.

Risk Management Committee and input from the CFO and the CRO

The MRCC works closely with the RMC and receives input throughout the year from the CFO and the CRO on the alignment of business performance with CIBC’s risk appetite, which includes certain sustainability factors such as conduct and culture, client-related risk metrics and talent management metrics, and determine whether any risk adjustments are required to the BPF.

In addition, at year-end, the MRCC and RMC meet to review the alignment of business performance with CIBC’s risk appetite. Both committees also review reports that include information about individual risk and compliance issues arising during the year and the recommended impacts to individual performance assessments and compensation. Following this, if applicable, the MRCC recommends for Board approval any changes to individual performance assessments and compensation for Senior Management.

C I B C P R O X Y C I R C U L A R	73

Compensation Discussion and Analysis

2025 Performance and Compensation

2025 Business Performance Factor

CIBC’s fiscal 2025 BPF was 115% based on the actual results versus target as outlined in the table below. In addition to the results outlined below, performance relative to peers accounted for 25% within each of the three financial metrics.

Performance Measure		Weighting	2025 Target	2025 Actual	Result (Actual vs. Target)

Financial Metrics 65%	Adjusted diluted EPS(1)	35%	$7.99	$8.61	$0.62 Above
	Adjusted operating leverage(1)	15%	2.1%	3.1%	100 bps Above
	Adjusted revenue(1) growth	15%	6.3%	13.8%	750 bps Above

CX and Sustainability Metrics 35%	CX Index	25%	100%	111%	11% Above
	Sustainability Index	10%	100%	108%	8% Above

(1)	Adjusted measures are non-GAAP measures. For additional information and a reconciliation of reported results to adjusted results, where applicable, see the “Non-GAAP measures” section on page 98.

Fiscal 2025 was a record year for CIBC. We delivered strong financial results, reflecting the impact of focused investments we have made and our disciplined strategic execution. Adjusted diluted EPS was $8.61, above target and up 16% from the prior year. Record adjusted revenue of $29.1 billion was up 14%, driven by growth across each of our businesses, supported by robust margin expansion, selective balance sheet growth, and higher fee income. CIBC delivered a third consecutive year of positive adjusted operating leverage of 3.1%, up 190 bps from last year, driven by ongoing strategic investments and consistent execution of our client-focused strategy. Performance relative to peers, accounting for 25% within each of the three financial metrics, had a moderating impact on the fiscal 2025 BPF.

As we bring our purpose to life for our clients by helping make their ambitions a reality, we are focused on continuing to enhance their experience with us.

We maintained strong momentum with our internal NPS across Canadian Personal Banking. We also continued to see top-tier results across Commercial Banking and Wealth Management in Canada and the US. These results demonstrate that our strategy is working to enhance our clients’ experience, making it easier to bank with us, improving the digital journey, and deepening relationships and connectivity across our bank.

Our CX momentum was recognized by the following awards and accomplishments:

◾	CIBC was recognized with the Best Gen-AI Initiative technology award at The Digital Banker’s 2025 Global Transaction Banking Innovation Awards for its internal AI platform, CIBC AI (CAI);

◾	CIBC won the 2025 Digital CX Award for Best Use of AI for Customer Experience from The Digital Banker, recognizing the bank’s innovative AI-powered voice assistant;

◾

CIBC ranked #1 in customer satisfaction for both online banking and mobile banking among Canada’s Big Five banks, according to the J.D. Power 2025 Canada Digital Banking and Credit Card Satisfaction Studies;

◾	CIBC was named a 2025 Forrester Customer-Obsessed Enterprise award winner, the only retail bank in North America to receive this recognition; and

◾	CIBC’s ranked #1 mobile platform rated best consumer banking mobile experience for the eighth time in the past nine years from Surviscor Inc.

We maintained our focus on executing against our sustainability priorities. Below are the highlights of our fiscal 2025 sustainability performance:

◾	Empowered team members with CAI training, enabling the knowledge to responsibly and effectively leverage artificial intelligence, driving performance and innovation;

◾	Contributed $45.0 billion in sustainable finance activities, achieving a cumulative progress of 81.6% (or $244.7 billion) towards our goal of $300 billion by 2030 (2018 - 2030)(1);

◾

Achieved our 30% reduction target for absolute Scope 1 and Scope 2 operational GHG emissions in 2024 (relative to a 2018 baseline) across Canada and US operations, and remain dedicated to ongoing efforts to manage and further reduce GHG emissions(2);

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Compensation Discussion and Analysis

◾	Contributed $144 million(3) in total community investment contributions, resulting in a cumulative investment of $304 million toward our goal of $800 million over 10 years (2023-2032); and

◾	Achieved 21% growth in our Indigenous Commercial Banking business(4).

For additional information on our 2025 performance, refer to CIBC’s 2025 Sustainability Report available at www.cibc.com.

(1)

Refer to CIBC’s Sustainable Finance Methodology (available at www.cibc.com) for details on eligible green, decarbonization, and social activities and corresponding eligibility criteria, business products, and measurement methodology used for the classification of a transaction as sustainable finance. The information contained in the Sustainable Finance Methodology is not incorporated by reference into this Circular.

(2)

All Scope 1 and 2 emissions are calculated and disclosed using the following reporting standard: World Resources Institute/World Business Council for Sustainable Development, The Greenhouse Gas Protocol: A Corporate Accounting and Reporting Standard (Revised Edition) March 2004.

(3)

Includes cash and in-kind contributions (including sponsorships), employee volunteerism time, management costs, and employee giving and fundraising (Team CIBC). For additional information and definitions relevant to community investment, refer to CIBC’s 2025 Sustainability Report - Creating access to opportunities - Community relationships.

(4)

Indigenous clients are identified through self-disclosure, as evidenced by their constating documents, or status card, as applicable. The growth reflects a year-over-year comparison of the monthly average deposit and lending balances held in Commercial Banking. Lending balances are gross of allowances.

Talent and Succession Planning

Investing in talent and succession planning is essential for sustainable growth, resilience, and maintaining a high-performing workforce. We continued to make Senior Management succession a priority to position our bank proactively for future opportunities.

This practice became invaluable as we worked through our CEO transition and implemented a new leadership structure. We have a strong and stable Group Executive Leadership Team in place to effectively lead our teams, meet new challenges and drive value for our clients and shareholders.

Our approach to managing human capital strengthens our purpose and fosters high-performing teams, while also encouraging professional growth for our employees. Leaders play an active role in recognizing individuals with strong potential and proven performance, enabling targeted development plans. By selecting credible succession candidates, we enhance organizational stability, minimize risk, and prepare our bank for future success.

Throughout the past year, we have strengthened our leadership pipeline by regularly transitioning leaders into new and expanded positions, providing them with wider perspectives of our bank and fostering a cohesive culture. In addition, we have made targeted external hires to deepen our bench strength and enhance expertise to support future growth.

This focus on talent and succession is a critical priority for our organization and ensures that our talent initiatives are directly aligned to our business strategies. The MRCC holds Senior Management accountable for the progress of our talent strategy by setting specific goals on talent management, employee engagement, and the strength of our leadership pipeline. Achievement against these goals is included in assessing individual performance and determining compensation for Senior Management at the end of the year.

Throughout the year, the MRCC offered valuable input on our talent initiatives as our organization continued to grow and transform. Board members also have opportunities to interact directly with key talent, creating meaningful exposure opportunities for both the Board and our team.

Each year, the MRCC and the Board conduct a comprehensive review of succession plans for Senior Management to maintain a robust and diverse leadership pipeline. This process includes a thorough discussion between the MRCC and management about internal talent with long-term potential to advance into senior leadership roles at CIBC, as well as consideration of important external candidates.

The MRCC stays updated on strategic initiatives related to our employees by reviewing topics such as employee engagement, turnover rates, inclusion, external workplace accolades, and other important workforce matters. CIBC is consistently acknowledged for its positive workplace environment, especially regarding our commitment to inclusion. Our talent strategy aims to attract, retain, and engage skilled employees and leaders who are equipped to drive transformation and fulfill the bank’s purpose.

This continued commitment to talent development and succession planning supports the long-term success, stability, and growth of our organization by equipping us with skilled leaders and motivated employees who are ready to address future challenges.

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Compensation Discussion and Analysis

Inclusion

At CIBC, we know that when we attract, retain and develop the best talent from the widest pool, we build a stronger bank. The result of getting this right is an engaged workforce that creates breakthrough ideas, grows stronger client relationships and ultimately helps us live our purpose.

Of CIBC’s 13 person Senior Management team, 100% are fluent in English, 31% are fluent in French and 15% are fluent in at least one other language.

We do this by addressing unconscious bias and systemic barriers which enhances the fairness of merit-based systems and creates a workplace where everyone feels they belong. This is more than just a set of initiatives; by building awareness, providing training and rewarding inclusive behaviors, we ingrain these values as the cornerstone of our bank’s culture.

At the end of fiscal 2025, 38% of

board-approved executive roles were held by

women and we are committed to meeting

guidance of at least 40% women in

board-approved executive roles by 2030

(Canada and International(1)).

In fiscal 2025, we have continued to make progress in our multi-year objectives, including implementing recommendations from the first phase of our Racial Equity Assessment which highlighted our advanced approach to embedding inclusion into CIBC’s human capital practices and strong feelings of belonging amongst people of colour and Indigenous peoples. The second phase of the Racial Equity Assessment, focused on CIBC’s commercial practices, will be completed in 2026, providing deeper insights into how racial equity can be thoroughly embedded across all aspects of our bank.

(1)	International includes Europe and Asia-Pacific.

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Compensation Discussion and Analysis

2025 NEO compensation

CIBC’s NEOs are our former CEO, our CFO, and our three most highly compensated executive officers in fiscal 2025.

Victor Dodig

Mr. Dodig served as President and CEO of CIBC until October 31, 2025, after which time he became a Special Advisor. As President and CEO, Mr. Dodig was responsible for developing and executing CIBC’s board-approved strategy and leading the day-to-day operations of CIBC.

The MRCC evaluated Mr. Dodig’s performance relative to his goals for fiscal 2025 and determined that he met his key deliverables by continuing to instill a purpose-driven, client-focused and highly-connected culture across all areas of CIBC. Throughout the last several months of his tenure as President and CEO, Mr. Dodig worked closely with Mr. Harry Culham in preparation for Mr. Culham’s appointment to President and CEO on November 1, 2025 to ensure a seamless transition, positioning the bank for continued success. Together, Mr. Dodig and Mr. Culham met with hundreds of clients, thousands of team members and had many productive conversations with investors and community leaders.

Mr. Dodig played a key role in maintaining CIBC’s momentum and consistency throughout the year, despite ongoing global trade and macroeconomic uncertainty, and continued to deliver for all stakeholders. Through his leadership, he focused the team on identifying opportunities to further simplify our bank and drive efficiencies. Under Mr. Dodig’s leadership, the bank continued to advance our risk culture and enhance our operational resilience to proactively defend against threats. Mr. Dodig led the team in furthering our modernization journey, upgrading platforms and streamlining digital processes to equip our teams to deliver faster and simpler client experiences. Mr. Dodig maintained focus on leveraging our connected platform to deliver for our clients on both sides of the border, and across our businesses, resulting in deeper, diverse relationships that reinforce our commitment to helping our clients achieve their ambitions. You can read more about our bank’s accomplishments in the “Message from the Chair of the Board and the Chair of the Management Resources and Compensation Committee” starting on page 58.

Through Mr. Dodig’s leadership, CIBC delivered strong results across all businesses, reflecting his unwavering commitment to executing on our client-focused strategy. This included exceptional financial performance and top-tier TSR relative to our peer group, as well as record revenue and net income, while generating positive adjusted operating leverage for a third straight year. Under Mr. Dodig’s leadership, both the client and employee experiences were enhanced. This was evidenced by our CX Index score, which was 11% above target and, an employee engagement score that outperformed the Global Financial Services Norm(1), as noted in the key highlights/results provided.

In addition, Mr. Dodig continued to chair the CIBC Inclusion Leadership Council and to personally champion wellbeing at CIBC, where he emphasized the importance of wellbeing in helping the team to thrive in all aspects of their personal and professional lives.

In considering compensation for the CEO, the Board conducted a thorough review of Mr. Dodig’s performance relative to his key strategic priorities, highlights of which are outlined below:

Strategic Priorities:

Key Highlights/Results:

◾	39% TSR;

◾	Adjusted Revenue up 14% to $29.1 billion(2);

◾	Adjusted Diluted EPS up 16% to $8.61(2);

◾	Adjusted PPPT earnings up 18% to $13.3 billion(2);

◾	Achieved best in class employee engagement scores of 84%(1) (up 4 points YoY and 9 points above the Global Financial Services Norm);

◾	Recognized as a Best Place to Work for Disability Inclusion, emphasizing the bank’s ongoing commitment to match talent to opportunity and promoting a workplace where all team members can thrive;

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Compensation Discussion and Analysis

◾

Building on our legacy of championing economic inclusion, we increased partnerships under the Indigenous Housing Loan Program supporting on-reserve housing development and expanded personal banking solutions for Indigenous communities in Canada;

◾	CIBC continued to support economic prosperity through our commitment to small and medium-sized enterprises (SMEs) by providing $5.7 billion in new or increased credit authorizations to SMEs(3);

◾

Scaled our in-house Generative AI platform, CAI, to further increase productivity across the bank and support team members in delivering on our client-focused strategy, and was named the Best Gen-AI Initiative by The Digital Banker for CAI’s ability to deliver scalable solutions;

◾	Contributed $144 million(4) in total community investment contributions, resulting in a cumulative investment of $304 million toward our goal of $800 million over 10 years (2023-2032);

◾

Achieved our 30% reduction target for absolute Scope 1 and Scope 2 operational GHG emissions in 2024 (relative to a 2018 baseline, in Canada and the US), and remain dedicated to ongoing efforts to manage and further reduce GHG emissions(5); and

◾	Recognized as one of Canada’s Greenest Employers by MediaCorp Canada Inc. for the fourth consecutive year.

(1)

CIBC measures overall employee engagement through the Annual Employee Survey, which ran from May 12, 2025 to May 26, 2025. Our regular (full-time and part-time) working employees were eligible to participate. Temporary employees, contingent workers, retirees, CIBC Mellon and CIBC Caribbean were excluded. Over 42,000 employees completed the survey for an overall response rate of 90%. For additional information, refer to CIBC’s 2025 Sustainability Report – Creating access to opportunities – Employee engagement.

(2)	Adjusted measures are non-GAAP measures. For additional information and a reconciliation of reported results to adjusted results, where applicable, see “Non-GAAP measures” on page 98.

(3)

Small enterprises are typically companies with revenue of less than $5 million and medium-sized enterprises are typically companies with revenue of more than $5 million but less than $20 million. In 2025, new or increased credit authorizations were $1.34 billion for small enterprises and $4.34 billion for medium-sized enterprises. We track these authorizations using a monthly spot for business clients in Business Banking, Private Banking, and Commercial Banking Independent Business segments.

(4)

Includes cash and in-kind contributions (including sponsorships), employee volunteerism time, management costs, and employee giving and fundraising (Team CIBC). For additional information and definitions relevant to community investment, refer to CIBC’s 2025 Sustainability Report – Creating access to opportunities – Community relationships issued March 2026.

(5)

All Scope 1 and 2 emissions are calculated and disclosed using the following reporting standard: World Resources Institute/World Business Council for Sustainable Development, The Greenhouse Gas Protocol: A Corporate Accounting and Reporting Standard (Revised Edition) March 2004.

Based on our BPF of 115% and the Board’s assessment of his individual performance, the Board approved a fiscal 2025 GPS award for Mr. Dodig of $15.59 million. This award represents an award that is 130% of his target incentive opportunity, aligned to the CIBC BPF and overall bank performance, and is 29% higher than his incentive award in 2024. The percentage of his GPS award that is deferred remained at 80%. The details of the fiscal 2025 award are provided in the table below.

Pay Element ($)	2025	2024
Salary (Fixed)	1,000,000	1,000,000
Cash Incentive	3,118,800	2,419,200
PSUs	9,980,160	7,741,440
Options	2,495,040	1,935,360
Total GPS (Variable) % of GPS Target	15,594,000 130.0	12,096,000 121.0
TDC % of TDC Target	16,594,000 127.6	13,096,000 119.1

Share Ownership

Mr. Dodig is required to own equity (or equity equivalents) with a market value of 8 times his base salary which equals $8.00 million(1). Mr. Dodig’s personal share holdings of $20.96 million together with $8.12 million in elected DSUs is a multiple of 29.1 times base salary and his total share ownership is a multiple of 66.7 times base salary. His total holdings are well in excess of his share ownership requirement and 5.1 times his target TDC of $13.00 million and 4.0 times his actual TDC. Details regarding equity ownership requirements for our NEOs can be found on page 65.

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Compensation Discussion and Analysis

Equity ownership as at October 31, 2025 using CIBC’s share price of $116.21:

	DSUs		PSUs		Direct Share Holdings	Total Share Ownership		Ownership Multiple
	Units	Value	Units	Value		Units	Value

Vested	69,874	$8,120,090	-	-	$20,961,345	250,249	$29,081,435	29.1

Unvested	-	-	324,114	$37,665,298	-	324,114	$37,665,298	37.7

Total	69,874	$8,120,090	324,114	$37,665,298	$20,961,345	574,363	$66,746,733	66.7

(1)	Mr. Dodig must maintain his hold requirement for 2 years following the date of appointment to Special Advisor.

CEO link between performance and compensation

The chart and accompanying table below compare the current value of compensation awarded to CIBC’s CEO since fiscal 2021 to the value received by shareholders over the same period. The table provides the underlying information reflected in the chart, including the CEO’s realized and realizable pay for each year. The CEO’s realized and realizable pay fluctuated over the past five years with CIBC’s share performance since the majority of the CEO’s direct compensation is deferred and tied to CIBC’s performance.

The current value of the CEO awards as at December 31, 2025 for the fiscal years noted represents the total of:

(1)	realized pay received by the CEO (actual pay from awards received, dividend equivalents paid and options exercised); and

(2)	potential realizable value of awards yet to be paid (unvested units and unexercised options if still outstanding).

Year	CEO	TDC Awarded ($)	A Realized Pay(1) ($)	B Realizable Pay(2) ($)	A+ B = C Current Value ($)	Period	To CEO(3) ($)	To Shareholders(4) ($)

2021	Dodig	11,684,800	14,348,222	15,248,152	29,596,374	10/31/2020 to 12/31/2025	253	320

2022	Dodig	10,362,700	17,830,926	23,402,888	41,233,814	10/31/2021 to 12/31/2025	398	202

2023	Dodig	10,700,000	2,940,000	44,448,585	47,388,585	10/31/2022 to 12/31/2025	443	234

2024	Dodig	13,096,000	3,419,200	18,717,815	22,137,015	10/31/2023 to 12/31/2025	169	279

2025	Dodig	16,594,000	4,118,800	10,390,763	14,509,563	10/31/2024 to 12/31/2025	87	149

						Weighted Average	248	221

(1)	Realized Pay is the sum of salary, cash incentive, the payout value of share units granted during the period, the dividend equivalents paid, and the value of options exercised during the period.

(2)	Realizable Pay is the sum of the current value of unvested units granted during the period and the in-the-money value of vested and unvested options that are still outstanding.

(3)	Represents the actual value to the CEO for each $100 awarded in TDC for the fiscal year indicated, as at the end of the period, December 31, 2025.

(4)	Represents the value of a $100 investment in CIBC common shares made on the first day of the period indicated, assuming reinvestment of dividends.

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Compensation Discussion and Analysis

Robert Sedran

As Senior Executive Vice-President (SEVP), Chief Financial Officer and Enterprise Strategy, Mr. Sedran is responsible for liaising with CIBC’s investors, enterprise strategy and corporate development, financial planning and analysis, financial management and regulatory reporting, maintenance of accounting records, tax planning and compliance, treasury and balance sheet management.

Mr. Sedran made strong contributions to CIBC’s fiscal 2025 financial performance by advancing key finance priorities and driving focus on operational excellence and disciplined resource allocation across the enterprise to enable the bank to deliver sustained earnings growth, amid heightened regulatory and business demands. Through his leadership during 2025, and in partnership with the leadership team, the bank maintained strong capital, leverage and liquidity positions, consistently exceeding regulatory requirements and management operating targets. Throughout the year, Mr. Sedran successfully executed on enhancing his structure to support modernization efforts and strengthen his leadership bench.

Through his leadership, Mr. Sedran was successful in achieving the following key initiatives this year:

◾	In partnership with the leadership team, ensured all Capital and Liquidity and Funding metrics were above or equal to regulatory and Risk Appetite Statement targets throughout the year;
◾	Led ongoing efficiency and automation initiatives, strengthening controls, improving data quality and delivering measurable time and cost savings across the Finance team;
◾	Oversaw the bank’s successful transition to a new General Ledger for the first time in ~30 years;
◾	Played a pivotal role in supporting the bank’s smooth CEO transition process by listening to our key stakeholders and instilling confidence and stability amongst the investor community; and
◾	Maintained focus on enterprise wide prudent expense management, contributing to positive operating leverage (on an adjusted basis) for the third consecutive year.

Based on our BPF of 115% and an assessment of his individual performance, the Board approved a fiscal 2025 GPS award for Mr. Sedran of $3.64 million, which was above his target incentive opportunity and reflects an increase to his overall total target compensation for fiscal 2025 to align with market, as well as business and individual performance. The details are in the table provided below.

Pay Element ($)	2025(2)	2024
Salary (Fixed)(1)	623,288	458,470
Cash Incentive	1,093,449	748,955
PSUs	2,041,105	1,163,082
Options	510,276	290,771
Total GPS (Variable)	3,644,830	2,202,807
TDC	4,268,118	2,661,277

(1)

In fiscal 2025, Mr. Sedran’s salary increased effective January 5, 2025, to align with market and internal peers, and represents two months at $500,000 and ten months at $650,000. In fiscal 2024, Mr. Sedran’s salary increased effective April 1, 2024 and represents five months at $400,000 and seven months at $500,000.

(2)

In addition to the TDC stated above, Mr. Sedran received a $500,000 one-time leadership and transition award as part of our CEO transition, to reinforce the continuity and depth of our leadership team. In determining the award amount, several factors were considered including his compensation level relative to market and the significant role that members of Senior Management are expected to have going forward. The award was granted in 2025 in the form of a 3-year cliff-vesting RSA.

Share Ownership

Mr. Sedran is required to own 5 times his base salary and currently exceeds his share ownership requirement with a multiple of 10.0. Details regarding equity ownership requirements for our NEOs can be found on page 65.

Equity ownership as at October 31, 2025 using CIBC’s share price of $116.21:

	DSUs	RSAs	PSUs	Direct Share Holdings	Total Share Ownership	Ownership Multiple

Total	$917,245	$912,047	$4,207,337	$489,030	$6,525,659	10.0

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Compensation Discussion and Analysis

Harry Culham

Mr. Culham was appointed COO effective April 1, 2025, and assumed accountability for all of CIBC’s operating businesses, with a focus on our clients and furthering connectivity and opportunities across the bank. During his tenure as COO, Mr. Culham worked closely with Mr. Dodig to ensure a seamless transition for our clients and team members in preparation for his appointment to President and CEO, effective November 1, 2025. Mr. Culham served as SEVP and Group Head, Capital Markets and Direct Financial Services (DFS) for the first five months of fiscal 2025, and had oversight of CIBC Caribbean and CIBC Mellon for the full year. He also serves as Co-Chair of the CIBC Foundation and as Executive Chair of CIBC Miracle Day.

CIBC’s Capital Markets business provides integrated global markets products, investment banking and corporate banking solutions and top-ranked research to clients around the world. The Capital Markets business leverages its differentiated platform to deliver innovative multi-currency payment solutions for CIBC’s clients. Under Mr. Culham’s leadership, CIBC continued to expand its US franchise, adding capabilities for our corporate, institutional and private capital clients, continuing double-digit revenue growth in the US. In Canada, Mr. Culham led the Capital Markets business to maintain strong market share among Strategic and Focus clients in a highly competitive landscape.

Under Mr. Culham’s leadership as COO, CIBC’s operating businesses demonstrated continued momentum and delivered for our stakeholders through the fiscal year. Our Canadian Commercial Banking business achieved strong, risk-controlled growth, while deepening relationships and navigating a challenging macroeconomic environment, and our Canadian Private Wealth Management business delivered solid performance and enhanced productivity of our advisors through ongoing investments in technology. Our Canadian Personal and Business Banking business reached a significant milestone of 10 million digitally registered clients and refreshed our award-winning mobile banking app to improve client experience. In the US, the Commercial Banking and Wealth Management business continued growth in relationship expansion efforts across all areas, driving new business and more services across our bank to existing clients.

Under Mr. Culham’s leadership, the Canadian Personal and Business Banking, Capital Markets globally, and both Canadian and US Commercial Banking and Wealth Management businesses achieved the following:

◾

Delivered strong Capital Markets revenue growth of 28% year-over-year underpinned by strong performance in Corporate & Investment Banking and Global Markets, and by 39% revenue growth in US Capital Markets;

◾	Delivered 14% increase in revenue bank-wide, driven by robust and broad based growth across all of CIBC’s business units;

◾	Through strong EPS growth, delivered an adjusted ROE of 14.4%, an increase of 70 bps year-over-year;

◾

Recognized by Global Finance for the third consecutive year as the Best Investment Bank in Canada and for our leadership in environmental and social sustainability financing, receiving three sustainable finance awards from Global Finance, including Best Sustainable Finance Bank in Canada;

◾	Furthered our reputation as a leader in the renewable energy sector in the US, ranking sixth among investment banks for renewables project financing, according to InfraLogic and IJ Global;

◾	Ranked #6 Registered Investment Advisor (RIA) in Barron’s Top 100 RIA Firms list; remaining in the top 10 for the sixth consecutive year;

◾	Investor’s Edge ranked first among the Big 5 banks in J.D. Power’s do-it-yourself investing customer satisfaction survey; and

◾	Ranked #1 in Canadian mobile banking, earning the highest ranking among the Big 6 banks in Surviscor’s 2025 Consumer Mobile Banking Experience Review.

Based on our BPF of 115% and an assessment of his individual performance, the Board approved a fiscal 2025 GPS award for Mr. Culham of $11.62 million, which was above his target incentive opportunity, which had increased reflective of his appointment to COO, business and individual performance. Mr. Culham elected to defer 50% of his fiscal 2025 cash incentive, approximately $1.74 million, into DSUs which are payable when he leaves CIBC.

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Compensation Discussion and Analysis

The details are in the table provided below.

Pay Element ($)	2025	2024
Salary (Fixed)	650,000	600,000
Cash Incentive	3,486,108	2,855,442
PSUs	6,507,401	5,330,158
Options	1,626,850	1,332,540
Total GPS (Variable)	11,620,359	9,518,140
TDC	12,270,359	10,118,140

Share Ownership

Mr. Culham was required to own 5 times his base salary in fiscal 2025 in his roles as SEVP and Group Head, Capital Markets and DFS and COO and exceeded his share ownership requirement with a multiple of 78.9, well in excess of his share ownership requirements and 4.2 times his actual TDC of $12.27 million. In addition, Mr. Culham’s personal share holdings of $3.5 million together with $21.75 million in elected DSUs is a multiple of 38.9 times his base salary. Details regarding equity ownership requirements for our NEOs can be found on page 65.

Equity ownership as at October 31, 2025 using CIBC’s share price of $116.21:

	DSUs	PSUs	Direct Share Holdings	Total Share Ownership	Ownership Multiple

Total	$21,753,196	$26,024,220	$3,521,062	$51,298,478	78.9

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Compensation Discussion and Analysis

Shawn Beber

Mr. Beber was SEVP and Group Head, US Region; President and CEO, CIBC Bank USA until October 31, 2025, after which point he was appointed Special Advisor to support the transition to new leadership in the US Region. Mr. Beber will retire from the bank on July 1, 2026. During fiscal 2025, Mr. Beber led CIBC’s US Region, which includes middle market Commercial Banking, Wealth Management, Private Banking and Retail and Digital Banking, as well as oversight for all Capital Markets activities in the US. Mr. Beber led a team accountable for expanding our US franchise and strengthening connectivity across the bank as part of our strong North American platform.

Under Mr. Beber’s leadership, the business delivered broad-based deposit and commercial and industrial loan growth, and built positive momentum by continuing to generate new business and Assets Under Management growth. Mr. Beber led the team in building strong connectivity with our Capital Markets business to provide an expanded range of financial solutions to US Commercial Banking and Wealth Management clients. The strategic investments made in the US businesses, combined with disciplined expense and risk management under Mr. Beber’s leadership, support the bank’s momentum and growth going forward.

Under Mr. Beber’s leadership, the team demonstrated our well-established relationship strategy and continued to strengthen CIBC’s capabilities in the US to grow our business with the following accomplishments:

◾	CIBC Private Wealth remained Private Asset Management’s most awarded firm in the industry over the last 15 years;
◾	Enhanced our award-winning Private Wealth platform, allowing us to deliver improved client experience;
◾	Maintained risk-controlled growth in Commercial Banking, while strategically allocating capital to deliver new products and services;
◾	Expanded deposit gathering by attracting new clients to our CIBC Agility digital banking platform that provides flexible online banking; and
◾

Continued investments in modernizing our bank, including our improved wires platform, expanded client relationship management tools and enhanced Anti-Money Laundering capabilities helping to transform our bank to support future growth.

Based on our BPF of 115% and an assessment of his individual performance, the Board approved a fiscal 2025 GPS award for Mr. Beber of US$4.47 million which was above his target incentive opportunity. The details are in the table provided below.

Pay Element (US$)(1)	2025(2)	2024
Salary (Fixed)	600,000	548,388
Cash Incentive	1,341,050	1,210,802
PSUs	2,503,292	2,260,164
Options	625,823	565,041
Total GPS (Variable)	4,470,165	4,036,007
TDC	5,070,165	4,584,396

(1)	Compensation for Mr. Beber was determined and paid in US dollars. Mr. Beber’s salary was $600,000 in US dollars as of March 1, 2024.

(2)

In addition to the TDC stated above, Mr. Beber received a one-time C$1,000,000 (US$712,708 based on the Average WM/Reuters exchange rate of US$1.00 = C$1.4031 for fiscal 2025) equity grant to recognize the key role he will have in the successful transition of our US franchise. The award was granted in 2025 in the form of a 3-year cliff-vesting RSA.

Share Ownership

Mr. Beber is required to own 5 times his base salary and currently exceeds his share ownership requirement(1) with a multiple of 16.9. Details regarding equity ownership requirements for our NEOs can be found on page 65.

Equity ownership as at October 31, 2025 using CIBC’s share price of $116.21:

	DSUs	RSAs	PSUs	Direct Share Holdings	Total Share Ownership	Ownership Multiple

Total	$404,405	$1,447,116	$11,947,470	$418,239	$14,217,230	16.9

(1)	Mr. Beber must maintain his hold requirement for 1 year following the date of appointment to Special Advisor.

C I B C P R O X Y C I R C U L A R	83

Compensation Discussion and Analysis

Hratch Panossian

As SEVP and Group Head of Personal and Business Banking, Canada, Mr. Panossian leads the team that provides personal and business clients with financial advice, services and solutions through banking centres, as well as mobile and online channels, to help make their ambitions a reality. Effective November 1, 2025, Mr. Panossian took on an expanded mandate to include contact centres and client marketing.

Under Mr. Panossian’s leadership, the Canadian Personal and Business Banking team continues to make clear progress against our key priorities, as evidenced by the achievement of strong results and progress in 2025 through ongoing delivery of high-quality planning, advice and support, across our retail network and through our Imperial Service offer, helping clients manage periods of increased market volatility and uncertainty. Mr. Panossian led the business in the launch of CIBC Real-Time Experience (CIBC CRTeX™), which leverages advanced analytics and AI to deliver personalized insights and banking experiences to enhance our overall relationships with clients. Under Mr. Panossian’s leadership, our commitment to clients was noted again this year with strong increases in our internal client satisfaction surveys, and validated in external studies.

With Mr. Panossian’s leadership, the businesses accomplished the following:

◾	Ranked #1 in both online and mobile digital platforms in the J.D. Power 2025 Digital Satisfaction Studies;
◾	Launched a new, innovative, no annual fee CIBC Adapta Mastercard that automatically adapts to spending practices and rewards more for everyday purchases;
◾	Achieved record-high NPS for Personal Banking and Imperial Service, reflecting an exceptional level of client satisfaction;
◾	Opened a new banking centre at Toronto Pearson International Airport, welcoming a range of clients including newcomers and international students; and
◾

Launched CIBC’s Skilled Trades Business Banking Program, offering business owners comprehensive solutions, exclusive offers, and expert advice, thereby building on the success of our first-of-its-kind skilled trades Personal Banking program.

Based on our BPF of 115% and an assessment of his individual performance, the Board approved a fiscal 2025 GPS award for Mr. Panossian of $4.99 million, which was above his target incentive opportunity and reflects an increase to his overall total target compensation for fiscal 2025 to align with market, as well as business and individual performance. The details are in the table provided below.

Pay Element ($)	2025(1)	2024
Salary (Fixed)	650,000	600,000
Cash Incentive	1,499,784	1,223,602
PSUs	2,799,597	2,284,058
Options	699,899	571,014
Total GPS (Variable)	4,999,280	4,078,674
TDC	5,649,280	4,678,674

(1)

In addition to the TDC stated above, Mr. Panossian received a $2,000,000 one-time leadership and transition award as part of our CEO transition, to reinforce the continuity and depth of our leadership team. In determining the award amount, several factors were considered including his compensation level relative to market and the significant role that members of Senior Management are expected to have going forward. The award was granted in 2025 in the form of a 3-year cliff-vesting RSA.

Share Ownership

Mr. Panossian is required to own 5 times his base salary and currently exceeds his share ownership requirement with a multiple of 21.5. Details regarding equity ownership requirements for our NEOs can be found on page 65.

Equity ownership as at October 31, 2025 using CIBC’s share price of $116.21:

	DSUs	RSAs	PSUs	Direct Share Holdings	Total Share Ownership	Ownership Multiple

Total	$269,603	$2,560,659	$10,128,069	$1,013,719	$13,972,050	21.5

84	C I B C P R O X Y C I R C U L A R

Compensation Discussion and Analysis

Backtesting of NEO total compensation versus TSR

The chart below compares CIBC’s cumulative TSR over the five-year period from November 1, 2020 through October 31, 2025, with the cumulative TSR of the S&P/TSX Composite and S&P/TSX Composite Banks indices over the same period. The change in annual NEO total compensation over this same period demonstrates the alignment of CIBC NEO pay with CIBC performance.

Cumulative Return(1) (%)	2020	2021	2022	2023	2024	2025

CIBC	100.00	158.03	136.61	114.95	215.61	299.81

S&P/TSX Composite Index	100.00	138.77	131.98	132.55	175.04	225.35

S&P/TSX Composite Banks Index	100.00	155.52	149.18	136.16	189.54	259.12

CIBC NEO Total Compensation(2)	100.00	125.19	113.67	111.05	134.94	172.48

(1)	With dividends reinvested.
(2)

The 2020 CIBC NEO total compensation is expressed as $100 compared to total compensation for subsequent years. CIBC NEO total compensation includes salary, cash incentive, grant date value of equity incentive awards, the compensatory portion of the change in the accrued pension obligation in the year, and all other compensation as reported in the “Summary compensation table” on page 86 of this Circular. The 2024 CIBC NEO Total Compensation above includes the CEO, current CFO and the three next highest paid NEOs (six NEOs were disclosed for fiscal 2024 including the former CFO).

Cost of management ratio (COMR)

The table below summarizes CIBC NEO total compensation as a percentage of reported net income over the past three fiscal years. While the composition of NEOs may change from year to year, the fixed definition of executives included in this group allows for the comparability of compensation amounts between years.

Year	NEO Total Compensation(1) ($000s)	Reported Net Income ($ millions)	NEO Total Compensation as a % of Reported Net Income(2)

2025	50,947	8,454	0.60

2024	39,858	7,154	0.56

2023	32,801	5,039(3)	0.65

(1)

CIBC NEO total compensation includes salary, cash incentive, grant date value of equity incentive awards, the compensatory portion of the change in the accrued pension obligation in the year, and all other compensation as reported in the “Summary compensation table” on page 86 of this Circular for the CEO, the CFO and the three next highest paid NEOs.

(2)

COMR based on NEO total compensation as a percentage of adjusted net income was 0.60% for fiscal 2025, 0.55% for fiscal 2024, 0.51% for fiscal 2023. Adjusted measures are non-GAAP measures. For additional information and a reconciliation of reported results to adjusted results, where applicable, see “Non-GAAP measures” on page 98.

(3)	Reported Net Income for 2023 has been restated to reflect the adoption of IFRS 17.

C I B C P R O X Y C I R C U L A R	85

Compensation Disclosure

Summary compensation table

The table below shows the compensation earned in fiscal 2025, 2024, and 2023 by CIBC’s five NEOs for fiscal 2025.

Name and Principal Position	Year	Salary ($)	Share-based Awards(1) ($)	Option-based Awards(2) ($)	Non-equity Variable Incentive Awards(3) ($)	Pension Value(4) ($)	All Other Compensation(5) ($)	Total Compensation ($)

Victor Dodig CEO (until October 31, 2025)	2025	1,000,000	9,980,160	2,495,040	3,118,800	582,000	2,250	17,178,250
	2024	1,000,000	7,741,440	1,935,360	2,419,200	510,000	2,250	13,608,250
	2023	1,000,000	6,208,000	1,552,000	1,940,000	504,000	2,250	11,206,250

Robert Sedran(6) SEVP and Chief Financial Officer	2025	623,288	2,541,105	510,276	1,093,449	134,000	2,250	4,904,368
	2024	458,470	1,163,082	290,771	748,955	214,000	2,250	2,877,528
	2023	400,000	785,544	158,886	529,620	122,000	2,250	1,998,300

Harry Culham SEVP and Group Head, Capital Markets and Direct Financial Services (until March 31, 2025)/ Chief Operating Officer (effective April 1, 2025)	2025	650,000	6,507,401	1,626,850	3,486,108	176,000	2,250	12,448,609
	2024	600,000	5,330,158	1,332,540	2,855,442	150,000	2,250	10,270,390
	2023	600,000	4,274,652	1,068,663	2,289,992	143,000	2,250	8,378,557

Shawn Beber SEVP and Group Head, US Region; President and CEO, CIBC Bank USA (until October 31, 2025)(7)	2025	841,860	4,512,370	878,092	1,881,627	148,000	431,170	8,693,119
	2024	745,758	3,073,616	768,404	1,646,580	121,000	407,894	6,763,252
	2023	600,000	2,021,225	505,306	1,082,799	106,000	183,111	4,498,441

Hratch Panossian SEVP and Group Head, Personal and Business Banking, Canada	2025	650,000	4,799,597	699,899	1,499,784	71,000	2,250	7,722,530
	2024	600,000	2,284,058	571,014	1,223,602	37,000	2,250	4,717,924
	2023	600,000	1,638,314	409,578	877,668	52,000	2,250	3,579,810

(1)

Amounts shown represent the grant date value of PSUs awarded under the PSU Plan for the specified fiscal years. The value of one PSU at grant is the average closing price of one CIBC common share on the TSX for the 10 trading days before December 1 for the specified fiscal years. Mr. Sedran’s share-based award value includes a $500,000 one-time leadership and transition equity award (RSA) granted in 2025 and a one- time $150,000 RSA granted in 2023. Mr. Beber’s share-based award value includes a $1,000,000 one-time equity grant (RSA) granted in 2025. Mr. Panossian’s share-based award value includes a $2,000,000 one-time leadership and transition equity award (RSA) granted in 2025. The value of one RSA at grant is the average closing price of one CIBC common share on the TSX for the 10 trading days prior to a date specified in the grant terms.

(2)

Amounts shown are grant date fair values (compensation values) determined using a Black-Scholes model. For the specified fiscal years, the key model assumptions, Accounting Fair Value (AFV) and variance between the compensation values and AFV are summarized in the tables below:

Measure	Grants made in December 2025 for fiscal 2025		Grants made in December 2024 for fiscal 2024		Grants made in December 2023 for fiscal 2023
Methodology Risk-free rate (%) Dividend yield (%) Share price volatility (%) Term (years) Compensation value ($)	5-year Black-Scholes average 3.42 3.39 18.73 10 12.87		5-year Black-Scholes average 2.98 4.11 19.13 10 7.59		5-year Black-Scholes average 3.43 6.37 18.85 10 3.67

	2025		2024		2023
Name	AFV ($15.99 per option)	Variance ($)	AFV ($7.43 per option)	Variance ($)	AFV ($4.01 per option)	Variance ($)

Victor Dodig	3,100,317	(605,277)	1,896,583	38,777	1,696,293	(144,294)

Robert Sedran	634,066	(123,790)	284,950	5,821	173,658	(14,772)

Harry Culham	2,021,507	(394,657)	1,305,839	26,701	1,168,019	(99,357)

Shawn Beber	1,092,816	(214,724)	775,197	(6,793)	552,286	(46,980)

Hratch Panossian	869,693	(169,794)	559,574	11,440	447,659	(38,080)

(3)

Non-equity Variable Incentive Awards consist entirely of the annual performance-based cash incentive. Executives may elect voluntarily to defer all or part of their annual incentive into DSUs. For 2025, 2024, and 2023, Mr. Culham elected to defer 50% of his cash incentive of $3,486,108, 20% of his cash incentive of $2,855,442, and 20% of his cash incentive of $2,289,992, respectively, into DSUs. Amounts were converted to DSUs based on the average share price in the 10 trading days preceding December 1 of the respective years. All annual performance-based cash incentive amounts are shown entirely in the Non-equity Variable Incentive Awards column, whether received as cash or voluntarily elected to be received as DSUs.

(4)

Amounts shown represent the “compensatory value” of changes in the pension obligation during the specified fiscal years and reflect the impact of the CIBC Pension Plan amendment that was effective November 1, 2023 that imposed a cap on pensionable earnings as applicable. Mr. Sedran’s compensatory value for 2023 was calculated on the same basis as the other NEOs and reflects his promotion to EVP, Treasurer. His pension value for 2024 reflects his promotion to SEVP and CFO.

86	C I B C P R O X Y C I R C U L A R

Compensation Disclosure

(5)

Amounts shown for Mr. Dodig, Mr. Sedran, Mr. Culham, Mr. Beber, and Mr. Panossian represent CIBC’s contributions to their ESPP accounts. For all NEOs, the amounts shown exclude the incremental cost to CIBC of perquisites as they are less than $50,000 for each NEO. For the CEO, the amounts also exclude the value of any personal use of the CIBC plane by the CEO because he reimburses CIBC for this cost. The amounts shown also exclude dividend equivalent amounts earned on any PSU, RSA and/or DSU awards granted in prior years as the expected dividend equivalents were factored into the disclosed grant date fair value of the awards, as applicable. The reinvested dividend equivalent amounts for fiscal 2025, 2024, and 2023 are $1,493,041, $1,405,645, and $1,240,182 respectively, for Mr. Dodig; $183,305, $149,994, and $122,699 for Mr. Sedran; $1,558,000, $1,415,966, and $1,236,961 for Mr. Culham; $426,634, $317,584, $233,082 in Canadian dollars for Mr. Beber, and $372,126, $304,183, and $239,752 for Mr. Panossian. Mr. Beber’s amounts include $431,170, $405,644 and $180,861 related to his US assignment in Canadian dollars for fiscal 2025, 2024 and 2023, respectively.

(6)

Mr. Sedran was appointed SEVP and CFO on April 1, 2024. Mr. Sedran’s fiscal 2024 salary represents five months at $400,000 and seven months at $500,000. Mr. Sedran’s fiscal 2025 salary represents two months at $500,000 and ten months at $650,000.

(7)

Compensation for Mr. Beber is determined and paid in US dollars for 2025 and 2024, except his pension benefits which are accruing in Canadian Dollars. Mr. Beber’s salary is $600,000 in US dollars as of March 1, 2024. All compensation figures, for fiscal 2025, except for the Pension Value, have been converted to Canadian dollars using the Average WM/Reuters exchange rate of US$1.00 = C$1.4031 for fiscal 2025.

Incentive plan awards – value vested or earned during the financial year

The table below includes information on the value of incentive plan awards vested or earned by each NEO during fiscal 2025.

Name	Value of Option-based Awards That Vested During the Year(1)(2) ($)	Value of Share-based Awards That Vested and Paid Out During the Year(3) ($)	Value of Non-equity Variable Incentive Awards Earned During the Year(4) ($)

Victor Dodig	7,973,489	10,893,329	3,118,800

Robert Sedran	701,334	1,046,421	1,093,449

Harry Culham	5,605,573	7,519,423	3,486,108

Shawn Beber	1,480,152	2,360,435	1,881,627

Hratch Panossian	1,678,602	2,622,706	1,499,784

(1)

Values shown are the difference between the exercise price of the awards and the closing price of CIBC common shares on the TSX on the vesting date. As the NEO may not have exercised the options on the vesting date or subsequently, the amount shown may not reflect an actual amount realized by the NEO.

(2)	The value is based on the number of options vested multiplied by the difference between exercise price of the awards and the closing price of CIBC common shares on the TSX on the vesting date.

(3)

Values shown relate to the vesting and payment of PSUs in fiscal 2025. With respect to PSUs, the performance factor applied to the PSUs granted in December 2021 for fiscal 2021 to determine the final amount paid out to participants in December 2024 was 110%, based on CIBC’s ROE and TSR performance from November 1, 2021 to October 31, 2024.

(4)

Values shown are the sum of annual performance-based cash incentives for fiscal 2025 disclosed in the “Summary compensation table” on page 86. Mr. Beber’s annual cash bonus award was paid in US dollars and has been converted to Canadian dollars at an Average WM/Reuters exchange rate for fiscal 2025 of US$1.00 = C$1.4031.

2022 PSU vesting

The vesting percentage for PSUs granted in 2022 that vested in December 2025 was 115% based on the average of the adjusted ROE performance factor of 105% and the TSR performance factor of 125%, resulting from a number three ranking in adjusted ROE and number one ranking in TSR over the three-year performance period. The vesting percentage calculation details for the specified fiscal year are shown in the table below. See “Deferred incentive awards” starting on page 69 for the scale.

CIBC PSU Vesting Calculation for 2022 PSU Grants							Vesting
	2023	2024	2025	Average	CIBC Rank	Performance
Adjusted ROE(1)	13.4%(2)	13.7%	14.4%	13.8%	3	105%	115%
Three-year TSR(3)	123%				1	125%

(1)	Adjusted measures are non-GAAP measures. For additional information and a reconciliation of reported results to adjusted results, where applicable, see “Non-GAAP measures” on page 98.

(2)	Adjusted ROE for 2023 has been restated to reflect the adoption of IFRS 17.

(3)

TSR for the three-year fiscal performance period is based on a 10 day average closing share price of common shares on the TSX (specifically, the average closing share price for the 10 trading days preceding the start of fiscal 2023 and the final ten trading days of fiscal 2025).

C I B C P R O X Y C I R C U L A R	87

Compensation Disclosure

Incentive plan awards – outstanding option– and share-based awards

The table below shows the specified information for option-based and share-based awards previously awarded to the NEOs that remain outstanding as at October 31, 2025.

Name	Compensation Year	Option-based Awards(1)(2)					Share-based Awards(1)(3)
		Securities Underlying Unexercised Options (#)	Option Exercise Price(4) ($)	Option Expiration Date	Value of Unexercised in-the-money Options ($)	Value of Options Exercised (5)(6)(7)(8)(9)(10) ($)	Plan	Units or Shares Not Vested (#)	Market or Payout Value of Share-based Awards Not Vested(11) ($)	Market or Payout Value of Vested Share- based Awards Not Paid Out or Distributed ($)

Victor Dodig	2016	—	55.845	08-Dec-2026	—	6,644,031	DSU	—	—	8,120,090

	2017	156,542	60.01	13-Dec-2027	8,797,660	—

	2018	195,402	55.75	02-Dec-2028	11,814,005	—

	2019	188,718	54.935	08-Dec-2029	11,563,695	—

	2020	230,896	55.395	06-Dec-2030	14,041,940	—

	2021	286,108	70.05	05-Dec-2031	13,206,745	—

	2022	359,824	59.39	04-Dec-2032	20,445,200	—	PSU	108,835	9,485,814	—

	2023	422,877	56.55	03-Dec-2033	25,228,842	—	PSU	126,527	11,027,735	—

	2024	255,132	94.35	08-Dec-2034	5,577,186	—	PSU	88,752	7,735,426	—

Robert Sedran	2016	—	—	—	—	—	DSU	—	—	843,943

	2020	—	55.395	06-Dec-2030	—	817,210

	2021	24,616	70.05	05-Dec-2031	1,136,275	—

	2022	32,788	59.39	04-Dec-2032	1,863,014	—	PSU	9,917	864,359	—

	2023	43,292	56.55	03-Dec-2033	2,582,801	—	RSA	3,057	355,275	—

							PSU	12,953	1,128,964	—

	2024	38,332	94.35	08-Dec-2034	837,938	—	DSU	631	73,301	—

							PSU	13,334	1,162,179	—

	2025	—	—	—	—	—	RSA	4,791	556,772	—

Harry Culham	2015	—	—	—	—	—	DSU	—	—	4,602,132

	2016	—	55.845	08-Dec-2026	—	—	DSU	—	—	2,325,314

	2017	—	60.01	13-Dec-2027	—	—	DSU	—	—	3,392,904

	2018	—	55.75	02-Dec-2028	—	5,752,614	DSU	—	—	3,337,122

	2019	—	54.935	08-Dec-2029	—	7,613,946	DSU	—	—	2,745,124

	2020	150,000	55.395	06-Dec-2030	9,122,250	834,869	DSU	—	—	1,586,501

	2021	164,640	70.05	05-Dec-2031	7,599,782	1,387,096	DSU	—	—	975,790

	2022	250,310	59.39	04-Dec-2032	14,222,614	—	DSU	—	—	942,680

							PSU	75,711	6,598,763	—

	2023	291,181	56.55	03-Dec-2033	17,371,858	—	DSU	—	—	1,084,769

							PSU	87,123	7,593,385	—

	2024	175,664	94.35	08-Dec-2034	3,840,015	—	DSU	—	—	760,860

							PSU	61,108	5,326,017	—

Shawn Beber	2015	—	48.905	06-Dec-2025	—	216,475

	2016	—	55.845	08-Dec-2026	—	682,136

	2017	—	60.01	13-Dec-2027	—	1,093,992

	2018	—	55.75	02-Dec-2028	—	1,245,322

	2019	—	54.935	08-Dec-2029	—	1,266,606

	2020	37,320	55.395	06-Dec-2030	2,269,616	—	DSU	3,480	404,405	—

	2021	61,996	70.05	05-Dec-2031	2,861,735	—

	2022	83,773	59.39	04-Dec-2032	4,759,982	—	PSU	25,339	2,208,441	—

	2023	137,682	56.55	03-Dec-2033	8,214,108	—	PSU	41,195	3,590,454	—

	2024	104,281	94.35	08-Dec-2034	2,279,583	—	PSU	36,276	3,161,708	—

	2025	—	—	—	—	—	RSA	12,453	1,447,116	—

Hratch Panossian	2015	—	48.905	06-Dec-2025	—	414,802

	2016	12,272	55.845	08-Dec-2026	740,799	—

	2017	12,322	60.01	13-Dec-2027	692,496	—

	2018	18,352	55.75	02-Dec-2028	1,109,562	—

	2019	18,614	54.935	08-Dec-2029	1,140,573	—

	2020	43,214	55.395	06-Dec-2030	2,628,059	—	DSU	2,230	269,603	—

	2021	68,884	70.05	05-Dec-2031	3,179,685	—

	2022	91,172	59.39	04-Dec-2032	5,180,393	—	PSU	27,577	2,403,510	—

	2023	111,599	56.55	03-Dec-2033	6,657,996	—	PSU	33,391	2,910,259	—

	2024	75,275	94.35	08-Dec-2034	1,645,512	—	PSU	26,186	2,282,283	—

	2025	—	—	—	—	—	RSA	22,035	2,560,659	—

(1)

On April 7, 2022, CIBC shareholders approved a two-for-one share split (Share Split) of CIBC’s issued and outstanding common shares. Each shareholder of record at the close of business on May 6, 2022 (Record Date) received one additional share on May 13, 2022 (Payment Date) for every one share held on the Record Date. All common share numbers and per common share amounts have been adjusted to reflect the Share Split as if it was retroactively applied to all periods presented.

(2)	Options are in respect of CIBC common shares. Options generally vest 50% on the third anniversary and 50% on the fourth anniversary of the grant date.

88	C I B C P R O X Y C I R C U L A R

Compensation Disclosure

(3)

PSUs vest and are cash-settled at the end of three years. For awards granted prior to December 2023, the number of units that vest is determined by CIBC’s ROE and TSR performance relative to CIBC’s compensation peer group. For awards granted in December 2023 and onwards, the ROE component of the performance multiplier is based on CIBC’s adjusted ROE performance versus target and TSR performance continues to be based on relative performance. The DSUs shown for Mr.Dodig, Mr. Sedran (granted in 2016) and Mr. Culham reflect annual performance-based incentive awards which have been deferred into DSUs. Such DSUs are fully vested but are not payable until termination of employment, retirement or death. The DSUs shown for Mr. Sedran (granted in 2024), Mr. Beber and Mr. Panossian will vest at the end of five years but are not payable until termination of employment, retirement or death.

(4)	The option exercise price is equivalent to the closing market value of CIBC common shares on the trading day immediately preceding the date of grant.

(5)

The value of options exercised during fiscal 2025 that were granted in previous years. Amounts are the proceeds received (the difference between the exercise price of the options and the market price of the CIBC common shares on the exercise date) before deductions for taxes and commissions.

(6)	Amount shown for Mr. Dodig relates to the sale in December 2024 of 172,750 shares upon exercise of his remaining 2016 Employee Stock Option Plan (ESOP) grant.

(7)	Amount shown for Mr. Sedran relates to the sale in December 2024 of 20,652 shares upon exercise of his remaining 2020 ESOP grant.

(8)

Amounts shown for Mr. Culham relate to the sales in December 2024 of 149,200 shares upon exercise of his remaining 2018 ESOP grant, 46,642 shares upon partial exercise of his 2019 ESOP grant, and the sales in September 2025 of 100,000 shares upon exercise of his remaining 2019 ESOP grant, 14,602 shares upon partial exercise of his 2020 ESOP grant, and 32,854 shares upon partial exercise of his 2021 ESOP grant.

(9)

Amounts shown for Mr. Beber relate to the sales in June 2025 of 4,736 shares upon exercise of his remaining 2015 ESOP grant, 18,172 shares upon exercise of his remaining 2016 ESOP grant, and the sales in September 2025 of 21,130 shares upon exercise of his remaining 2017 ESOP grant, 23,836 shares upon exercise of his remaining 2018 ESOP grant, and 23,002 shares upon exercise of his remaining 2019 ESOP grant.

(10)	Amount shown for Mr. Panossian relates to the sale in June 2025 of 9,006 shares upon exercise of his remaining 2015 ESOP grant.

(11)	Amounts shown are the threshold payout values of 75% of the applicable units.

Securities authorized for issuance under equity compensation plans

The table below provides information at October 31, 2025 on common shares authorized for issuance under the ESOP and the PrivateBancorp Option Plans, which are the only CIBC equity compensation plans that provide for the issuance of shares from treasury.

	A	B	C

Equity Compensation Plans	Securities to be Issued upon Exercise of Outstanding Options (#)	Weighted-average Exercise Price of Outstanding Options ($)	Securities Remaining Available for Future Issuance under Equity Compensation Plans(2) (#)

Approved by security holders	15,505,430	64.88	4,138,495

Not approved by security holders(1)	15,942	31.61	Nil

Total	15,521,372	64.84	4,138,495

(1)

CIBC’s assumption of PrivateBancorp’s equity compensation plans in connection with its acquisition of PrivateBancorp, Inc. in June 2017 did not require approval by security holders under applicable securities legislation and stock exchange rules.

(2)	Excludes shares that were originally available for grant with respect to the acquisition that we no longer expect to grant.

Options outstanding and available for grant at December 31, 2025

The table below provides additional disclosure on options outstanding and available for grant under the ESOP and the options outstanding under the PrivateBancorp Plans.

	A		B		C = A+B

	Options Outstanding		Options Available for Grant		Total

Plan	(#)	% of Common Shares Outstanding	(#)	% of Common Shares Outstanding	(#)	% of Common Shares Outstanding

ESOP(1)	15,591,359	1.69	2,388,105	0.26	17,979,464	1.94

PrivateBancorp Plans(2)	12,232	0.00	Nil	Nil	12,232	0

Total	15,603,591	1.69	2,388,105	0.26	17,991,696	1.94

(1)

At October 31, 2025, the total number of common shares issuable under options outstanding was 15,505,430, the total number of common shares issuable under options available for grant was 4,138,495 and the total number of common shares outstanding was 926,614,164.

(2)

Upon the acquisition of PrivateBancorp, Inc. in June 2017, 2,238,422 CIBC common shares were reserved for issuance to settle outstanding PrivateBancorp option awards. These option awards were granted under the 2007 Long-Term Incentive Compensation Plan (2007 Plan), 2007 Strategic Long-Term Incentive Compensation Plan (Strategic Plan) and the 2011 Amended and Restated Incentive Compensation Plan (2011 Plan) (collectively, the PrivateBancorp Plans) and were converted into options to acquire CIBC shares based on the relative values of the PrivateBancorp, Inc. shares to the CIBC common shares pursuant to the acquisition. In addition, the CIBC common shares that were reserved for issuance to settle outstanding PrivateBankcorp option awards has been restated to reflect the Share Split.

C I B C P R O X Y C I R C U L A R	89

Compensation Disclosure

CIBC’s limited use of options is reflected in the ratios shown in the table below, which are well within best practice guidelines.

Measure	Year	ESOP	PrivateBancorp Plans

Dilution(1) • number of options granted but not exercised/total number of	2025	1.67%	0.00%

common shares outstanding at the end of the fiscal year	2024	1.68%	0.01%

	2023	1.56%	0.02%

Overhang(1) • (number of options available to be granted + options granted but	2025	2.12%	0.03%

not exercised)/total number of common shares outstanding at the end of the fiscal year	2024	2.37%	0.04%

	2023	2.67%	0.05%
Burn Rate(2)

• total number of options granted in a fiscal year/weighted average	2025	0.26%	—

number of common shares outstanding in the fiscal year	2024	0.42%	—

	2023	0.38%	—

(1)	All figures are calculated as a percentage of common shares outstanding on October 31 of the specified fiscal years.

(2)

The burn rate is expressed as a percentage calculated by dividing the number of options granted during the fiscal year (for example, ESOP 2,422,512 for fiscal 2025) by the weighted average number of common shares outstanding for the fiscal year (for example, 935,373,825 for fiscal 2025).

90	C I B C P R O X Y C I R C U L A R

Compensation Disclosure

Deferred incentive compensation plans – key terms and conditions

The following tables summarize key terms and conditions of CIBC’s ESOP, PSU Plan and DSU Plan. In instances where RSAs are awarded, the key terms and conditions are similar to those of the PSU plan as described on page 92, with the exception that vesting is solely time based (3-year cliff-vesting) and does not involve a performance multiplier. The MRCC and Board must approve changes to key terms and conditions and any other material amendments to these plans. Certain amendments to the ESOP are subject to shareholder approval. Annually, the MRCC reviews an assessment by CIBC’s control functions of plan compliance with regulatory requirements and CIBC’s risk management, governance, control and policy requirements. When plan design changes and awards are recommended, the MRCC reviews scenario analysis and backtesting to ensure the plan design objectives are achieved.

ESOP

Eligibility	• Any full-time employee of CIBC (or any of its subsidiaries) as may be designated by the MRCC.

Term	• 10 years from the date of grant (subject to a shorter term for changes in employment status or extension due to the application of trading restrictions as described below).

Vesting	• Outstanding grants vest 50% on each of the third and fourth anniversaries of the grant date.

Exercise Price

• Set by the MRCC, but must not be less than the closing market price of CIBC common shares on the TSX on the trading day immediately preceding the date of grant.

• CIBC has established an option grant date policy that sets out a process for determining the date of grant for options, which is to be applied consistently to all options granted pursuant to the ESOP, and facilitates CIBC’s compliance with the requirements of the ESOP and the TSX for the grant of options.

• Where the MRCC authorizes a grant of options at a time when CIBC’s internal trading restrictions are in effect or where the price of CIBC common shares otherwise does not reflect all material information known to management, the effective date of the grant is the date on which the trading restrictions have been removed or the third trading day after all material information regarding CIBC has been disclosed, respectively, unless a later date is specified by the MRCC.

Securities Reserved for Issue

• The number of common shares which may be issued from treasury cannot exceed 105,269,000. Subject to shareholder approval, the Board has approved an increase of 10,000,000 shares to the number of CIBC common shares reserved for issue to 115,269,000. See “Amendment to CIBC’s Employee Stock Option Plan” for shareholder approval on page 1.

Individual and Insider Limits

• Pursuant to the ESOP, the maximum number of common shares that may be issued to any one person upon the exercise of options may not exceed 5% of the number of common shares then outstanding; however, this number has been fixed at 1% of the number of CIBC common shares then issued and outstanding by resolution of the MRCC.

• No options shall be granted to any participant if such grant could result in the number of CIBC common shares: (a) issued to insiders in any one year, or (b) issuable to insiders, at any time, in each case, pursuant to the exercise of options issued under the ESOP, or when combined with all other securities-based compensation arrangements, exceeding 10% of the issued and outstanding CIBC common shares.

Termination

• Resignation or termination of employment with cause: options are forfeited after 30 days.

• Termination of employment without cause: unvested options continue to vest, and vested options remain outstanding and exercisable, for the length of the employee’s severance period.

• Retirement: options continue to vest and can be exercised subject to the original vesting and expiry dates, provided the participant is 55 years of age or older and has a minimum of 2 years of service on retirement.

Blackout Period Extension

• The term of options that are scheduled to expire during, or shortly after, a period in which the option holder is prohibited from exercising the option due to trading restrictions is automatically extended so that they expire 10 business days after any applicable trading restrictions end.

Stock Appreciation Rights (SARs)	• CIBC may attach a term to options that up to 50% of the options granted can be exercised as SARs (there are currently no outstanding options with SARs attached to them).

Assignability

• ESOP award recipients are generally not permitted to assign or transfer their options. An option recipient may assign their rights to, or to the benefit of, a spouse, minor child or minor grandchild, or a trust of which any combination of the option recipient and any of the foregoing are beneficiaries, with CIBC’s prior approval.

Amendments

• Shareholder approval is required for the following amendments (unless the change results from application of the anti- dilution provisions of the ESOP): –  increasing the number of common shares that can be issued under the ESOP;

– reducing the strike (exercise) price of an outstanding option;

– extending the expiry date of an outstanding option or amending the ESOP to permit the grant of an option with an expiry date of more than 10 years from the grant date;

– changing the provisions relating to the transferability of options, other than for estate settlement purposes;

– expanding the categories of individuals eligible to participate in the ESOP;

– amending the ESOP to provide for other types of compensation through equity issuance;

– removing or exceeding the insider participation limit contained in the ESOP;

– amending the ESOP’s amending provisions; or

– making any amendment to the ESOP for which shareholder approval is required under applicable laws or stock exchange rules.

• Beyond these material plan amendments, the MRCC may make changes to the ESOP, or the administration thereof, from time to time without shareholder approval (such as administrative changes, of a drafting or clarifying nature or to address regulatory and other developments and setting the terms, conditions and mechanics of grant, including with respect to vesting, exercise and expiry). In setting and amending the terms of CIBC’s stock option plans, the MRCC reviews and recommends the terms and conditions of any new plan or any change in the terms and conditions of any existing plan to the Board for approval.

Clawback	• Grants are subject to clawback for misconduct(1) and in the event a restatement is required due to material noncompliance with any financial reporting requirement under US securities law(2).

C I B C P R O X Y C I R C U L A R	91

Compensation Disclosure

(1)

Any individual who engages in misconduct that results in a significant financial loss to CIBC or causes or caused a material restatement of CIBC’s financial statements will be required to repay to CIBC upon demand the total value of any gains arising from options that vested and were exercised within the 12 months preceding the date on which CIBC determined that such significant loss occurred or such material restatement of its financial statements is required due to the individual’s misconduct. In addition, all outstanding options that vested within the 12 months will be cancelled. Misconduct is defined as (i) serious misconduct, (ii) fraud, (iii) a material breach of the terms and conditions of employment, (iv) willful breach of the provisions of CIBC’s Code of Conduct of sufficient gravity to justify the application of this provision, (v) the failure or willful refusal to substantially perform the grantee’s material duties and responsibilities, (vi) the conviction of the grantee for any crime involving fraud, misrepresentation or breach of trust, or (vii) any other circumstances sufficient for a termination of employment for cause.

(2)

As of 2023, CIBC will, pursuant to the SEC Clawback Policy, recover from a current or former “Executive Officer” the amount of any compensation awarded in options for the fiscal year that the restatement applies to, that exceeds the amount of any compensation awarded in options an Executive Officer would have otherwise received had it been determined based on the restated financial statements.

The ESOP was amended as of December 8, 2025, to effect certain amendments approved by the Board which did not require shareholder approval under the ESOP amending provision, including:

(1)	to include non-competition and non-solicitation conditions to the vesting of options, that apply to participants who leave CIBC and satisfy the definition of “Retirement” (as defined within the ESOP);

(2)	revisions to the defined terms to align with existing equity plans, including the definition of Retirement;

(3)	the addition of new sections to align with existing equity plan documents and processes; and

(4)	certain further administrative amendments.

See also “Business of the Meeting - 5. Amendment to CIBC’s Employee Stock Option Plan” on page 1 of the Circular for a further proposed amendment to the ESOP.

PSU Plan(1)(2)

Grants

• Grants are typically awarded as a dollar amount.

• Number of PSUs granted is based on the:

– dollar value of the award; and

– average closing price of CIBC common shares on the TSX for the 10 trading days preceding the fixed date.

Dividend Equivalents	• Dividend equivalents are reinvested and paid out at the same time, and subject to the same performance conditions, as the underlying PSUs.

Performance Conditions	• PSUs are subject to satisfaction of performance criteria at time of vesting based on CIBC’s TSR performance compared with CIBC’s peer group and CIBC’s adjusted ROE performance versus target(1).

Performance Period

• The determination of the PSU award amount is based on both individual and business performance in the fiscal year prior to the grant(3) as it is driven by the year end performance multiplier which is comprised of the BPF and individual performance. PSUs are then subject to a three year performance period post grant that is measured based on relative TSR performance and CIBC’s adjusted ROE performance versus target(1) over the three subsequent years.

Vesting	• Vest at the end of the three-year period.

Payout

• Payouts vary from 75% to 125% of the value of the number of PSUs granted depending on performance against the criteria described above. The performance period spans the three fiscal years that begin on the first day of the fiscal year in which the grants were made.

• Vested PSUs pay out in cash, with each unit valued based on the average closing price of CIBC common shares on the TSX for the 10 trading days before a fixed date.

Clawback

• Grants are subject to:

– clawback in the event of misconduct(4);

– recovery in the event a restatement of CIBC’s financial statements is required due to material noncompliance with any financial reporting requirement under US securities law(5); and

– cancellation for performance in certain cases where unexpected losses arise(6).

92	C I B C P R O X Y C I R C U L A R

Compensation Disclosure

DSU Plan(2)

Grants

• Grants are typically awarded as a dollar amount.

• Number of DSUs granted is based on the:

– dollar value of the award; and

– average closing price of CIBC common shares on the TSX for the 10 trading days preceding the fixed date.

Dividend Equivalents	• Dividend equivalents are reinvested and paid out when the underlying DSUs are paid.

Deferral	• DSUs allow for a longer payout deferral than the typical three-year limit in Canada.

Vesting

• The Board has discretion to set the vesting period and any vesting conditions, which may include performance-related vesting conditions.

• When granted as part of a voluntary deferral of the executive’s cash incentive award, awards vest immediately.

Payout

• Vested DSUs pay out in cash after the termination of employment, retirement or death, subject to Plan termination provisions and income tax requirements.

• The payout price of each DSU will be the average closing price of CIBC common shares on the TSX over the ten trading days preceding the payment date.

Clawback

• Grants are subject to:

– clawback in the event of misconduct(4);

– recovery in the event a restatement of CIBC’s financial statements is required due to material noncompliance with any financial reporting requirement under US securities law(5); and

– cancellation for performance in certain cases where unexpected losses arise(6).

(1)

The TSR performance component for PSU vesting is based on CIBC’s relative TSR performance compared with CIBC’s peer group. For awards granted prior to December 2023 the ROE performance component is also based on CIBC’s relative ROE performance compared with CIBC’s peer group. Beginning with awards granted in December 2023, the ROE component of the vesting performance multiplier is based on CIBC’s adjusted ROE performance versus target.

(2)	CIBC hedges its financial exposure resulting from changes in the CIBC share unit value through a total return swap arrangement with a third-party financial institution.

(3)	Awards for a given fiscal year (November 1 - October 31) are granted the December immediately following the close of the fiscal year.

(4)

Any individual who engages in misconduct that results in a significant financial loss to CIBC or causes or caused a material restatement of CIBC’s financial statements will be required to repay to CIBC upon demand the total value of any incentive payment made within the 12 months preceding the date on which CIBC determined that such significant loss occurred or such material restatement of its financial statements is required due to the individual’s misconduct. In addition, all unvested and any outstanding deferred incentive compensation (PSUs or DSUs) that vested within the 12 months will be cancelled. Misconduct for this purpose is defined in note (1) at the top of this page.

(5)

As of 2023, CIBC will, pursuant to the SEC Clawback Policy, recover from a current or former “Executive Officer” the amount of any compensation awarded in PSUs or DSUs for the fiscal year that the restatement applies to, that exceeds the amount of compensation awarded in PSUs or DSUs an Executive Officer would have otherwise received had it been determined based on the restated financial statements.

(6)

Where CIBC determines that a significant unexpected loss for CIBC, its SBU or key lines of business that is greater than or equal to the aggregate of the last three years of Net Income Before Tax has occurred and the individual’s negligence, failure to comply with applicable policies or procedures, failure to comply with applicable legal or regulatory requirements, failure to exercise appropriate oversight of the conduct of other persons or similar acts or omissions substantially contributed to the unexpected loss, CIBC may cancel up to 100% of the individual’s PSUs and DSUs (applies to awarded DSUs, not elected DSUs) that vests in the fiscal year following fiscal year in which the unexpected loss arises.

Retirement Benefits

All NEOs participate in pension plans on the same basis as all other CIBC employees in Canada, which are subject to limitations defined by the Income Tax Act.

Supplemental Defined Benefit pension benefits for the NEOs are provided under a SERP. For Mr. Culham who was promoted before January 1, 2016, the SERP provides for a final average earnings pension benefit for each year of pensionable service where earnings include a portion of incentive compensation up to a cap. This means that SERP benefits do not increase commensurate with earnings. For NEOs promoted on or after January 1, 2016, being Mr. Sedran, Mr. Beber and Mr. Panossian, the SERP provides for a flat dollar pension accrual, which is irrespective of earnings, for service only from SERP appointment.

The SERP provides Mr. Dodig and Mr. Culham with a fully vested Supplemental Defined Benefit pension determined based on the greater of the final average earnings pension benefit and the flat dollar benefit, as described below in the respective tables. Regardless of the formula applied, Mr. Dodig’s overall annual pension is subject to a limit of $1,250,000.

Payment of SERP benefits is subject to compliance with certain non-solicitation and non-competition covenants.

C I B C P R O X Y C I R C U L A R	93

Compensation Disclosure

Key final average earnings SERP provisions applicable to Mr. Dodig and Mr. Culham are summarized in the table below:

Pension Formula	• 2% of final average earnings per year of pensionable service (maximum of 35 years of service), offset by other CIBC-provided retirement income benefits.

Final Average Earnings

• The sum of:

– the average of the best consecutive five years of salary in the last 10 years before retirement; and

– the average of the best five years of annual cash bonus awards in the last 10 years before retirement.

• Subject to a limit of $2,300,000 for Mr. Dodig and $913,500 for Mr. Culham.

Reduction for Early Retirement

• Pensions are reduced by 4% each year that retirement age precedes age 61 for Mr. Dodig.

• For Mr. Culham, pensions are reduced by 4% for each year that retirement age precedes age 61 for pension service accrued to December 31, 2012 and by 4% for each year that retirement precedes age 65 for pension service from January 1, 2013 forward.

Government Pension Adjustment	• Pensions are reduced from age 65 by the maximum Canada/Québec Pension Plan benefit payable at that time.

Form of Pension

• Pension payments are made for the life of the executive. In the event of death of the executive, 50% of the pension is continued for the life of the executive’s spouse. Other optional forms of payment are made available on an actuarially equivalent basis.

Key flat dollar SERP provisions applicable to all NEOs are summarized in the table below:

Pension Formula

• A flat dollar accrual rate per year of SERP pensionable service only (maximum of 35 years of service) based on executive level:

– $52,000 for Mr. Dodig; and

– $12,500 for Mr. Sedran, Mr. Culham, Mr. Beber and Mr. Panossian.

Reduction for Early Retirement	• Pensions are reduced by 4% for each year that retirement age precedes age 65.

Form of Pension	• Pension payments are made for the life of the executive only. • Other optional forms of payment are made available on an actuarially equivalent basis.

Vesting	• SERP benefits are vested on attainment of age 55 and 5 years of service.

The table below provides additional information related to NEO Defined Benefit pension obligations:

Defined Benefit Plans

Name	Number of Years of Credited Service	Annual Benefits Payable Vested and Unvested(1) ($)		Opening Present Value of Defined Benefit Obligation(4) ($)	Compensatory Change(5) ($)	Non-Compensatory Change(6) ($)	Closing Present Value of Defined Benefit Obligation(7) ($)
		At October 31, 2025(2)	At Age 65(3)

Victor Dodig Robert Sedran Harry Culham Shawn Beber Hratch Panossian	20.3 15.3 17.2 22.9 13.9	1,129,000 128,000 212,000 249,000 198,000	1,250,000 299,000 337,000 422,000 534,000	10,963,000 847,000 1,871,000 2,099,000 781,000	582,000 134,000 176,000 148,000 71,000	396,000 98,000 95,000 173,000 97,000	11,941,000 1,079,000 2,142,000 2,420,000 949,000

(1)

These amounts represent the estimated annual pension payable at age 65 for vested and unvested credited service accrued to the date shown, assuming that final average earnings for Mr. Culham will be at or above the applicable SERP compensation limit. Mr. Dodig’s pension accrued to October 31, 2025 is based on the flat dollar SERP formula. In addition to joining the SERP effective September 1, 2015, Mr. Culham has 7 years of service credited under the CIBC Pension Plan that is not recognized under the SERP. Mr. Culham’s pension from the CIBC Pension Plan is equal to the maximum pension permitted to be paid from the CIBC Pension Plan as prescribed by the Income Tax Act, and is included in the amounts above. Mr. Sedran, Mr. Beber and Mr. Panossian have 9.7 years, 9.9 years and 2.3 years, respectively, of service credited under the CIBC Pension Plan which are not recognized under the SERP. For Mr. Culham, the SERP pension will be offset by the maximum Canada Pension Plan benefit amount starting at age 65.

(2)

The amounts shown are fully vested for all NEOs except for Mr. Sedran, Mr. Beber and Mr. Panossian. Vested annual benefits payable to Mr. Sedran, Mr. Beber and Mr. Panossian as at October 31, 2025 are $58,000, $86,000 and $52,000 respectively. Mr. Sedran’s, Mr. Beber’s and Mr. Panossian’s benefits vest in accordance with the terms of the SERP.

(3)

All NEOs are eligible to retire with an unreduced pension at age 65. The CIBC Pension Plan benefits were determined using the Income Tax Act limits applicable in 2025. For Mr. Culham, the unreduced pension at age 65 does not reflect his appointment as President and CEO, effective November 1, 2025.

(4)

These amounts represent the present value of the NEO’s projected pension earned for service up to October 31, 2024. Amounts have been calculated using the same actuarial assumptions used for CIBC’s financial statement disclosure. Key actuarial assumptions include:

–	an annual discount rate of 4.82%;

–	an annual compensation increase that varies by age and tenure of the executive before taking into account limits on final average earnings;

–	no allowance for future increases in compensation limits or the different tax treatment of registered pension plans versus supplemental pension benefits; and

–	assumed retirement dates reflecting CIBC Pension Plan experience.

(5)

These amounts represent the fiscal 2025 annual service cost, impact of plan amendments and promotions and, where applicable, the impact on present value of defined benefit obligations of any differences between actual and estimated earnings. Amounts have been calculated using the actuarial assumptions and discount rate of 4.88% consistent with the fiscal 2025 pension expense reported in CIBC’s financial statement disclosure.

94	C I B C P R O X Y C I R C U L A R

Compensation Disclosure

(6)

These amounts include interest on the opening present value of the defined benefit obligation, experience gains and losses other than those associated with compensation levels and changes in actuarial assumptions.

(7)

These amounts represent the present value of the NEO’s projected pension earned for service up to October 31, 2025. Amounts have been calculated using the same actuarial assumptions used for CIBC’s financial statement disclosure. Key actuarial assumptions include:

–	an annual discount rate of 4.78%;

–	an annual compensation increase that varies by age and tenure of the executive before taking into account limits on final average earnings;

–	no allowance for future increases in compensation limits or the different tax treatment of registered pension plans versus supplemental pension benefits; and

–	assumed retirement dates reflecting CIBC Pension Plan experience.

Change of Control contracts

CIBC adopted a Change of Control Policy in 2001. This policy, which covers certain senior executive officer roles, including all the NEOs and members of Senior Management, recognizes the importance to CIBC and our shareholders of neutralizing potential conflicts of interest and stabilizing key management roles in connection with potential or actual change of control activity. The underlying premise of the policy is that, under a change of control, no additional benefits would be conferred on an officer than would be otherwise provided under a standard severance arrangement, recognizing there are some distinct features to the Change of Control Policy related to the unique circumstances being addressed. The provisions of the policy are reviewed by the MRCC on a regular basis for consistency with current best practice and to confirm that the list of officers to which the policy applies is appropriate. The key terms of the policy are the following:

Eligibility	• Certain senior officers of CIBC, including each of the NEOs.

Coverage Period	• 24 months following the date of the change of control.

Trigger Events (as in, “Double Trigger”)

• The policy includes a “Double Trigger” where severance payouts, accelerated vesting of deferred incentive compensation and accrued pension occur only if both:

(1)    a change of control event occurs; and

(2)   the officer’s employment is terminated without cause or the officer resigns during the coverage period for one of the reasons listed below (considered “Good Reasons”), as specified in the policy:

–   a material reduction in the officer’s total compensation opportunities, job responsibilities, duties or reporting relationship;

–   a material reduction in the officer’s title, unless the change is a result of a different titling structure or is to a title of essentially the same rank;

–   a change in the officer’s work location that requires the officer to devote more than 50% of his/her working time over a period of three months at a location that is more than 50 miles/80 kilometers from his/her normal work location before the change of control event; or

–   any other change in the officer’s employment constituting constructive dismissal under applicable law.

Severance Benefits

• Upon the “Double Trigger”, the greater of:

(1)    2 times the sum of annual salary plus the greater of the average annual cash incentive for the three immediately preceding fiscal years, and the average target cash incentive for the three immediately preceding fiscal years(1); and

(2)   the amount the officer may be entitled to under any employment contract (as disclosed in footnote (4) to the Termination and change of control benefits table on page 96) or applicable law.

Vesting of Deferred Incentive Compensation and Pension

• Upon the trigger events, all deferred incentive compensation and any unvested accrued pension vest. For PSUs, the number of units vesting is determined by applying the relevant performance criterion for the period from the grant date to the termination date.

Pension Benefits

• Upon the “Double Trigger”, and only for participants who were SERP members prior to May 27, 2015, pension is paid in accordance with the standard terms of the SERP but with two years of service added to credited service (subject to an overall cap of 35 years of service). For participants who became members of the SERP on or after May 27, 2015, additional service credits will only be provided when the participant qualifies under CIBC’s Global Executive Transition Parameters to have severance paid in the form of salary continuance.

(1)	In addition, a cash amount of 10% of salary is paid in lieu of continued participation in CIBC’s pension, health and welfare benefits plans that would otherwise be payable during the severance period.

C I B C P R O X Y C I R C U L A R	95

Compensation Disclosure

Termination and change of control benefits(1)(2)(3)

The table below summarizes estimated payments, payables and benefits which each NEO would be contractually entitled to in the event of a termination without cause or change of control where the executive is terminated without cause or resigns during the coverage period for reasons specified in the Change of Control Policy. Amounts do not include any potential greater common law entitlements.

Name	Compensation Element	Estimated Incremental Payment at October 31, 2025(4)
		Termination Without Cause(5) ($)	Change of Control(6) ($)

Robert Sedran	Cash	2,314,717	2,741,667

	Deferred Compensation Incremental Value	0	0

	Benefits	0	130,000

	Total Payment	2,314,717	2,871,667

	Annual Pension Increment	0	71,000	(7)

Harry Culham	Cash	5,996,294	6,332,008

	Deferred Compensation Incremental Value	0	0

	Benefits	0	130,000

	Total Payment	5,996,294	6,462,008

	Annual Pension Increment	0	0	(7)

Hratch Panossian	Cash	2,734,242	3,390,408

	Deferred Compensation Incremental Value	0	0

	Benefits	0	130,000

	Total Payment	2,734,242	3,520,408

	Annual Pension Increment	0	171,000	(7)

(1)

This table includes only contractually agreed upon severance amounts and does not include any greater potential common law entitlements arising in the event of termination of employment without cause. Upon resignation or termination with cause, no incremental amounts are payable.

(2)

Mr. Dodig is not noted in the chart above. He transitioned to a Special Advisor role effective November 1, 2025, at which time he ceased to be a member of Senior Management, and will retire from the bank after April 30, 2026. Upon his retirement, Mr. Dodig will be subject to the terms and conditions outlined in footnote (4) below.

(3)

Mr. Beber is not noted in the chart above. He transitioned to a Special Advisor role effective November 1, 2025, at which time he ceased to be a member of Senior Management, and will retire from the bank on July 1, 2026. In accordance with the agreement the bank entered into with Mr. Beber, he will receive incremental payments in aggregate totaling $10,458,720 over a period extending through 2028.

(4)

No incremental amounts are contractually payable upon retirement, resignation (other than for reasons specified under “Change of Control contracts” on page 95 of the Circular) or termination with cause. In addition, no incremental amount would be received in respect of accelerated vesting of option- or share-based awards, if any, on the assumption that the discount rate applied to calculate the net present value of the accelerated entitlements is not greater than the rate at which the CIBC common shares would otherwise be expected to appreciate over the period of acceleration. For information regarding outstanding option- and share-based awards as at October 31, 2025, see “Incentive plan awards – outstanding option- and share-based awards” on page 88.

(5)

Amounts shown as Cash for Mr. Sedran, Mr. Culham and Mr. Panossian represent entitlements to cash payments in lieu of notice. For Mr. Sedran, Mr. Culham and Mr. Panossian, the cash payment is calculated using annual salary, average annual cash bonus for the prior three years and annual car allowance for the length of the severance period.

For all NEOs, unvested PSU awards would continue to be eligible to vest and pay out over the normal schedule. Options would continue to be eligible to meet time-based vesting conditions over the severance period and expire at the end of the severance period.

(6)	For information on the cash payments, see “Change of Control contracts” on page 95 of the Circular.

Amounts shown as Benefits are cash payments in lieu of continued participation in CIBC’s pension, health and welfare benefit plans. Each NEO would receive a cash payment equal to 10% of the amount representing salary in the Change of Control severance payment.

(7)

The Annual Pension Increment amount for Mr. Panossian is the incremental annual lifetime pension amount payable from his unreduced early retirement age (age 65) as a result of being entitled to two years of additional credited service. Since Mr. Sedran and Mr. Culham joined the SERP after May 27, 2015, the date the Change of Control Policy was amended to eliminate the provision of additional pension service credit upon Change of Control, they are not eligible for two years of additional credited service. For Mr. Sedran and Mr. Panossian, the Annual Pension Increment amounts also include the value of waiving any remaining vesting requirements since they are not vested in the SERP at October 31, 2025.

The present values at October 31, 2025 of the Annual Pension Increment amounts are $594,000 for Mr. Sedran and $918,000 for Mr. Panossian. The actuarial assumptions used to determine the present values are consistent with the assumptions used for the October 31, 2025 year-end pension plan liabilities which are disclosed in CIBC’s financial statements, with the exception that the assumed retirement age is based on the first date of retirement eligibility. Payment of the Annual Pension amounts is subject to the NEO’s acceptance of certain non-solicitation and non-competition covenants.

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Compensation Disclosure

Additional disclosure under the FSB and Basel Committee on Banking Supervision

The following table provides disclosure under Standard 15 of the FSB Principles for Sound Compensation Practices and their Implementation Standards and Pillar III of the Basel Committee.

For purposes of these tables, CIBC includes in the FSB terms “senior executive officers” which are comprised of NEOs and other Material Risk Takers (MRTs). MRTs include certain SVPs and above, MDs in designated roles, and other select “employees whose actions have a material impact on the risk exposure of the firm” upon an assessment of each role.

At least 40%, and up to 80%, of their total incentive compensation is deferred.

Amounts denominated in foreign currencies have been converted to Canadian dollars at exchange rates used in the annual compensation process. Other issuers that make disclosure of this type may include different officers and employees in these categories, so the amounts disclosed by CIBC may not be comparable to the amounts disclosed by other issuers.

Amounts and form of remuneration awarded(1)

	2025		2024

(All figures in $ millions)	NEOs	Other MRTs	NEOs	Other MRTs

Number of employees	5	145	6	138

Fixed compensation (salary)	3.8	54.9	4.1	50.6

Variable compensation

– Cash	11.1	143.6	10.6	117.6

– Share-Based(2)	28.3	139.1	22.8	120.6

– Option-Based	6.2	13.4	5.7	10.3

Total variable compensation	45.6	296.1	39.1	248.5

Total remuneration	49.4	351.0	43.2	299.1

Deferred compensation paid out(3)

Payouts during the fiscal year(4)	52.5	156.7	20.8	85.7

Outstanding deferred compensation(5)(6)

Vested	107.9	133.5	74.5	73.4

– Cash	-	0.7	-	1.2

– Share-Based	30.7	44.1	21.6	35.4

– Option-Based	77.2	88.7	52.9	36.8

Unvested	232.6	830.6	160.4	565.7

– Cash	-	9.9	-	8.5

– Share-Based	96.5	552.4	77.7	408.3

– Option-Based	136.1	268.3	82.7	148.9

Total(6)	340.5	964.1	234.9	639.1

(1)	Amounts awarded in respect of a specified fiscal year are reflected in that specified fiscal year, notwithstanding that such awards may have been received after year-end.
(2)	NEO share-based values include one-time RSAs granted in 2025 of $500,000 for Mr. Sedran, $1,000,000 for Mr. Beber, and $2,000,000 for Mr. Panossian.
(3)

Amounts of deferred compensation awarded for, and paid out during, the specified fiscal years under current deferred compensation plans. Payouts include realized option gains (that is, the difference between the market value and exercise price).

(4)	Included in fiscal 2025 are amounts paid in December 2024 relating to fiscal 2023 and previous years and included in fiscal 2024 are amounts paid in December 2023.
(5)

All forms of deferred compensation that remain outstanding and which had not expired at the end of the specified fiscal years. Deferral periods are specified within the terms of the relevant plan and, for DSUs, extend until termination, retirement or death. Amounts may not total due to rounding.

(6)

All outstanding deferred compensation is subject to implicit and explicit adjustments. Implicit adjustments results from changes in the value of CIBC common shares or share units and explicit adjustments results from the application of clawbacks or performance-related adjustments. There were no explicit adjustments or implicit adjustments, with the exception of share price movement and PSU factor, for deferred compensation made during fiscal 2025 and 2024.

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Compensation Disclosure

Other compensation paid

There were no guaranteed incentive compensation awards granted in fiscal 2025 for NEOs and other MRTs ($870,000 granted to MRTs in fiscal 2024). Cash sign-on awards(1) granted in fiscal 2025 for four MRTs totaled $950,000 ($1,860,000 in fiscal 2024). No cash sign-on awards were granted to NEOs in fiscal 2025 or fiscal 2024. No severance was paid with respect to NEOs in fiscal 2025 or 2024. Payouts(2) in fiscal 2025 for ten MRTs amounted to $5,171,000. In fiscal 2024(2), payouts for five MRTs amounted to $1,309,000.

(1)

Payments in connection with the cash sign-on awards granted in the specified fiscal years to new hires may have been made in whole or in part in the specified fiscal year or in a subsequent fiscal year. Deferred sign-on awards are included in the “Outstanding deferred compensation” section of the table on page 97.

(2)

“Payouts” reflect the aggregate severance amounts actually paid out by CIBC in the applicable fiscal year. The single highest amount of severance paid in fiscal 2025 was $1,759,000. One payout for fiscal 2025 has been converted to Canadian dollars at the Average WM/Reuters exchange rate of US$1.00 = C$1.4031. One payout for fiscal 2024 has been converted to Canadian dollars at the Average WM/Reuters exchange rate of AUD$1.00 = C$0.9020.

Non-GAAP measures

We use a number of financial measures to assess the performance of our business lines as described below. Some measures are calculated in accordance with GAAP (IFRS), while other measures do not have a standardized meaning under GAAP, and accordingly, these measures may not be comparable to similar measures used by other companies. Investors may find these non-GAAP measures, which include non-GAAP financial measures and non-GAAP ratios as defined in National Instrument 52-112 “Non-GAAP and Other Financial Measures Disclosure”, useful in understanding how management views underlying business performance.

Adjusted measures

Management assesses results on a reported and adjusted basis and considers both as useful measures of performance. Adjusted measures, which include adjusted total revenue, adjusted provision for credit losses, adjusted non-interest expenses, adjusted income before income taxes, adjusted income taxes and adjusted net income, in addition to the adjusted measures noted below, remove items of note from reported results to calculate our adjusted results. Items of note include the amortization of intangible assets, and certain items of significance that arise from time to time which management believes are not reflective of underlying business performance. We believe that adjusted measures provide the reader with a better understanding of how management assesses underlying business performance and facilitates a more informed analysis of trends. While we believe that adjusted measures may facilitate comparisons between our results and those of some of our Canadian peer banks, which make similar adjustments in their public disclosure, it should be noted that there is no standardized meaning for adjusted measures under GAAP.

Adjusted diluted EPS

We adjust our reported diluted EPS to remove the impact of items of note, net of income taxes, to calculate the adjusted EPS.

Adjusted operating leverage

We adjust our reported revenue and non-interest expenses to remove the impact of items of note.

Adjusted ROE

We adjust our reported net income attributable to common shareholders to remove the impact of items of note, net of income taxes, to calculate the adjusted return on common shareholders’ equity.

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Compensation Disclosure

Pre-provision, pre-tax earnings

Pre-provision, pre-tax earnings is calculated as revenue net of non-interest expenses, and provides the reader with an assessment of our ability to generate earnings to cover credit losses through the credit cycle, as well as an additional basis for comparing underlying business performance between periods by excluding the impact of provision for credit losses, which involves the application of judgments and estimates related to matters that are uncertain and can vary significantly between periods. We adjust our pre-provision, pre-tax earnings to remove the impact of items of note to calculate the adjusted pre-provision, pre-tax earnings. As discussed above, we believe that adjusted measures provide the reader with a better understanding of how management assesses underlying business performance and facilitates a more informed analysis of trends.

The following table provides a reconciliation of GAAP (reported) results to non-GAAP (adjusted) results on a consolidated basis.

$ millions, for the year ended October 31	2025	2024

Operating results – reported

Total revenue	$ 29,133	$ 25,606

Provision for credit losses	2,342	2,001

Non-interest expenses	15,852	14,439

Income (loss) before income taxes	10,939	9,166

Income taxes	2,485	2,012

Net income (loss)	8,454	7,154

Net income attributable to non-controlling interests	25	39

Preferred shareholders and other equity instrument holders	364	263

Common shareholders	8,065	6,852

Net income (loss) attributable to equity shareholders	8,429	7,115

Diluted EPS ($)	$ 8.57	$7.28

Impact of items of note(1)

Non-interest expenses

Amortization and impairment of acquisition-related intangible assets	(45)	(56)

Charge related to the special assessment imposed by the FDIC	-	(103)

Impact of items of note on non-interest expenses	(45)	(159)

Total pre-tax impact of items of note on net income	45	159

Income taxes

Amortization and impairment of acquisition-related intangible assets	12	15

Charge related to the special assessment imposed by the FDIC	-	26

Impact of items of note on income taxes	12	41

Total after-tax impact of items of note on net income	$ 33	$ 118

Impact of items of note on diluted EPS ($)(2)	$ 0.04	$ 0.12

Operating results – adjusted(3)

Total revenue – adjusted	$ 29,133	$ 25,606

Provision for credit losses – adjusted	2,342	2,001

Non-interest expenses – adjusted	15,807	14,280

Income (loss) before income taxes – adjusted	10,984	9,325

Income taxes – adjusted	2,497	2,053

Net income (loss) – adjusted	8,487	7,272

Net income attributable to non-controlling interests – adjusted	25	39

Preferred shareholders and other equity instrument holders – adjusted	364	263

Common shareholders – adjusted	8,098	6,970

Net income (loss) attributable to equity shareholders – adjusted	8,462	7,233

Adjusted diluted EPS ($)	$ 8.61	$ 7.40

(1)	Items of note are removed from reported results to calculate adjusted results.
(2)	Includes the impact of rounding differences between diluted EPS and adjusted diluted EPS.
(3)	Adjusted to exclude the impact of items of note. Adjusted measures are non-GAAP measures.

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Compensation Disclosure

The following table provides a reconciliation of GAAP (reported) net income to non-GAAP (adjusted) pre-provision, pre-tax earnings on a consolidated basis.

$ millions, for the year ended October 31	2025	2024

Net income (loss)	$ 8,454	$ 7,154

Add: provision for credit losses	2,342	2,001

Add: income taxes	2,485	2,012

Pre-provision (reversal), pre-tax earnings (losses)(1)	13,281	11,167

Pre-tax impact of items of note(2)	45	159

Adjusted pre-provision (reversal), pre-tax earnings (losses)(3)	$ 13,326	$ 11,326

(1)	Non-GAAP measure.
(2)	Items of note are removed from reported results to calculate adjusted results.
(3)	Adjusted to exclude the impact of items of note. Adjusted measures are non-GAAP measures.

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Shareholder Proposals

Shareholders will be asked to vote on 7 shareholder proposals from Mouvement d’education et de défense des actionnaires (MÉDAC), 82 Sherbrooke Street West, Montréal, Québec H2X 1X3, telephone: 514 286-1155; email: medactionnaires@gmail.com (translated from French to English).

1. MÉDAC – Improving Shareholder Participation in Annual General Meetings (AGMs)

It is proposed that the board of directors take the following actions to protect the organization and prevent risks related to the disengagement of investors, who are often individual retail shareholders:

1.	Improving the voting experience

•	Work in collaboration with transfer agents to simplify the voting process and make it more accessible, including the voting process at meetings (virtual or in person) and the proxy voting process;
•	Provide interactive guides and informative videos to demystify the issues on the agenda;
•	Use personalized reminders or gentle incentives to encourage voting.

2.	Modernizing communications

•	Make communications clearer, more appealing, and tailored to individual retail shareholders;
•	Fast-track the adoption of technological solutions (simplified electronic voting);
•	Optimize online voting platforms to make them more user-friendly on mobile devices;
•	Improve shareholder access to information for those less familiar with digital technologies (paper newsletters, helplines, etc.).

3.	Issue-specific and intergenerational engagement

•	Integrate strategic or societal issues likely to generate greater interest among young investors (climate, inclusion, AI, etc.);
•	Highlight shareholder proposals and corporate governance issues in a plain-language format.

4.	Documentation of participation

•

Disclose in a dedicated section of the proxy circular, with summary table, detailed information on meeting attendance (in person and virtual, broken down), from a multi-year historical perspective (at least from pre-COVID), including, where possible:

i.	the number of votes cast in absolute terms (and not just as a percentage);
ii.	the quorum;
iii.	the number of outstanding voting shares (broken down by class, including multiple voting shares);
iv.	the number of shareholders present (individuals and legal entities, objecting beneficial owners and non-objecting beneficial owners); and
v.	the number of proxy holders (natural persons) representing them.

Argument

The gradual decline in shareholder participation, particularly among individual retail shareholders, raises several questions, particularly regarding its causes. A continuous downward trend, observed over several years, is well documented.

A concerning observation: Data from the Broadridge Proxy Pulse Canada1 review reveals:

Voting Participation by Segment

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Shareholder Proposals

In 2025, Transat A.T. Inc. was forced to adjourn its annual meeting due to lack of quorum. Such an incident, when widely publicized,2 creates uncertainty in the market and causes concern among interested parties (stakeholders). Several TSX-V mining companies are facing similar situations.

By encouraging participation by small shareholders, the Bank will strengthen its democratic legitimacy, enhance the quality of its dialogue with all its securityholders and assert its position as a leader in modern and inclusive corporate governance.

[1]	https://www.broadridge.com/_assets/pdf/broadridge-proxypulse-2023-proxy-season-review.pdf
[2]	https://ici.radio-canada.ca/nouvelle/2161434/assemblee-transat-interrompue-quorum-insuffisant (in French only)

The Board recommends that you vote against this proposal

CIBC encourages all shareholders to make informed voting decisions and participate in our AGM. Our focus is on providing shareholders with equal participation rights and ensuring the AGM is accessible, consistent across platforms, and hosted in a manner permitted by our by-laws, the Bank Act, and other relevant regulations. To support this, we utilize a modern online voting platform, offer additional voting methods, such as mail or phone, and hold a hybrid annual meeting with both in-person and virtual participation options.

We engage with our transfer agent and technology provider annually to discuss the voting and AGM process, including the consideration of potential improvements as technologies evolve. Although online voting platforms and virtual attendance options have matured significantly over the past several years, the security, reliability, and integrity of the AGM process and any technological solutions remain key priorities.

Our communications to shareholders are designed to be robust, reliable, and clear. The Circular presents a comprehensive and straightforward agenda for the AGM, clear instructions for both virtual and in-person participation, and shareholder proposals are printed as submitted to ensure accuracy and compliance with the Bank Act. Support resources such as a helpline and the option to request paper copies of meeting materials are also available for those less familiar or comfortable with digital technologies or the voting process. Our Circular is also compliant with the Accessibility for Ontarians with Disabilities Act (AODA), and both our in-person and virtual meeting options have closed captioning available.

To encourage participation, annual voting reminders are sent to non-registered shareholders through Broadridge, our intermediary, and to CIBC employees who own shares through our Employee Share Purchase Plan (ESPP). Logistical information on our AGM is also posted annually in the newspaper and online, fulfilling regulatory requirements and ensuring accessibility.

While the business of the AGM is fixed, topics of relevance to CIBC and shareholders, including strategic matters, relevant trends, and the bank’s future outlook are often addressed. Furthermore, all shareholders may raise questions for CIBC’s Board and management during the Q&A period of the AGM, and any proponents who have submitted a shareholder proposal have the opportunity to present their proposal at the AGM.

Finally, CIBC already provides participation and voting information across our public disclosures, including the total number of votes cast for each ballot item, quorum requirements, and the number of outstanding voting shares.

2. MÉDAC – Including the Younger Generations in Governing Bodies

It is proposed that the Bank’s board of directors develop and make public, before the 2026 annual meeting, a plan to increase the representation of young people (35 and under) within its governing bodies.

Argument

This would include, among other things, the following:

•	Measurable targets for the representation of younger generations on the board and its advisory committees;
•	Tangible mechanisms for identifying, recruiting, and supporting candidates;
•	An annual report on progress made and actions taken.

In a global environment shaped by rapid change and complex challenges — whether economic, social, or environmental — the ability of financial institutions to anticipate and adapt depends more than ever on the diversity and complementarity of the voices involved in their decision-making processes.

However, younger people remain largely underrepresented in the structures of large Canadian companies, including in the banking sector. This gap is not only a matter of fairness, but also a strategic weakness.

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Shareholder Proposals

The younger generations, through their awareness of new economic, technological, and societal realities, have a keen understanding of emerging expectations, particularly in terms of sustainable finance, digital innovation, and social transformation. Their involvement in corporate governance would enrich strategic thinking and enable better anticipation of changing behaviours, markets, and risks.

Several studies show that diversity within governing bodies not only improves an organization’s performance and capacity for innovation, but also its resilience in the face of crises and its credibility with interested parties (stakeholders).

By implementing a structured and transparent plan to promote the inclusion of young people in its corporate governance, the Bank would be sending a strong signal about its commitment to building an institution that is more representative, more grounded in the reality of the country, and better prepared for the challenges of tomorrow.

The Board recommends that you vote against this proposal

CIBC’s Board Diversity Policy outlines the Board’s process for board renewal, with a focus on seeking the best director candidates with the desired complement of skills, expertise, experience, and perspectives to fulfill the Board’s obligations and oversee CIBC’s strategic priorities effectively.

The Board also seeks to increase the degree to which its directors reflect CIBC’s workforce and the clients and communities CIBC serves, while ensuring the collective skills, expertise, and experiences of Board members address regulatory requirements, including appropriate representation of financial industry and risk management expertise. Further information on director nominees’ skills and experience can be found on page 26 of this Circular, and of these nominees, 46% identify as women, 8% as Indigenous peoples, 15% as people of colour, and 8% as members of the LGBTQ+ community.

Age is not a precluding factor to director appointments; however, the complexity and highly regulated nature of our business requires directors to possess deep experience across various core competencies, which is often acquired through extensive careers and leadership roles. The Corporate Governance Committee routinely assesses the skills and expertise of our directors to ensure the Board’s composition aligns with both current and long-term organizational needs and strategic priorities. As part of our annual Board evaluation process, each director and members of executive leadership complete a survey that includes consideration of whether there is a sufficient level of diversity of thought on the Board, for which age may be a contributing factor.

While CIBC does not support setting a target for the representation of people 35 and under on our Board, we have various avenues to ensure that our Board and management are kept informed of the perspectives of younger generations. For example:

•

In 2025, the Board was educated on CIBC’s approach to Strategic Workforce Planning, which enables us to forecast future workforce needs against available talent supply. The framework ensures CIBC is well-positioned to achieve our strategic priorities and remain agile in response to an accelerated pace of change within the external environment, including technological advancements, as well as evolving client and employee preferences.

•

The Board also participated in an education session focused on navigating workforce transformation amid evolving expectations of a multigenerational workforce, which emphasized the unique value drivers of younger generations and the importance of targeted talent investments.

•

Employee survey results are reviewed annually by the Management Resources and Compensation Committee to share insights by various talent segments, including age group, and identify trends and experience gaps.

We also support the professional development of aspiring corporate directors through our internal talent development activities, and tuition assistance for employees who wish to pursue formal training. Our overall commitment to our teams is demonstrated by CIBC being recognized as one of the Top Employers for Young People for 2026 – for the 14th consecutive year.

Overall, our ongoing practices ensure that the perspectives and priorities of younger generations are considered in our governance and decision-making, while balancing the need for deep experience on the Board of Directors.

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Shareholder Proposals

3. MÉDAC – Responsible Compensation Policy, Aligned with Performance

It is proposed that the Bank adopt a more responsible compensation policy aligned with the Bank’s overall performance.

Argument

In a context where compensation restraint is expected across all sectors, it is essential that executive compensation reflect not only the actual performance of the company, but also general economic developments and the social climate. In order to solidify the legitimacy of compensation decisions and maintain the trust of interested parties (stakeholders), it is proposed that the board of directors adopt, by the next annual meeting, a policy of moderation and responsibility governing the compensation of senior executives.

This policy would include, among other things, the following:

1.	Alignment with performance and internal equity

2.	Growth of the total compensation of senior executives (fixed salary, bonuses, long-term incentives) should follow clear and comparable guidelines, including:

•	the annual increase in the Bank’s adjusted net income;

•	the median growth of employee wages;

•	trends in dividends paid per share.

•	This alignment would link, in concrete terms, executive compensation to the actual performance of the organization and the experience of all employees.

3.	Temporary cap in periods of economic pressure

•

During economic periods of high inflation, housing crisis or stagnation of income in the real economy, the Bank should consider establishing a temporary cap on annual increases of executive compensation (for instance, 3-5%, except in clearly justified exceptional cases).

4.	Increased transparency in public reporting

5.	Annual reporting on compensation should provide a clear comparison between the following:

•	the increase in executive compensation;

•	the median growth of employee wages;

•	financial and non-financial performance indicators.

Adopting such a policy would promote responsible corporate governance, ensure equitable participation in the value created, and prevent tensions linked to excessive pay gaps. It would also send a clear signal of discipline, transparency, and commitment to sustainable performance.

The Board recommends that you vote against this proposal

Our compensation program is comprised of an annual base salary and variable incentive awards. Our internal base salary structure defines the range of pay at each level and our variable incentive plan is consistent across the majority of our employees, including executives, and links incentive to overall CIBC performance. The bank’s compensation philosophy is rooted in pay for performance, equitable treatment, and aligning incentive compensation at all levels with the bank’s strategic priorities and financial performance through the Goals, Performance, Success (GPS) incentive plan.

Our compensation philosophy is reinforced by having our CEO, executives globally, and the majority of our employees (89%)(1) participate in the same incentive plan – GPS. The GPS plan emphasizes pay for performance and is driven by both the Business Performance Factor (BPF) and individual performance. The BPF consists of key financial metrics – including adjusted diluted Earnings Per Share (EPS), adjusted operating leverage, and adjusted revenue growth – as well as client experience and sustainability priorities and can range from 0% to 125%. Financial metrics represent 65% of our BPF, measuring how we deliver on our strategy. Our formula directly captures both absolute performance relative to our goals (75%) and performance relative to our peers (25%) for each financial metric. This structure ensures that compensation outcomes for executives and employees are formulaic and not discretionary. Incentive awards are consistently and transparently tied to the bank’s actual performance as well as the individual’s performance, supporting the proposal’s objective of alignment and accountability.

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Shareholder Proposals

CIBC believes these financial metrics are the right measures for our bank to assess overall performance, demonstrate progress against our strategy, and link to compensation outcomes. Management conducts annual benchmarking on the design of our BPF, and the Management Resources and Compensation Committee (MRCC) reviews it regularly to ensure ongoing alignment with strategic priorities and to maintain a clear link to our financial performance. Under extreme circumstances, the Board may use discretion to reduce the BPF, or a GPS award, to zero to ensure pay for performance alignment. This ongoing evaluation and ability to exercise discretion directly supports responsible compensation practices that reflect actual performance and market conditions.

CIBC maintains an internal salary structure that defines base salary ranges for the majority of our employees, including executives. This structure ensures consistent compensation opportunities for those performing jobs of comparable value and provides appropriate differentiation between roles at different levels, aligning with market opportunities for similar positions. CIBC monitors internal equity, ensuring that base salaries for executives do not increase at a faster rate than those of employees. Since 2022, we have invested approximately $60 million in our team by updating pay ranges across all job levels and achieved our bold commitment to raise the minimum rate of pay for merit-eligible employees in Canada and the US to $25 per hour in 2025. These investments demonstrate our support of living wage principles and our commitment to internal equity and fair pay.

For executives, a higher portion of compensation is variable and at risk, reflecting their ability to influence overall bank performance. This approach reinforces the importance of the BPF in defining incentive compensation awards that are aligned with CIBC performance and shareholder interests. Historically, CIBC has demonstrated the application of downward discretion to executive compensation when appropriate, resulting in lower incentive awards for executives (cash and equity), including Senior Management. Additionally, the MRCC annually reviews the median and average Canadian full-time equivalent employee to CEO pay ratio, as well as historical trends and variances, when determining CEO compensation. This variable and risk-based approach ensures that executive compensation remains sensitive to both performance and broader economic realities, supporting the proposal’s call for moderation and responsibility.

Management conducts and discloses analyses of how CIBC’s financial performance compares to executive compensation in the Compensation Discussion and Analysis section of this Circular. The cost of management ratio (COMR) summarizes the total compensation for CIBC’s Named Executive Officers (NEOs) as a percentage of reported and adjusted net income over the past three fiscal years. This ratio has consistently remained below 1%. Backtesting of NEO total compensation versus Total Shareholder Return (TSR) compares our share performance (with dividends reinvested) to those in the S&P/TSX Composite/Banks indices, alongside NEO compensation, to demonstrate the alignment of NEO pay with CIBC performance over the reporting period. In addition, our reporting in this Circular provides year-over-year comparisons of our financial performance and up to three years of history for each individual NEO. Our robust disclosure practices directly address the proposal’s request for increased transparency and clear reporting of compensation outcomes relative to performance.

CIBC complies with all mandated compensation reporting requirements in specific jurisdictions to align with regional regulatory and reporting standards. We have ongoing monitoring in place to manage upcoming regulation changes regarding pay disclosure to ensure ongoing compliance. By maintaining rigorous compliance and adapting to evolving regulations, we further reinforce the responsible governance and transparency outlined in the proposal.

CIBC believes that our compensation philosophy and governance, as disclosed in this Circular, and other mandated compensation reports provide a clear and comprehensive explanation of our approach to compensation, including the financial and non-financial performance metrics in our GPS incentive plan, how they link to the bank’s strategic priorities and align with shareholder interests, and how we compensate our NEOs annually.

(1)	Calculated based on regular, active employees that are eligible to receive an annual incentive compensation award as of October 31, 2025.

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Shareholder Proposals

4. MÉDAC – Strategic Diversification of Skills on the Board of Directors

It is proposed that the board of directors adopt a new policy of skill diversification tailored to the challenges of today and tomorrow.

Argument

This policy would provide, among other things, the following:

1.	Revision of the board skills matrix to specifically include key areas such as:

•	Climate and sustainability;

•	Social and racial equity;

•	Relationships with Indigenous peoples;

•	Ethics of artificial intelligence;

•	Community impact and responsible investing.

2.

A commitment to actively consider candidates from non-traditional backgrounds, including those from community, academic, Indigenous, or technological backgrounds, provided that these individuals possess relevant strategic or societal expertise.

3.	The annual publication, in the management proxy circular, of a transparent assessment of the diversity of expertise represented on the board and the progress made in this area.

The environment in which the boards of financial institutions operate is increasingly marked by the rapid emergence of complex corporate governance challenges. Issues related to technology, climate risk, social equity, Indigenous rights, and business ethics require diverse and up-to-date expertise.

However, demographic diversity alone, while essential, is not enough. It is imperative to broaden the range of skills represented on the board to ensure:

•	Improved deliberations and strategic decision-making;

•	More accurate anticipation of emerging risks;

•	Strengthened social legitimacy and increased credibility of the organization;

•	The ability to meet the growing expectations of investors and society as a whole.

The active integration of candidates from non-traditional backgrounds, particularly from community, Indigenous, academic, or technological circles, enriches collective thinking and better positions the organization to face the challenges of today and tomorrow.

Finally, disclosure of transparent information on the diversity of expertise contributes to accountability and stakeholder confidence.

The Board recommends that you vote against this proposal

CIBC’s Board renewal process seeks the best director candidates with the desired complement of skills, expertise, experience, and perspectives to fulfill the Board’s obligations, oversee CIBC’s strategic priorities effectively, and address regulatory requirements.

As part of this process, the Corporate Governance Committee (CGC) is responsible for outlining the skills and experiences desired in prospective director candidates to deepen the Board’s collective knowledge and support oversight of CIBC’s strategy. The CGC also considers the degree to which the Board reflects CIBC’s workforce and the clients and communities that CIBC serves, and ensures that the Board renewal process includes director candidates from these communities in the pool of prospects. Our commitment to continuous renewal is demonstrated by the addition of six new directors over the past five years, each recruited from a diverse range of personal and professional backgrounds, ensuring that the Board’s composition evolves alongside CIBC’s strategic priorities and oversight needs.

Each year, we disclose a director skills matrix in our Circular which outlines the specific areas of competency represented by each nominee to the Board. This information is sourced through an annual self-assessment, which the CGC then uses to identify any new opportunities to enhance the Board’s collective skill set. The CGC also reviews the skills matrix itself regularly to ensure it reflects the Board’s current and long-term needs. Last year, CIBC enhanced our skills matrix disclosure by providing definitions for each category, recognizing stakeholder interest in this information.

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Shareholder Proposals

As an additional mechanism to support Board effectiveness, an evaluation of the performance of the Board, its committees, and individual directors is conducted annually. The evaluation seeks input from directors and executive leadership on areas of focus, effectiveness in addressing critical issues, and the sufficiency of the mix of skills, competencies, and experience on the Board. As an example, the Board’s oversight of emerging technologies and AI, and whether the composition supports CIBC’s longer-term growth strategy and core values are considered. The results of this exercise and one-on-one discussions between the Chair of the Board and each director are used to support succession planning for the Board and committees and identify opportunities for continuing director education.

To further supplement the Board’s skills, CIBC’s Director Development Program provides continuing education to help directors stay informed about new and emerging governance topics and regulatory or other developments related to their responsibilities. In 2025, this included educational sessions on topics such as navigating the energy transition, inclusion at work, and agentic AI opportunities and governance. Additionally, we have evolved our approach to governance and oversight to keep pace with rapid developments in technology and AI capabilities by establishing the Technology Committee, which assists the Board in overseeing CIBC’s technology, data, and AI strategies and governance.

Through these comprehensive practices, CIBC ensures that the Board maintains a diverse and relevant range of expertise and perspectives. This supports effective oversight of the bank’s strategic priorities and demonstrates responsiveness to the emergence of complex corporate governance challenges faced by the boards of contemporary financial institutions.

5. MÉDAC – Formal Recognition of the Systemic Role of the Board of Directors

It is proposed that the board of directors appoint a permanent advisory committee on the systemic impact of the Bank’s decisions.

Argument

The mandate of this committee would include, in particular:

1.	Analyzing the systemic impacts of the Bank’s strategic decisions on the following issues:

•	Economic inequality;

•	Access to home ownership;

•	Climate and energy transition;

•	Social and territorial stability;

•	Human rights.

2.	Formulating recommendations aimed at mitigating adverse external impacts and strengthening the positive societal outcomes associated with financing, investment, and risk management activities.

3.	Publishing an annual systemic impact report, appended to the ESG Report, to be presented to shareholders and the public, providing concrete and verifiable indicators.

Financial institutions have a decisive influence on the economy, the social fabric and the environment. Through their decisions in terms of financing, investment, and risk management, they contribute directly to shaping crucial issues such as access to housing, the fight against inequality, climate transition, and social stability.

Major banks, in particular, are being called upon to take on this systemic responsibility amid ever-rising expectations from shareholders, stakeholders, and regulators for responsible corporate governance.

The formal recognition of this systemic role would bring the institution’s governance into a modern, proactive approach aligned with the public interest. This would allow to:

•	Anticipate reputational and operational risks associated with adverse external impacts;

•	Strengthen the Bank’s long-term resilience;

•	Provide a structured response to growing societal concerns;

•	Demonstrate credible leadership in responsible finance.

The appointment of an advisory committee on the systemic impact of the Bank’s decisions would provide the board of directors with an independent and rigorous framework for analyzing these issues, formulating tangible recommendations, and ensuring transparent follow-up. The systemic impact report, integrated into the ESG Report, would enhance accountability and provide shareholders with a clear view of the progress made.

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Shareholder Proposals

The Board recommends that you vote against this proposal

CIBC is committed to creating enduring value for all of our stakeholders. We have existing channels through which we define responsibility and manage risks and opportunities that are material to CIBC and our stakeholders, including those of relevance to broad systemic topics.

CIBC has an established Global Environmental and Social Framework and ESG Governance Framework, which respectively outline how CIBC implements its sustainability initiatives and defines responsibility across the Board, executive management, and teams with accountability for day-to-day execution.

At the Board level, the Corporate Governance Committee oversees CIBC’s alignment to its purpose, our overall sustainability strategy, which includes our climate strategy, and annually approves our CIBC on Human Rights: Modern Slavery and Human Trafficking Statement. Other Board committees lead the oversight of specific elements of our sustainability priorities; in particular, the Risk Management Committee oversees the identification, measurement, monitoring, and mitigation of CIBC’s principal business risks, such as environmental, reputation, third party, information, and cybersecurity. For additional information on the role of each Board committee, refer to Board Oversight of Sustainability on page 53 of this Circular.

At the management level, the Senior Executive ESG Council champions CIBC’s sustainability agenda, and provides guidance on topics such as climate, racial equity and inclusion, and sustainable finance. This is complemented by additional governance bodies such as our Global Risk Committee, a senior management forum for discussion of risk (including consideration of relevant environmental, climate-related, or social risks).

Established in 2021, the CIBC Foundation is a registered charity and separate legal entity that provides donations and supports partnerships and initiatives that promote economic opportunities for all, with a focus on supporting cancer initiatives, children’s programs, and investing in financial health and wellness for individuals from low-income or underserved communities.

CIBC already provides annual public disclosures on our sustainability priorities, informed by a formal materiality assessment undertaken in 2024. This identified topics with high financial and impact materiality, such as climate change, community relationships, inclusive banking, and human rights, and informs our approach to how we manage impacts, risks, and opportunities related to these topics. We are committed to ongoing engagement with stakeholders and will continue to monitor and assess materiality on a regular basis.

Our annual disclosures also include our public scorecard and sustainability data tables, which demonstrate our progress against a number of key metrics and targets related to our sustainability priorities. This includes information such as progress against our community investment, 2030 financed greenhouse (GHG) emissions, and sustainable finance goals. In addition, our Sustainability Issuance Impact Report highlights the associated impacts of the projects and businesses to which proceeds from CIBC’s sustainable issuances have been allocated.

Our reporting approach is guided by regulations and standards with a focus on governance and the impacts, risks, and opportunities related to material topics. We balance transparency regarding our activities and their impacts while complying with evolving regulatory obligations.

Further information can be found in our 2025 Sustainability Report, to be released in Spring 2026, and our 2025 Annual Report, available on our website at www.cibc.com.

6. MÉDAC – Public Disclosure of Non-Confidential Information, Country-by-Country Reporting, Compensation Ratios and Tax Havens

It is proposed that the Bank disclose annually, to the general public, non-confidential information relating to its country-by-country reporting, in order to allow for the detailed and meaningful calculation of compensation ratios, particularly by jurisdiction, and to contribute to the fight against tax havens, particularly in terms of transparency.

Argument

MÉDAC has, on several occasions in the past years, submitted shareholder proposals asking the Bank for the calculation and disclosure of the compensation ratio – a shareholder proposal Vancity has now also submitted. Despite the substantial number of votes cast in support of these proposals (XX% in 2023), the Bank still does not disclose its total compensation ratio, as it has been mandatory for some time in the U.S. and as several companies are already doing here in Canada.

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Shareholder Proposals

Despite the fact that the compensation ratio should be published for all employees according to the standards(1) of the Global Reporting Initiative (GRI), public disclosure of non-confidential “country-by-country reporting” data — namely Action 13(2) of the OECD/G20 Inclusive Framework on BEPS(3) (acronym for Base Erosion and Profit Shifting(4)), an international initiative to which the federal government has subscribed — would enable the calculation of significant compensation ratios, making it possible to better interpret the overall compensation ratio by enhancing the description of the context.

Moreover, making this non-confidential data public — as is the case in several other countries, including Europe — would be an exercise in transparency, goodwill and good faith, and would directly contribute to efforts to combat tax evasion, tax avoidance, tax havens and other overindulgent laws.

However, according to the 2024 Edelman Trust Barometer of the Canadian population, 59% of Canadian respondents believe that business leaders are purposely trying to mislead people by saying things they know are false or gross exaggerations. There is a marked distrust of traditional leaders and business leaders.

For all these reasons, the Bank must make public, each year, the non-confidential data of its country-by-country reporting.

This proposal received 10.42% of favourable votes at last year’s annual meeting.

[1]	https://www.edelman.com/sites/g/files/aatuss191/files/2024-02/2024%20Edelman%20Trust%20Barometer%20Global%20Report_FINAL.pdf

The Board recommends that you vote against this proposal

CIBC is committed to high standards of transparency and integrity in our tax practices. We comply with the tax statutory obligations of all jurisdictions in which we operate, and exercise robust tax governance and tax compliance processes to manage tax risk consistent with our overall risk appetite. Oversight of our tax governance is provided by the Audit Committee of the Board of Directors.

We monitor developments from the OECD/G20 Inclusive Framework on Base Erosion and Profit Shifting (BEPS) and comply with requirements adopted in Canada and other countries where we operate. Beginning with our 2025 fiscal year, CIBC is within scope of the OECD Pillar Two 15% global minimum tax regime, as enacted in Canada and in other jurisdictions that have implemented the regime. Compliant with the BEPS Action 13 on country-by-country reporting, CIBC files an annual country-by-country report in Canada with the Canada Revenue Agency. Under established exchange of information arrangements, this report is shared with the tax authorities of the countries in which we operate. As countries adopt legislation that requires public disclosure of certain country-by-country information, CIBC will comply with those requirements. We are currently evaluating the EU public country-by-country reporting regime and Australia’s public country-by-country legislation to determine CIBC’s reporting obligations and timing.

Lastly, CIBC aims to provide market-competitive and equitable compensation for our employees, and already provides robust disclosures on our compensation practices and governance in our public reports. For additional information on our compensation approach, including key design features, please see the Compensation Discussion and Analysis section of this Circular as well as our response to shareholder proposal number 3. Our annual Sustainability Report also includes further information on our equitable compensation practices, available on our website at www.cibc.com.

7. MÉDAC – Advisory Vote on Environmental Policies

It is proposed that the Bank adopt a policy on annual advisory vote with respect to its environmental and climate objectives and action plan.

Argument

According to the latest Banking on Climate Chaos report,1 financing granted to the fossil fuel industry by the country’s five largest banks reached nearly US$132 billion in 2024. This funding is broken down as follows: Royal Bank: US$34.3 billion; Scotia Bank: US$26.2 billion; Toronto-Dominion Bank: US$29.0 billion; Bank of Montreal: US$19.9 billion; and CIBC Bank: US$22.3 billion.

The Bank continues to support the development of this type of energy. Shareholders play a key role in fostering constructive dialogue between boards of directors and stakeholders. In this context, the advisory vote on environmental policies is not intended to impose specific targets or compromise the competitiveness of the Canadian banking sector, but rather to:

•	Strengthen corporate governance and transparency, by ensuring that the environmental strategy is regularly submitted to shareholder consideration;

C I B C P R O X Y C I R C U L A R	109

Shareholder Proposals

•	Align the Bank’s practices with the growing expectations of international institutional investors, who consider environmental and climate issues to be major financial risks;

•	Mitigate reputational risks, by showing that the Bank is sensitive to environmental concerns, without compromising its contribution to the Canadian economy;

•	Promote a gradual transition that is adapted to the North American context, avoiding radical or confrontational approaches.

It is important to remember that this vote is:

•	Advisory, not binding, without undermining the corporate governance of the board of directors;

•	Provides an opportunity to express measured support without calling into question the fundamental strategic choices or the independence of the board;

•	Sends a signal of good corporate governance, demonstrating the Bank’s commitment to hearing its shareholders without taking a political or ideological stance.

Support for this proposal has grown in recent years, but remains below the threshold for significant influence. By reaching a threshold of 30% or more, shareholders would:

•	Send a clear but reasonable signal in favour of stronger corporate governance in environmental matters;

•	Avoid the alternative of more intrusive regulatory or political pressure in the future;

•	Contribute to preserving the Bank’s credibility and social acceptability, including in international markets.

This proposal received 16.26% of favourable votes at last year’s annual meeting.

[1]	https://www.bankingonclimatechaos.org/?bank=JPMorgan%20Chase#fulldata-panel

The Board recommends that you vote against this proposal

CIBC remains committed to sustaining momentum on transition, and continues to integrate climate-related risks and opportunities into our business strategy and risk management, but we maintain our view that an annual advisory vote on our climate strategy is not the appropriate mechanism to govern and seek stakeholder input on our related plans and activities.

As outlined in our annual Sustainability Report, CIBC has an established governance framework that drives accountability and supports alignment of climate-related activities across the enterprise. Although non-binding in nature, an annual advisory vote with respect to our climate strategy would be inconsistent with the Board’s role and responsibility to approve and oversee the implementation of the bank’s overall corporate strategy, with which our climate strategy is integrated. We continue to view this alignment and cohesion across business operations as being within management’s responsibilities, with oversight of these activities within the duties of the Board.

As we execute on our climate strategy, we view accountability through strong governance mechanisms, public disclosure, and ongoing stakeholder engagement as integral to our plans, and we will continue to:

•

Deliver ongoing reporting to the Board and its committees in addition to director education to support Board oversight, and link progress on climate-related priorities to incentive compensation through our Sustainability Index.

•

Release an annual Sustainability Report, which aligns with the Office of the Superintendent of Financial Institutions (OSFI) Guideline B-15 on Climate Risk Management, and shares further details on our climate governance structure, climate strategy, risk management approach, and progress on established metrics and targets.

•

Conduct year-round engagement with our shareholders and other stakeholders to seek feedback on our climate-related progress and plans, which is reported to the Senior Executive ESG Council and the Board’s Corporate Governance Committee.

In addition, we will continue to work collectively with all stakeholders, including our shareholders, clients, governments, and banking and securities regulators through the ongoing implementation of our climate strategy, while keeping pace of emerging climate and regulatory developments to ensure we remain responsive to evolving priorities and stakeholder expectations.

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Shareholder Proposals

Withdrawn Shareholder Proposals

InvestNow: Return to Viewpoint Neutrality and Fiduciary Duty

Submitted by InvestNow, a not-for-profit organization dedicated to challenging the divestment movement and advocating for investment in Canada’s oil and gas sector. This is submitted on behalf of Gina Pappano, Executive Director of InvestNow and a shareholder of the bank.

RESOLVED: That the Canadian Imperial Bank of Commerce (“CIBC”) return to viewpoint neutrality in their business practices and put fiduciary duty to their shareholders first.

Supporting Statement

Banks are essential institutions for participating in modern life. Without a bank account it is difficult to play any part in our society. Banks therefore, must be truly inclusive institutions. And that means they should be held to a standard of strict viewpoint neutrality, looking after the interests of their clients in a nonpartisan, non-ideological way. So long as a bank’s clients are abiding by the law, banks should be open to all potentially profitable businesses for the good of the bank’s own shareholders and the health of the economy.

But over the past decade, maximizing financial returns to shareholders has increasingly taken a back seat to the pursuit of environmental, social, and ideological goals. Along with other fiduciaries like corporations, public pension plans, and university endowment funds, Canadian banks have placed ideological goals like decarbonization, net-zero, and energy transition above the returns for shareholders.

Banks should not be ideological actors. To go down that road is to severely damage their institutional legitimacy. And allowing themselves to be pressured into investing or divesting based on political and other influences is, frankly, a betrayal of their responsibility to their shareholders.

One of the key differentiators of Canada’s banking model should be autonomy from political and other influence. For this reason, we are calling on CIBC to return to viewpoint neutrality in their business practices and put traditional fiduciary duty towards their shareholders first.

Board Statement

CIBC upholds its fiduciary duties and remains steadfast in its commitment to act in the best interests of the bank and its shareholders. Our directors and officers operate honestly and in good faith, as outlined in the requirements of the Bank Act, ensuring that decisions are made with sound judgment and a view to the best interests of CIBC and its shareholders.

We are focused on continuing to drive long-term growth and build on our momentum with a client-focused, connected and performance-driven approach that is underpinned by four strategic priorities:

1.	Growing our mass affluent and private wealth franchise;

2.	Expanding our digital-first personal banking capabilities;

3.	Delivering connectivity and differentiation to our clients; and

4.	Enabling, simplifying, and protecting our bank.

Our strategy and actions are designed to achieve our stated ambition of delivering top-tier shareholder returns and exceptional client experience while maintaining financial strength and risk discipline. For additional information on CIBC’s strategy and financial performance, refer to our 2025 Annual Report and quarterly results available at www.cibc.com.

C I B C P R O X Y C I R C U L A R	111

Other Information

Indebtedness of Directors and Executive Officers

All transactions with directors and executive officers must be on market terms and conditions unless, in the case of banking products and services for executive officers, otherwise stipulated under approved policy guidelines that govern all employees. Any loans to directors and executive officers must also be made in accordance with the US Sarbanes-Oxley Act of 2002.

The table below shows outstanding indebtedness to CIBC or its subsidiaries incurred by directors, director nominees and executive officers of CIBC or its subsidiaries and their associates, other than routine indebtedness(1) as defined under Canadian securities law and indebtedness that had been entirely repaid by the date of this Circular.

Indebtedness of Directors and Executive Officers under Securities Purchases and Other Programs

Name and Principal Position	Involvement of CIBC or Subsidiary	Largest Amount Outstanding During Fiscal Year Ended October 31, 2025	Amount Outstanding at January 31, 2026	Financially Assisted Securities Purchases During Fiscal Year Ended October 31, 2025 (#)	Security for Indebtedness	Amount Forgiven During Fiscal Year Ended October 31, 2025 ($)

Securities Purchase Programs(2)

Harry Culham President and Chief Executive Officer	CIBC as Lender	$148,441	$134,204	-	CIBC common shares	-

Hratch Panossian SEVP and Group Head, Personal and Business Banking	CIBC as Lender	$148,413	$134,178	-	CIBC common shares	-

Robert Sedran SEVP, Chief Financial Officer and Enterprise Strategy	CIBC as Lender	$166,547	$153,547	-	CIBC common shares	-

(1)

Routine indebtedness includes (i) loans made on terms no more favourable than loans to employees generally for which the amount remaining unpaid does not exceed $50,000 at any time during the last completed financial year to any director, executive officer, or proposed nominee together with their associates; (ii) loans to full-time employees, fully secured against their residence and not exceeding their annual salary; (iii) loans other than to full-time employees, on substantially the same terms available to other clients with comparable credit and involving no more than the usual risk of collectability; and (iv) loans for purchases on usual trade terms, or for ordinary travel or expense advances, or similar reasons, with repayment arrangements in accordance with usual commercial practice.

(2)

CIBC employees can obtain credit from CIBC to purchase CIBC common shares under CIBC’s employee loan program. All loans granted under the program have a maximum amortization of 15 years and interest rates are fixed at the time of purchase at CIBC’s prime rate or 5%, whichever is lower. The credit criteria of the program and the compensation level of the borrower are considered when determining the amount of credit granted. The balance of the loan and accrued interest will become due immediately on demand, at CIBC’s option, if the employee does not make a payment when due or if such amounts become due in accordance with any security held by CIBC for the loan (for example, any security agreement, chattel mortgage, land mortgage, hypothec, etc.).

The table below shows the aggregate indebtedness to CIBC or its subsidiaries of current and former directors, executive officers and employees of CIBC and its subsidiaries. This amount does not include routine indebtedness described in note (1) above.

Aggregate Indebtedness(1)

Purpose	To CIBC or its Subsidiaries ($)	To Another Entity

Securities Purchase	$2,638,987	—

Other	$91,292,348	—

(1)	Certain loans were made in US dollars. These amounts have been converted to Canadian dollars based on the January 31, 2025 WM/Reuters exchange rate of US$1.00 = C$1.3542

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Other Information

Directors’ and Officers’ Liability Insurance

CIBC has purchased, at its expense, a directors’ and officers’ liability insurance policy that protects directors and officers against liability incurred by them while acting as directors and officers of CIBC and its subsidiaries. The insurance applies where CIBC does not, or is not permitted to, indemnify its directors and officers for their acts and omissions. This insurance has a limit of $300 million per claim with no deductible for the twelve-month period ending November 1, 2026. The annual premium for this policy is approximately $1.4 million.

Information about CIBC

Financial information about CIBC is in our consolidated financial statements and MD&A for fiscal year 2025. Additional information is available in our Circular, Annual Information Form, Annual Report and any subsequent interim financial statements and MD&A. Please see our caution regarding forward-looking statements on page 1 of our 2025 Annual Report.

You can access these documents at www.cibc.com and www.sedarplus.com or obtain a printed copy free of charge by contacting Investor Relations at InvestorRelations@cibc.com or CIBC Investor Relations, 81 Bay Street, CIBC Square, Toronto, Ontario M5J 0E7.

Vote Results and Minutes of Meeting

Our vote results and the minutes of our meeting will be available at www.cibc.com. Vote results will also be filed on SEDAR+ at www.sedarplus.com. Contacting our Board of Directors	Find CIBC’s Vote Results at www.cibc.com.

You may contact the Board, the Chair of the Board, a Board committee or a Board member at Corporate.Secretary@cibc.com or by mail at 81 Bay Street, CIBC Square, 20th Floor, Toronto, Ontario M5J 0E7.

Board of Directors’ Approval

The Board approved the contents of this Circular and sending it to shareholders.

Natalie Biderman

Vice-President, Corporate Secretary

February 25, 2026

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